05059895

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. ____)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[V]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Chien Hua Jin Ron Kong Gu Gu Fen Yu Hsien Kung Shih. ("Chien Hua Jin Kong")
(Name of Subject Company)

SinoPac Financial Holdings Company Limited
(Translation of Subject Company's Name into English (if applicable))

Republic of China
(Jurisdiction of Subject Company's Incorporation or Organization)

Chien Hua Jin Kong
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

None
(CUSIP Number of Class of Securities (if applicable))

Henry Fields,Esq.,Morrison & Foerster LLP
555 W.5th St.,Suite 3500,LA,CA90013-1024/(213)892-5200
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

August 4,2005
(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

SEC 2560 (06-05) Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

X [signature]
(Signature)

Edward Chien, Chairman
(Name and Title)

August 3, 2005
(Date)

Index of Attachments to Form CB

No.	Document
A.	Form of Notice to Custodial Bank, dated August 4, 2005, of First Special Shareholders' Meeting of Year 2005 of IBT.
B.	Form of Notice to non-ROC Shareholders, dated August 4, 2005, of First Special Shareholders' Meeting of Year 2005 of IBT.
C.	Public Announcement of First Special Shareholders' Meeting of Year 2005 of IBT, dated June 30, 2005.
D.	Meeting Notice.
E.	Press Release.
F.	Share Swap Agreement.
G.	Fairness Opinion.

(Custodial Bank - name and address)

August 4, 2005

Re: Notice of the First Special Shareholders' Meeting of Year 2005 of International Bank of Taipei

Dear Sir/Madam:

The board of International Bank of Taipei (hereinafter, "the Company" or "IBT") has called a special shareholders' meeting to be held in Taipei on August 26, 2005, to vote on, among other things, the Company's plan (the "Transaction") to become a wholly-owned subsidiary of SinoPac Financial Holdings Company, Limited ("SinoPac Holdings"), a publicly listed financial holding company organized under the laws of the Republic of China ("ROC") , which is to be effected through a share exchange pursuant to the ROC Financial Holding Company Act . A notice of the said meeting, together with all required documents, is being sent to all shareholders pursuant to the law.

The Transaction may be seen as involving an offer and sale of newly-issued shares of SinoPac Holdings to the Company's investors with U.S. addresses ("U.S. Holders"). To qualify for an exemption from registration in the U.S. pursuant to Rule 802 of the U.S. Securities Act of 1933, the Company needs to send English language versions to U.S. holders of the Company shares of all informational documents provided to shareholders of the Company in the Republic of China. As a cautionary measure, we wish to have these same English language documents sent to all holders of the Company shares with addresses outside the Republic of China.

Enclosed is a package containing the following documents in English:

1. The press releases relating to the merger of SinoPac Holdings and IBT dated as of June 30, 2005;
2. Letter to shareholders dated August 4, 2005, re: Important Notice of the First Special Shareholders' Meeting of Year 2005 of IBT;
3. The public announcement dated June 30, 2005, of IBT regarding the convening of a special shareholders' meeting on August 26, 2005;
4. The particulars of the first special shareholders' meeting of year 2005 of the Company (Meeting Notice), together with the Share Swap Agreement and the Fairness Opinion;
5. The board resolutions on the share exchanges (the "offer" or the "shares offered") adopted on June 30, 2005, in respect of the Transaction.;
6. Special notice to U.S. shareholders; and
7. Procedure Handbook for the first special shareholders' meeting.

To facilitate the said Transaction and assure us of compliance with laws outside of the Republic of China, you are hereby kindly requested to forward as soon as possible (sufficiently in advance of the Shareholders' Meeting to give the foreign holder time to consider the materials) the enclosed document package to all the foreign holders of the shares of the Company whose stock certificates are in your custody or whose shares of the Company are held in your name as custodian or nominee.

Your prompt attention to this matter and action are highly appreciated.

Very truly yours,

Show-Chung Ho

Chairman

Encl.

2005-06-30 -English

International Bank of Taipei and SinoPac Financial Holdings Company Announce Plan to Merge Creating a New Leader in the Taiwanese Financial Services Industry

Taiwan - June 30, 2005 - The Board of Directors of International Bank of Taipei (¡§IBT¡¨) and the Board of Directors of SinoPac Financial Holdings Company (¡§SinoPac Holdings¡¨) passed resolutions today approving a plan to merge the two companies. The combination will be structured as a merger of equals (¡§MOE¡¨) and executed by means of a share for share exchange after which IBT will become a wholly owned subsidiary of SinoPac Holdings. Under the proposed terms, the exchange ratio has been set at 1.42 SinoPac Holdings shares for every IBT share. Taking into account the IBT cash dividend of NT$0.90 per share that becomes ex-dividend today, the exchange ratio will be adjusted to 1.36. Post transaction, IBT and SinoPac Holdings shareholders will own 42.3% and 57.7% of the Combined Company respectively.

The merger will create a new leader in the Taiwanese and regional financial services industry with key competitive advantages across a broad spectrum of product areas. The Combined Company will have total loans of NT$597 bn and total deposits of NT$691 bn, representing a market share of 3.6% and ranking 4th among private-owned banks. It will also rank number 1 in SME loans, 3rd in custodian banking and 4th in mortgage lending. The Combined Company will also have more than 2.5 million customers, including more than 60,000 high net worth asset management clients and 2.0 million credit card customers.

S.C. Ho, the Chairman of IBT, said, ¡§This transaction creates a new powerhouse in the Taiwanese financial services industry. The complementary capabilities of IBT and SinoPac will result in significant value creation for all shareholders involved.¡¨ Chairman Chien of SinoPac Holdings commented, ¡§The Combined Company will have significant scale, a powerful distribution network and substantial opportunities to realize

synergies. In addition, we will have a unique regional business and
customer base which will
enable us to be a significant player in the Asia Pacific region,
including Mainland China, as
opportunities become available.¡¨

1

□
Key highlights of the transaction include:

.. Creates the 8th largest Financial Holding Company (¡§FHC¡¨) and the 4th largest private
bank in Taiwan, after Chinatrust Commercial, Fubon Taipeibank and Cathay United.
The Combined Company will have total assets of NT$1,002bn (US$31.8bn) as of March
31, 2005, and a combined market capitalization of approximately NT$115.6bn (US$3.7bn)
based on closing prices as of today
.. Combines IBT¡¦s strong banking presence with Taipei-based SME customers with
SinoPac Holdings¡¦ leading position in consumer banking and #4 position in securities
brokerage (a market share of 4.8% in 2004) to create a broad-based, diversified financial
services group
.. Creates an extensive domestic and regional distribution platform. The Combined
Company will have the largest branch network in Greater Taipei with 93 branches, and a
total of 129 branches throughout Taiwan (excluding the 48 branches of SinoPac
Securities), the largest among private banks in Taiwan
.. Extensive overseas network, with 32 branches in the U.S., Hong Kong, Macau, Vietnam,
China and London, to provide clients with the best international financial services
.. Reinforces strong credit culture and balance sheets of both Companies. The Combined
Company will have a broad-based NPL ratio of 1.4%, and a combined bank capital
adequacy ratio of 12.2%
.. Brings together two management teams with significant depth and industry experience

It is expected that the Combined Company will be able to realize

significant synergies from the
combination. Among others, the Combined Company will be able to derive incremental
revenues with a more diversified product mix and expanded product offering over an enlarged
distribution network, both domestically and overseas. The Combined Company will also be
able to accelerate the development of its wealth management and consumer finance
businesses with a more scalable platform. In addition, the Combined Company expects to be
able to enhance its cross-selling efforts by selling securities and mutual fund products to IBT¡¦s
affluent and loyal customer base as well as factoring and treasury products to the SME
clientele. Significant cost savings can also be achieved through the integration of information
technology systems and overlapping branches, as well as lowered cost of funding resulting
from an improved credit rating.

2

□
The transaction is expected to be earnings accretive with estimated pre-tax synergies of
approximately NT$2 bn to NT$3 bn per year, estimated to be fully realized by 2008. An
integration steering committee will be formed immediately, and, with the assistance of a team
of management consultants, will work to establish the strategic direction and overall framework
as well as to ensure smooth transition and integration.

The transaction is structured as an MOE, with SinoPac Holdings¡¦ listing on the Taiwan Stock
Exchange to be utilized as the Combined Company¡¦s listing after the merger. An MOE typically
involves companies of similar size and their respective management and shareholders would
agree to share influence in the Combined Company.

Completion of the merger transaction is subject to certain conditions, including shareholders¡¦
approval and regulatory approvals. The companies currently plan to seek shareholders¡¦
approval at their extraordinary general shareholders¡¦ meetings on

August 26, 2005 and expect
the transaction will close by the end of this year.

SinoPac Holdings was advised by UBS Investment Bank in this transaction while IBT was advised by Morgan Stanley.

Press Contacts:

International Bank of Taipei SinoPac Financial Holdings Company

Scoty Pan Meiling Lee, Vice President , CEO Office
Senior Vice President / General Manager Tel: 8862-8161-8911, 952-171207
Tel: 8862-2506-3287, 935-935972 Claire Wu, Deputy Manager, CEO Office

Tel: 8862-8161-8933, 935-697297

Note: IBT and SinoPac Holdings would like to remind investors and prospective investors that any person or a group of related persons who intend to hold more than 10% outstanding shares of either company should note the relevant rules under Articles 4, 5 and 16 of the

3

□
Financial Holding Company Act and must submit an application to the relevant regulatory authority for approval. The application form can be downloaded from the websites of the companies or Bureau of Monetary Affairs.

4

□

IBT Taipei

(non-ROC Shareholders- name and address)

August 4, 2005

Re: Important Notice of the First Special Shareholders' Meeting of Year 2005 of International Bank of Taipei (the "Company" or "IBT")

Dear Shareholders:

This is to notify you that the Board of Directors of the Company has called a special shareholders' meeting to be held in Taipei on August 26, 2005, to vote on, among other things, the Company's plan to becoming a wholly-owned subsidiary of SinoPac Financial Holdings Company, Limited (the "Transaction"), a financial holding company organized and existing under the laws of the Republic of China ("ROC"), which is to be effected through a share exchange pursuant to the ROC Financial Holding Company Act. As part of this notice, please find the following documents attached hereto:

1. The press releases relating to the merger of SinoPac Holdings and IBT dated as of June 30, 2005;
2. The public announcement dated June 30, 2005, of IBT regarding the convening of a special shareholders' meeting on August 26, 2005;
3. The particulars of the (first) special shareholders' meeting of year 2005 of the Company (Meeting Notice), together with the Share Swap Agreement and the Fairness Opinion;
4. The board resolutions on share exchanges (the "offer" or the "offered shares") adopted on June 30, 2005, in respect of the Transaction.; and
5. Procedure Handbook for Conduct of the Shareholders' Meeting.

Shareholders with U.S. addresses shall take special notice of the following:

SPECIAL NOTICE TO U.S. SHAREHOLDERS

- This offer is made for the securities of a foreign company. The offer is subject to disclosure requirements of the Republic of China, which are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with accounting standards generally acceptable for public companies in the Republic of China, which may not be comparable to the financial statements of United States companies.

- It may be difficult for you to enforce your rights and any claim you have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the

U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

- You should be aware that the issuer may purchase securities otherwise than under the offer, such as in open market or privately negotiated purchases.

Institutional shareholders with Hong Kong addresses shall take special notice of the following:

Special Notice to Hong Kong Institutional Shareholders

- The attached documents in respect of the shares offered have not been registered with the Registrar of Companies in Hong Kong and, accordingly, the shares offered may not be offered or sold in Hong Kong by means of these documents or any other document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in other circumstances which do not constitute an offer to the public for the purpose of the Companies Ordinance (Chapter 32) of Hong Kong.

- All documents in respect of the shares offered are furnished to you solely for your information and may not be reproduced or re-distributed by mail, facsimile, electronic or computer transmission or by any other means to any other person. By accepting such documents, you agree to be bound by the foregoing limitations.

Best regards.

Yours truly,

Show-Chung Ho

Chairman

Public Announcement of the International Bank of Taipei Co., Ltd. for the Extraordinary Shareholders' Meeting

(Translation)

Serial No.	1	Date	6/30/2005	Time	21:12:32
Spokesman	Mr. Eugene S. Huang	Title of Spokesman	Executive Vice President	Phone No. of Spokesman	2506-3333
Subject	The Date of the Extraordinary Shareholders' Meeting to be Convened as Resolved by the Meeting of the Board of Directors of the Company				
Applicable Provision	Item 17 of Article 2		Date of the Occurrence of Event	6/30/2005	
Description	1. Date of the resolution of the meeting of the board of directors: 6/30/2005 2. Date of the extraordinary shareholders' meeting: 8/26/2005 3. Place of the extraordinary shareholders' meeting: Floor 13 (the auditorium), No. 36, Section 1, Nanking E. Road, Taipei City 4. Agenda: (1) discussion matter: (i) a Shares Swap Agreement under which the Company will combine with SinoPac Financial Holding Company Limited through a share swap in accordance with Article 26 of the Financial Holding Company Act is hereby respectfully submitted to the meeting for discussion. (2) extempore motion. 5. The starting and ending dates of the suspension of the registration of share transfer on the roster of shareholders: 7/28/2008-8/26/2005. 6. Other matter: pursuant to Article 14 of the issuance plan of 2005 First Overseas Convertible Debenture, the conversion of the StAYRS issued thereunder shall be suspended from 28 July 2005 to 26 August 2005. Place for the registration of share transfer: the Stock Affairs Desk of the Company in Floor 1, No. 36, Section 1, Nanking E. Road, Taipei City. Phone Number of the Stock Affairs Desk of the Company: 02-2506-3333#800 Last date for the registration of share transfer: 7/27/2005					

Notice for Extraordinary Shareholders' Meeting
(Excerpt Translation)

Section One

Dear Shareholder:

If you are a new shareholder, please complete the attached specimen seal card and mail or deliver in person such document together with a legible photocopy of your ID card (front and reverse side) to the Stock Affair Desk of the Company so that your right and interest will not be affected adversely.

Notice for the Change of the Address of the Shareholder of the International Bank of Taipei, Co. Ltd.

Name						Seal Registered with the Company
Account No.		ID No.		Date of Notice		
Change of Permanent Address						
Change of Correspondence Address						

※ Please complete the above table and affix the registered seal and then mail it to the Company if there is any change in your address. Relevant subsequent notice will be sent to your new address accordingly.

Specimen Seal Card of the Shareholder of the International Bank of Taipei, Co. Ltd.

A photocopy of ID card is also required to be submitted.

Account No. of Shareholder		Uniform No.	
Name of Shareholder		Statutory Representative	
Date of Birth		Phone No.	
Permanent Address □□□		Seal Registered with the Company	
Correspondence Address □□□			

Section Two

Notice of Attendance No.:

(Please do not fill in this section if you appoint a proxy to attend the meeting on your behalf)

To: The Board of Directors of the International Bank of Taipei, Co. Ltd.

Date:

1. I, a shareholder of the International Bank of Taipei, Co. Ltd. ("Company"), have decided to attend in person the extraordinary shareholders' meeting of the Company to be held on 26 August 2005. Please be advised accordingly and send the attendance card to me by mail so that I would be able to attend the meeting on time.
2. This notice is hereby sent to you for the foregoing.

Coupon for Souvenir of the International Bank of Taipei 2005 Extraordinary shareholders' meeting (This coupon will become invalid if severed from this notice.)	
Account Name	
Account Name	
The souvenir will be delivered upon the presentation of the entire executed meeting notice. [Detailed information regarding the distribution of souvenir is omitted.]	
	Signature or Seal

Account No.		Number of Shares	
Account Name			
Address			

(Signature or Seal)

[Logo of Post Office and relevant legends for mailing (omitted)]

To: Shareholder Mr./Ms______________

Account No.:

(Enclosed is the notice of the Extraordinary Shareholders' Meeting, please read it immediately.)

From: the International Bank of Taipei, Co. Ltd.

Address: Floor 1, No. 36, Nanking E. Road, Section 1, Taipei City

Telephone No.: (02) 25063333#800 Stock Affairs Desk

Section 3

Fairness Opinion regarding the Share Exchange Ratio

Attached hereto

Share Swap Agreement

Attached hereto

[Legends for mailing (omitted)]

To: the International Bank of Taipei, Co. Ltd.

Address: Floor 1, No. 36, Section 1, Nanking E. Road, Taipei City

From: ________________

Address: ____

<table>
<tr><td colspan="2">Proxy</td><td colspan="4">Mandating Party (shareholder)</td><td>No.</td><td></td></tr>
<tr><td rowspan="9">Form 1 ☐
To: The International Bank of Taipei, Co. Ltd.
Date of Authorization:
1. I hereby mandate Mr./Ms________ (the mandating party shall fill in the name of the agent in person rather than by chop affixing) as my agent to attend the extraordinary shareholders' meeting to be held by the Company</td><td rowspan="9">Form 2 ☐
To: The International Bank of Taipei, Co. Ltd.
Date of Authorization:
1. I hereby mandate Mr./Ms_________ (the mandating party shall fill in the name of the agent in person rather than by chop affixing) as my agent to attend the extraordinary meeting of shareholders to be held by the Company on 26 August 2005 and exercise the shareholder's right and express relevant opinion on my behalf as instructed in respect of the following matters:
(1) Discussion Matter:
1) A Shares Swap Agreement under which</td><td>Account No.</td><td></td><td>Number of Shares</td><td></td><td colspan="2">Signature or Seal</td></tr>
<tr><td>Name</td><td colspan="3"></td><td colspan="2"></td></tr>
<tr><td colspan="4">Solicitor</td><td colspan="2">Signature or Seal</td></tr>
<tr><td>Account No.</td><td colspan="3"></td><td colspan="2" rowspan="2"></td></tr>
<tr><td>Name</td><td colspan="3"></td></tr>
<tr><td colspan="4">Proxy Agent</td><td colspan="2">Signature or Seal</td></tr>
<tr><td>Account No.</td><td colspan="3"></td><td colspan="2" rowspan="3"></td></tr>
<tr><td>Name</td><td colspan="3"></td></tr>
<tr><td>ID No. or Uniform No.</td><td colspan="3"></td></tr>
</table>

on 26 August 2005 and exercise relevant rights of a shareholder (including the right to deal with extempore matters) on my behalf. 2. Please send the attendance certificate (or attendance card) to the agent by mail. If the meeting is postponed, this proxy shall remain valid (to the extent of the same extraordinary shareholders' meeting).	the Company will combine with the SinoPac Financial Holding Company Limited through shares swap in accordance with Article 26 of the Financial Holding Company Act is hereby respectfully submitted to the meeting for discussion. ☐ 1. agree ☐ 2. object ☐ 3. waive (2) Extempore Motion 2. If no instruction for the above matters is expressed by the shareholder by marking relevant option, it shall be deemed that the shareholder has agreed to such matters. 3. The agent is fully authorized to deal with extempore matters in the meeting. 4. Please send the attendance certificate (or attendance card) to the agent by mail. If the meeting is postponed, this proxy shall remain valid (to the extent of the same extraordinary shareholders' meeting).	Address:

Notice of Meeting

To: the Shareholder

1. The 2005 Extraordinary Shareholders' Meeting (the "Meeting") of the Company will be held at Floor 13 (the auditorium), No. 36, Section 1, Nanking E. Road, Taipei City on Friday, 26 August 2005 at 9:00 a.m.. The agenda for the Meeting is as follows:
   (1) Discussion Matter:
      1) A Shares Swap Agreement under which the Company will combine with the SinoPac Financial Holding Company Limited through a share swap in accordance with Article 26 of the Financial Holding Company Act is hereby respectfully submitted to the meeting for discussion.
   (2) Extempore Motion

2. Pursuant to Article 165 of the ROC Company Law, the registration of the transfer of shares on the shareholders' roster of the Company shall be suspended from 28 July 2005 to 26 August 2005.
3. In addition to a public notice, we hereby inform you of the Meeting by sending this notice to you together with one copy of the Notice of Attendance and one copy of the Proxy. Please be advised and attend the Meeting accordingly.

※4. If there is any shareholder who wishes to solicit proxies from other shareholders, the Company will compile a statistical statement of such solicitation and then publish such statement in the website of Securities and Futures Institute on 10 August 2005. Shareholders who wishes to obtain such information may visit the website http://free.sfi.org.tw and use its "Proxy Information Free Search System (委託書公告相關資料免費查詢系統)" by clicking "Search for Proxy Information (委託書開會資料由此進入)" and then entering relevant search conditions.

5. [Information of souvenir (omitted)]
6. [Information of souvenir (omitted)]
7. [Information of souvenir (omitted)]
8. Please be advised and act accordingly.

The Board of Directors of the International Bank of Taipei, Co. Ltd. [chop]

Information for the Use of Proxy

1. The use of proxy shall be conducted in accordance with the Regulation Governing the Use of Proxies for Attendance at Shareholder Meetings of Public Companies and Article 177 of the ROC Company Law.
2. Proxy forms to be used shall be limited to those printed and issued by the Company. If a shareholder attends the Meeting in person, he is not permitted to mandate an agent to exercise part of his shareholder's right. If a shareholder executes both the Notice of Attendance and the proxy, it shall be deemed that such shareholder decides to attend the Meeting in person, provided that if the proxy has been delivered to the solicitor or agent, it shall be deemed that the shareholder decides to mandate the agent to attend the Meeting on his/her behalf. If a shareholder executes the both forms of the proxy provided by the Company, the proxy in the Form 1 shall prevail.
3. Before accepting any solicitation for proxy, a shareholder shall request he solicitor to provide relevant written and advertising materials or make reference to such materials

compiled by the Company so that the shareholder can fully understand the background of the solicitor and the candidate supported by such solicitor and the opinion of the solicitor regarding relevant matters to be discussed in the Meeting.

4. To mandate an agent, the mandating party shall execute the Proxy and fill in the account number, name, ID number and address of the solicitor or agent in person.
5. Unless the solicitor has set forth in relevant written and advertising materials that the purpose of solicitation is for the removal of a director or supervisor, the solicited proxies shall not be used to propose or vote for relevant matter.
6. An agent of non-solicited proxies shall not accept the mandate of more than 30 persons. The shares represented by an agent accepting the mandate of more than 3 shareholders shall, in addition to not being more than 4 times the number of shares held by the agent, also not exceed 3 percent of the total number of issued shares of the Company.
7. If a shareholder would like to revoke the proxy, he/she shall, no later than 3 days prior to the Meeting, retrieve the proxy and notify the solicitor (agent) and the Company in writing; the solicitor (agent) shall compile a statistical statement of such revoked proxies and send such statement to the Stock Affairs Desk of the Company before the Meeting.
8. The Proxy shall be sent to the Stock Affairs Desk of the Company no later than 5 days prior to the Meeting.

SHARE SWAP AGREEMENT

(Translation)

THIS SHARE SWAP AGREEMENT (the "**Agreement**") is entered into by and between SinoPac Financial Holdings Company Limited (the "**SinoPac**") and International Bank of Taipei Co., Ltd. (the "**IBT**") on the 30th day of June 2005.

WITNESSETH

WHEREAS, SinoPac wishes to, pursuant to the terms and conditions set forth in the Agreement, enter into the share swap with IBT, whereby all issued and outstanding common shares of IBT will be transferred to SinoPac in exchange for new shares of SinoPac to the shareholders of IBT (the "**Share Swap**"). After the completion of the Share Swap, IBT will become a wholly owned subsidiary of SinoPac.

NOW, THEREFORE, in consideration of the mutual promises contained herein, the Parties hereby agree as follows:

Article 1 - Share Swap

1.1 On the date of execution of the Agreement, the authorized capital of SinoPac is NT$100 billion divided into 10 billion common shares with par value of NT$10 per share, and the paid-in capital of SinoPac is NT$42,666,958,050 divided into 4,266,695,805 common shares (including treasury shares of 136,214,240 shares, among which 116,565,240 shares have been reduced by a resolution of board of directors) with par value of NT$10 per share. The authorized capital of IBT is NT$30 billion divided into 3 billion commons shares with par value of NT$10 per share, and the paid-in capital of NT$2,223,311,030, divided into 222,331,103 common shares with par value of NT$10 per share.

The Parties agree to, on the Share Swap Effective Date (as defined in Article 1.2 hereof), enter into the Share Swap in accordance with the share swap ratio as set forth in Article 2 ("**Share Swap Ratio**") subject to the adjustment as set forth in Articles 3 and 9 hereof, whereby SinoPac shall issue new shares with par value of NT$10 per share (the "**New Shares**") to all of the shareholders of IBT (the "**IBT Shareholders**") in exchange for all of the issued and outstanding shares of IBT. After the completion of the Share Swap, IBT will become a wholly owned subsidiary of SinoPac in accordance with the Financial Holding Company Law (the "**FHC Law**"). The actual amount of the New Shares to be issued by SinoPac shall

be determined in accordance with the Share Swap Ratio as set forth in Article 2 hereof subject to the adjustment as set for the in Articles 3 and 9 hereof.

1.2 If the conditions precedent as set forth in Article 8 have been fulfilled or waived, the Share Swap shall be consummated on the Share Swap Effective Date which is determined by the board of directors of the Parties in accordance with the laws and Article 4.2 hereof. On the Share Swap Effective Date, SinoPac shall duly and validly issue the New Shares to the IBT Shareholders.

Article 2 - Share Swap Ratio and Amendment of Articles of Incorporation

2.1 The Parties agree that, after obtaining the approvals of the relevant competent authorities, unless otherwise provided in the Agreement, 1 common share of IBT shall be in exchange for 1.42 common shares of SinoPac on the Share Swap Effective Date, if the cash dividend of NT$0.9 per share for the year of 2004 is not taken into account. However, after taking into account of the distribution of such cash dividends (ex-dividend date being June 30, 2005), 1 common share of IBT shall be in exchange for 1.36 common share of SinoPac on the Share Swap Effective Date (See the Attachment 1 for the adjustment formula).

2.2 Any fraction of SinoPac's common shares as a result of the Share Swap Ratio as set forth in Article 2.1 shall be distributed to the IBT Shareholders in the form of cash pursuant to the total par values of the New Shares on a pro-rata basis (round up to nearest NT$), and the chairman of SinoPac shall be authorized to discuss with specific persons to subscribe for such fraction of shares based on the its par value.

2.3 The Share Swap Ratio as set forth in Article 2.1 above and the number of the New Shares to be issued by SinoPac shall be subject to the adjustment in accordance with Articles 3 and 9 hereof.

2.4 The holders of the US$180,000,000 Euro Convertible Bonds issued by IBT on December 22, 2004 may, after IBT obtains the approvals of relevant competent authorities and the consent of such holders pursuant to the terms of such bonds (if applicable), request SinoPac to convert the bonds into the shares of SinoPac in accordance with the terms of such bonds and/or the Share Swap Ratio set forth in Articles 2.1 and 2.3 above, without being approved in the shareholders meeting of the Parties.

2.5 With respect to the Share Swap, the Articles of Incorporation of SinoPac shall be amended, which is required to be approved by the competent authorities, as follows:

2.5.1 The English name of SinoPac as set forth in Article 2 of the Articles of Incorporation of SinoPac shall remain to be "SINOPAC FINANCIAL HOLDINGS COMPANY LIMITED"; while the Chinese name of SinoPac shall be revised subject to IBT's recommendation and the consents of the Parties.

2.5.2 Article 17 of the Article of Incorporation of SinoPac shall be amended as "The Company shall have 9 to 13 directors and 3 to 4 supervisors. The actual seats of the directors and supervisors shall be determined by the boards of directors of the Company, and the director and the supervisors shall be duly elected from the individuals with full capacity in the shareholders meeting."

2.5.3 Article 20 of the Article of Incorporation of SinoPac shall be amended as "The Company shall have 3 to 4 managing directors, which shall be elected among the directors of the Company. The managing directors shall, among themselves, elect one chairman."

2.5.4 The proviso of Paragraph I, Article 22 of the Articles of Incorporation of SinoPac shall be deleted.

Article 3 - Adjustment of Share Swap Ratio

3.1 Prior to the Share Swap Effective Date, unless otherwise provided in this Agreement, the boards of directors of the Parties shall agree as soon as possible on the adjustment of the Share Swap Ratio in case that any of the following circumstances occur, and further make such adjustment within 10 business days of the relevant event becoming confirmable, or at another time agreed upon between the Parties, without being required to convene the shareholders meetings for resolution (provided, however, that if any of such events occurs before either Party convenes the shareholders meeting pursuant to Article 4.1, the event shall be reported in the said shareholders meeting, along with any agreement reached between the boards of directors of the Parties pursuant to Article 3.1 on the adjustment to Share Swap Ratio). The Parties will be deemed to agree to terminate this Agreement in the absence of an agreement to the adjustment of the Share Swap Ratio between them within the prescribed period above.

3.1.1 Material Changes of Financial and Business Conditions

The Share Swap Ratio shall be adjusted in accordance with the formula described in Attachment 2 without being approved by the boards of directors of the Parties, if either Party undergoes any material change of the financial or business condition resulting in the deduction of its Net Worth (as defined

below) by NT$1 billion or more (the "**Material Adverse Change**").

If a Party reasonably believes the other party has a Material Adverse Change, it may request the other Party to deliver its financial statements duly audited and certified by a CPA after the change occurs, in order to determine whether such change exists.

For the purposes of this Agreement, the term "Net Worth" means the shareholders' equity described in financial statements prepared pursuant to the generally accepted accounting principles of the Republic of China. Any reduction of the Net Worth is calculated by comparing the audited financial statements after a Material Adverse Change occurs with the semi-annual financial statements as of June 30, 2005 duly audited by a CPA. If a Party claims the occurrence of a Material Adverse Change pursuant to the preceding paragraph, the Party being claimed against shall retain the certified CPA who has audited its latest financial statements (or other CPA approved by the claiming Party) to conduct a special audit in accordance with the generally accepted accounting principles and applicable laws of the Republic of China. The Party, which reasonably believes that the other Party has suffered a Material Adverse Change, may further seek the permission of the other Party to have an independent CPA conduct a special audit in accordance with the generally accepted accounting principles of the Republic of China. All costs and expensed arising out of the special audit shall be for the account of the Party requesting the aforesaid audit, or of the Party suffering a Material Adverse Change if the audit result confirms such change.

3.1.2 Requirements of Competent Authorities

The Share Swap Ratio shall be adjusted upon the express instruction of the competent authorities on the adjustment of the Share Swap Ratio, or to ensure to obtain the approvals from the competent authorities for the Share Swap.

For the purposes of this Agreement, the competent authorities include, without limitation, the Financial Supervisory Commission, Executive Yuan, and its subordinate Bureau of Monetary Affairs and Securities and Futures Bureau (collectively, the "**FSC**"), Fair Trade Commission (the "**FTC**"), Department of Commerce, Ministry of Economic Affairs, Taiwan Stock Exchange Corporation (the "**TSE**"), other relevant domestic and overseas governmental agencies, and institutions and/or associations designated to

exercise authorities;

3.1.3 The Share Swap Ratio shall be adjusted in accordance with the formula described in Attachment 1 (the adjustment formula of the Share Swap Ratio as a result of the cash dividend of NT$0.9 per share for the year of 2004 distributed by IBT) and Attachment 2 without being approved by the boards of directors of the Parties, if the record date of the stock dividends, cash dividends or employees' bonuses in the form of shares of either Parties occurs during the period from June 30, 2005 to the 16th business day (both inclusive) prior to the Share Swap Effective Date.

3.1.4 Unless otherwise announced prior the execution of the Agreement, the Share Swap Ratio shall be adjusted if the shares issued by either Party are subject to split, combination, change of type, or other similar circumstance, and the relevant effective dates thereof fall during the period from June 30, 2005 to the 16th business day (both inclusive) prior to the Share Swap Effective Date.

3.1.5 The Share Swap Ratio shall be adjusted in accordance with the formula described in Attachment 2 without being approved by the boards of directors of the Parties, if either Party (1) proceeds with capital increase for cash during the period from June 30, 2005 to the 16th business day (both inclusive) prior to the Share Swap Effective Date; (2) issues any securities (including, without limitation, convertible bonds, corporate bonds with warrants, preferred shares with warrants, stock option, depository receipts, call/put warrants, or any other securities or rights or rights of the equity nature of the Party issuing such securities or rights, other than the shares issued upon the exercise of the conversion right of the Euro Convertible Bonds issued by IBT on December 22, 2004), buy back treasury stock or other circumstances which may impact the cash flow, shareholders' equity, financial structure or the number of total issued shares during the period from June 30, 2005 to the 21st business day prior to the Share Swap Effective Date, or to the earlier of November 30, 2005 and 21st business day (inclusive) prior to the Share Swap Effective Date in case of issuance of shares upon exercise of employee stock option.

3.1.6 Where there is a significant disaster, material change of business or any other circumstances which have material adverse impact on the shareholders' equity or the price of the securities.

3.1.7 Where either Party otherwise commits an act which has material adverse effect on the finance or business of the company (including, without

limitation, disposal of the significant assets of the company).

3.1.8 Where the adjustment of the Share Swap Ratio may be agreed upon by the boards of directors of the Parties in accordance with the applicable laws.

3.2 The provisions of Article 3.1 above shall not be interpreted as that either Party hereunder may breach this Agreement to engage in the activities as set forth in Article 3.1. If there is more than one adjustment of the Share Swap Ratio arising from the requirements as set forth in Article 3.1, for the purpose of this Agreement, the adjustment of the Share Swap Ratio in Article 3.1 shall refer to the latest adjustment.

3.3 In case of the adjustment of the Share Swap Ratio as set forth in Article 3.1 hereunder, the Parties shall apply for the necessary approvals with the relevant competent authorities within two business days after the adjustment of the Share Swap Ratio.

3.4 Except for the adjustment of the Share Swap Ratio pursuant to Article 3 and/or Article 9 hereof, it is agreed that the Share Swap Ratio shall not be amended.

Article 4 - Anticipated Timeline

4.1 Except as otherwise agreed upon by the Parties, the Parties shall convene shareholders meeting on August 26, 2005 respectively (the "**Shareholders' Meeting Date**"), or other date designated by their respective boards of directors (no later than September 30, 2005) to approve the Share Swap and the Agreement. If the Shareholders' Meeting Date is necessary to be amended as a result of the occurrence of a force majeure event as set forth in Article 12.12, the Shareholders' Meeting Date shall be no later than 50 days after the end of such force majeure event.

4.2 Within 10 days after obtaining or completing all approvals, licenses, consents or proceedings that are required to consummate the Share Swap, the Share Swap Effective Date shall be determined by the boards of directors of the Parties. In case of any failure to determine the Share Swap Effective Date within the prescribed period, the 15th business day after obtaining or completing all approvals, licenses, consents or proceedings shall be the Share Swap Effective Date.

Article 5 - Representations and Warranties of SinoPac

SinoPac represents and warrants, on the execution date of this Agreement and the Share

Swap Effective Date, the following:

5.1 Incorporation and Existence. SinoPac is a financial holding company duly incorporated and existing under the law of the Republic of China and has all necessary capacity and authority to undertake business activities and own properties. SinoPac, its Subsidiaries (as defined in the FHC Law) and its Affiliates (which refer to the domestic and foreign enterprises in which SinoPac directly or indirectly holds or invests in more than 50% of the issued shares or capital, or SinoPac directly or indirectly controls the personnel, finance or business operation) have obtained all permits, approvals and licenses necessary to undertake the business activities for operation of the business. Neither SinoPac nor any of its Subsidiaries or Affiliates has been dissolved or liquidated by a valid resolution (unless the dissolution or liquidation is made in accordance with the letter of the FSC, Jin-Guan-Yin-(VI)-Zi No. 0938011737 dated October 28, 2004), voluntary bankruptcy, settlement or reorganization, or dissolution, settlement, reorganization or adjudication of bankruptcy by court ruling or order or in accordance with applicable law, or is subject to the sanction as provided in Paragraph 1, Article 54 of the FHC Law or Paragraph 1, Article 62 of the Banking Law.

5.2 Shares. The issued shares of SinoPac are legally authorized and issued and fully paid.

5.3 Legality and Validity of this Agreement. (i) the execution, delivery and performance of this Agreement has not, does not, and will not violate or violated any (a) current laws and regulations of the Republic of China, (b) judgments, orders or decisions by court or competent authorities, (c) the Articles of Incorporation or resolutions in the shareholders meeting of SinoPac, or (d) contract, agreement, representation, warrant, guarantee, undertaking, arrangement or other obligation binding to SinoPac, and (ii) this Agreement is a valid agreement authorized, executed and delivered by law and constitutes the obligation of SinoPac that is legal, valid and enforceable.

5.4 Approvals and Licenses. For the purpose of the Share Swap, no authorization, approval, license or consent is required for SinoPac's execution and performance of this Agreement except for the approvals by the board of directors and shareholders' meeting, and permits or approvals by the FSC, the FTC (if applicable), the TSE, and the Ministry of Economic Affairs.

5.5 Financial Statement. The financial statement for the year of 2004 reviewed and audited by a CPA and the financial statement for the period from January 1 to

March 31, 2005 reviewed by a CPA of SinoPac, its Subsidiary and its Affiliates are prepared in accordance with the general accepted accounting principle of the Republic of China, in which all material matters relating to the finance and operation of SinoPac, its Subsidiaries and its Affiliates during the prescribed periods and as of the date of the financial statements have been duly and fairly disclosed. The information contained in the aforesaid financial statements and other financial documents are all accurate and true, and do not have any false, concealing or misleading statement. Except for those disclosed in writing to IBT, as of the date of these financial statements, neither SinoPac nor any of its Subsidiaries or Affiliates has any material liabilities (regardless of direct, indirect or contingent) which are not disclosed in the aforesaid financial statements or the footnotes therein.

5.6 No Material Adverse Change. Commencing from March 31, 2005, the operation of SinoPac, its Subsidiaries and its Affiliates (a) maintains the normal business operation, and (b) does not breach any law or regulation, court adjudication, order or decision by competent authorities, Articles of Incorporation, or other regulations relating to internal audit, control and corporate governance, thereby causing a material adverse change in the business, finance, property, operation or shareholders' equity.

5.7 No Additional Material Liabilities. Commencing from March 31, 2005, except for those disclosed in writing to IBT or those arising from or in connection with the ordinary business operation, neither SinoPac nor any of its Subsidiaries or Affiliates has any additional liabilities, obligations, burden, or contingent liabilities, thereby causing a material adverse change in the business, finance, property, operation or shareholders' equity.

5.8 Litigation. No litigation, arbitration, disputes or administrative disputes, legal proceedings, investigations in connection with partial or entire properties, assets or business operations of SinoPac, its Subsidiaries and its Affiliates, are pending or (to the knowledge of SinoPac) likely to take place, and therefore may have material adverse impacts on the business, finances, properties, operations or shareholders' equity of SinoPac, its Subsidiaries and its Affiliates.

5.9 Accuracy of Information. All documents and information provided to IBT by SinoPac, its Subsidiaries and its Affiliates are true, accurate, complete and most updated, containing no misrepresentation, omission, inaccuracy or concealment without any material changes after the provision thereof.

5.10 Independent Judgment. Prior to the execution of this Agreement, SinoPac has completed all necessary and independent investigation and analysis, and the execution of the Agreement is only based on the results of such independent investigation and analysis, terms and conditions contained herein, and the representations and warranties of IBT set forth in Article 6 hereof.

5.11 No Breach of Contract. None of SinoPac, its Subsidiaries and its Affiliates is in breach of any indenture, mortgage, trust deed, loan agreement or other agreement, to which they are a party, by which it is bound, or under which its properties are involved; provided, however, it is not deemed as the breach of such contracts if such breach does not have any material adverse impact on the operations, business, or other conditions of SinoPac, its Subsidiaries and its Affiliates and the performance of the Agreement by SinoPac, its Subsidiaries and its Affiliates.

5.12 Filing and Payment of Taxes. Except for items disclosed which are pending for the settlement, SinoPac, its Subsidiaries and its Affiliates have filed and paid all of the taxes within the periods prescribed by the law, and do not have any delay, omission or evasion of any taxes or any circumstances which are in violation of the provisions, order or letters of the tax laws.

5.13 Assets and Liabilities. Assets and liabilities required by operations of SinoPac, its Subsidiaries and its Affiliates have been specified in their financial statements provided to IBT, and SinoPac, its Subsidiaries and its Affiliates have legitimate rights of ownership and usage or other rights over the foregoing assets. Except for those as specified in the foregoing financial statements, the usage, profit and disposal of the assets are not subject to any limitation or restriction, excluding the limitation or restriction which does not have any material adverse impact on the operations, business, or other conditions of SinoPac, its Subsidiaries and its Affiliates.

5.14 Contracts and Undertaking. Any contracts, agreements, representations, warranties, guarantees, promises or other obligations, burdens or any constraints or other detriments (excluding those which do not have any material adverse impacts on the operations, business, or other conditions of SinoPac, its Subsidiaries and its Affiliates and do not prevent the performance of this Agreement by SinoPac, its Subsidiaries and its Affiliates) executed, agreed or promised by SinoPac, its Subsidiaries and its Affiliates have been provided or notified to IBT which contain no misrepresentation, concealment or inaccuracy.

5.15 Labor Disputes. Except for the financial statements reviewed and audited by a

CPA and the footnotes thereof, or information otherwise disclosed, or other circumstances that do not have any material adverse impacts on the operations, business, or other conditions of SinoPac, its Subsidiaries and its Affiliates and do not prevent the performance of the Agreement by SinoPac, its Subsidiaries and its Affiliates, SinoPac, its Subsidiaries and its Affiliates are not involved in any labor disputes, material violations of labor laws and regulations, sanctions imposed by any labor authority and any strikes, sabotage, or negotiations of SinoPac, its Subsidiaries and its Affiliates. Neither SinoPac nor any of its Subsidiaries or Affiliates has executed any group contracts or entered into any negotiation with the labor union, or is obligated to execute any group contracts or agreements with the labor union. Unless otherwise provided in this Agreement, the performance of the terms and conditions contained herein shall not impose increased burden upon SinoPac nor its Subsidiaries in respect of the welfare of the employees of SinoPacor of its Subsidiaries.

5.16 Irregular Transactions of Related Parties. Neither SinoPac nor any of its Subsidiaries or Affiliates has engaged in any irregular transactions with any of their incumbent or former directors, managers, managerial personnel, shareholders and any other party.

5.17 Derivatives. Any derivatives held by or transactions of derivatives having been performed or being performed by SinoPac, its Subsidiaries and its Affiliates are in compliance with the relevant laws and regulations and their internal bylaws.

5.18 Conflict of this Agreement. Neither SinoPac nor any of its Subsidiaries or Affiliates has been engaged in any acts or omission, which are reasonably anticipated to result in: (i) the incorrectness or inaccuracy of the representations and warranties as set forth in the preceding paragraphs of this Article 5; (ii) the change of the business nature, and (iii) the failure of the conditions precedent set forth in Article 8 hereof.

5.19 Others. Neither SinoPac nor any of its Subsidiaries or Affiliates has been involved in any other material misrepresentation, violation of laws, loss of credibility or other significant circumstances which affect the continuation of the business operations or shareholders interests.

Article 6 - Representations and Warranties of IBT

IBT represents and warrants, on the execution date of this Agreement and the Share Swap Effective Date, the following:

6.1 Incorporation and Existence. IBT is a bank duly incorporated and existing under the law of the Republic of China and has all necessary capacity and authority to undertake business activities and own properties. IBT and its Subsidiaries (which refer to Taipei Life Insurance Agency Co., Ltd. and Taipei Non-Life Insurance Agency Co., Ltd.) have obtained all permits, approvals and licenses necessary to undertake the business activities for operation of the business. Neither IBT nor any of its Subsidiaries has been dissolved or liquidated by a valid resolution, petitioned for bankruptcy, settlement or reorganization, permitted for dissolution, settlement, reorganization or adjudication of bankruptcy by court ruling or order or in accordance with applicable law, or is subject to the disposition as provided in Paragraph 1, Article 62 of the Banking Law.

6.2 Shares. The issued shares of IBT are legally authorized, issued and fully paid.

6.3 Legality and Validity of the Agreement. (i) the execution, delivery and performance of the Agreement has not, does not, and will not violate or violated any (a) current laws and regulations of the Republic of China, (b) judgments, orders or decisions by court or competent authorities, (c) the Articles of Incorporation or resolutions in the shareholders meeting of IBT, or (d) contract, agreement, representation, warrant, guarantee, undertaking, arrangement or other obligation binding to IBT, and (ii) the Agreement is a valid agreement authorized, executed and delivered by law and constitutes the obligation of IBT that is legal, valid and enforceable.

6.4 Approvals and Licenses. For the purpose of the Share Swap, no authorization, approval, license or consent is required for IBT's execution and performance of the Agreement except for the approvals by the board of directors and shareholders' meeting, and permits or approvals by the FSC, the FTC (if applicable), TSE, and the Ministry of Economic Affairs.

6.5 Financial Statement. The financial statement for the year of 2004 reviewed and audited by a CPA and the financial statement for the period from January 1 to March 31, 2005 reviewed by a CPA of IBT and its Subsidiary are prepared in accordance with the general accepted accounting principle of the Republic of China, in which all material matters relating to the finance and operation of IBT and its Subsidiaries during the prescribed periods and as of the date of the financial statements have been duly and fairly disclosed. The information contained in the aforesaid financial statements and other financial documents are all accurate and true, and do not have any false, concealing or misleading statement. Except for those disclosed in writing to SinoPac, as of the date of these financial statements,

neither IBT nor any of its Subsidiaries has any material liabilities (regardless of direct, indirect or contingent) which are not disclosed in the aforesaid financial statements or the footnotes therein.

6.6 No Material Adverse Change. Commencing from March 31, 2005, the operation of IBT and its Subsidiaries (a) maintains the normal business operation, and (b) does not breach any law or regulation, court adjudication, order or decision by competent authorities, Articles of Incorporation, or other regulations relating to internal audit, control and corporate governance, thereby causing a material adverse change in the business, finance, property, operation or shareholders' equity.

6.7 No Additional Material Liabilities. Commencing from March 31, 2005, except for those disclosed in writing to SinoPac or those arising from or in connection with the ordinary business operation, neither IBT nor any of its Subsidiaries has any additional liabilities, obligations, burden, or contingent liabilities, thereby causing a material adverse change in the business, finance, property, operation or shareholders' equity.

6.8 Litigation. No litigation, arbitration, disputes or administrative disputes, legal proceedings, investigations in connection with partial or entire properties, assets or business operations of IBT and its Subsidiaries, are in process or (to the knowledge of IBT) likely to take place, and therefore may have material adverse impacts on the business, finances, properties, operations or shareholders' equity of IBT and its Subsidiaries.

6.9 Accuracy of Information. All documents and information provided to SinoPac by IBT and its Subsidiaries are true, accurate, complete and most updated, containing no misrepresentation, omission, inaccuracy or concealment without any material changes after the provision thereof.

6.10 Independent Judgment. Prior to the execution of this Agreement, IBT has completed all necessary and independent investigation and analysis, and the execution of this Agreement is only based on the results of such independent investigation and analysis, terms and conditions contained herein, and the representations and warranties of SinoPac set forth in Article 5 hereof.

6.11 No Breach of Contract. None of IBT and its Subsidiaries is in breach of any indenture, mortgage, trust deed, loan agreement or other agreement, to which it is a party, by which it is bound, or under which its properties are involved; provided,

however, it is not deemed as the breach of such contracts if such breach does not have any material adverse impact on the operations, business, or other conditions of IBT and the performance of the Agreement by IBT.

6.12 Filing and Payment of Taxes. Except for items disclosed which are pending for the settlement, IBT and its Subsidiaries have filed and paid all of the taxes within the periods prescribed by the law, and do not have any delay, omission or evasion of any taxes or any circumstances which are in violation of the provisions, order or letters of the tax laws.

6.13 Assets and Liabilities. Assets and liabilities required by operations of IBT and its Subsidiaries have been specified in their financial statements provided to SinoPac, and IBT and its Subsidiaries have legitimate rights of ownership and usage or other rights over the foregoing assets. Except for those as specified in the foregoing financial statements, the usage, profit and disposal of the assets are not subject to any limitation or restriction, excluding the limitation or restriction which does not have any material adverse impact on the operations, business, or other conditions of IBT.

6.14 Contracts and Undertaking. Any contracts, agreements, representations, warranties, guarantees, promises or other obligations, burdens or any constraints or other detriments (excluding those which do not have any material adverse impacts on the operations, business, or other conditions of IBT and its Subsidiaries and do not prevent the performance of this Agreement by IBT and its Subsidiaries) executed, agreed or promised by IBT and its Subsidiaries have been provided or notified to SinoPac which contain no misrepresentation, concealment or inaccuracy.

6.15 Labor Disputes. Except for the financial statements reviewed and audited by a CPA and the footnotes thereof, or information otherwise disclosed, or other circumstances that do not have any material adverse impacts on the operations, business, or other conditions of IBT and its Subsidiaries and do not prevent the performance of this Agreement by IBT and its Subsidiaries, IBT and its Subsidiaries are not involved in any labor disputes, material violations of labor laws and regulations, sanctions imposed by any labor authority and any strikes, sabotage, or negotiations of IBT and its Subsidiaries. Except for the employee placement plan and any other negotiation with the labor union provided in the "Guidelines Governing the Assurance of Employees' Rights upon the Incorporation of a Financial Holding Company, Merger or Share Swap by IBT" implemented by the approval of the board of directors of IBT on April 22, 2005,

neither IBT nor its Subsidiaries has executed any group contracts or entered into any negotiation with the labor union, or is obligated to execute any group contracts or agreements with the labor union. Unless otherwise provided in this Agreement, the performance of the terms and conditions contained herein shall not impose increased burden upon IBT nor its Subsidiaries in respect of the welfare of the employees of IBT and of its Subsidiaries.

6.16 Irregular Transactions of Related Parties. Neither IBT nor any of its Subsidiaries has engaged in any irregular transactions with any of their incumbent or former directors, managers, managerial personnel, shareholders and any other party.

6.17 Derivatives. Any derivatives held by or transactions of derivatives having been performed or being performed by IBT and its Subsidiaries are in compliance with the relevant laws and regulations and their internal bylaws.

6.18 Conflict of this Agreement. Neither IBT nor any of its Subsidiaries has been engaged in any acts or omission, which are reasonably anticipated to result in: (i) the incorrectness or inaccuracy of the representations and warranties as set forth in the preceding paragraphs of this Article 6; (ii) the change of the business nature, and (iii) the failure of the conditions precedent set forth in Article 8 hereof.

6.19 Others. Neither IBT nor its Subsidiaries has been involved in any other material misrepresentation, violation of laws, loss of credibility or other significant circumstances which affect the continuation of the business operations or shareholders interests.

Article 7 - Covenants

7.1 The Parties agree that during the period from the execution of this Agreement to the Share Swap Effective Date (including the Share Swap Effective Date), without obtaining prior written consents of the chairman or the representative designated by the chairman of the other Party, neither SinoPac, its Subsidiaries and its Affiliates nor IBT and its Subsidiaries shall engage in any of the activities as follows:

7.1.1 Amendment to the Articles of Incorporation (except for the amendment made pursuant to Article 2.5 hereof).

7.1.2 Capital increase, issuance of new shares (except for the issuance of new shares as a result of the exercise of conversion rights of the outstanding convertible bonds or subscription rights of employees stock options), distribution of share dividends or employees' bonuses (regardless of in the form of cash, shares or any other form of

distribution of assets other than those having been announced prior to the execution of this Agreement), issuance of employees stock options, convertible bonds, convertible bonds with warrants, preferred shares with warrants, depositary receipts, stock options, call/put warrants, or any other equity securities of SinoPac, its Subsidiaries or Affiliates, IBT and its Subsidiaries or any derivatives transactions linked to the aforesaid securities. In avoidance of any doubts, the Parties hereby confirm that SinoPac may continue to proceed with its anticipated issuance of subordinated financial debentures in the principal amount of up to NT$12 billion or of equivalent currencies; however, the terms and conditions and the time of the issuance of such subordinated financial bonds shall be discussed with IBT prior to the issuance in order to prevent adverse effects on the Share Swap.

7.1.3 Acquisition or disposal (including, without limitation, the creation of security interest) of properties or assets with value more than NT$300 million, other than those as a result of the business operation or the acquisition of shares of IBT and SinoPac by either parties.

7.1.4 Except for the buy-back of shares from dissenting shareholders pursuant to Article 9, any buy-back of its issued shares or equity-linked securities directly or indirectly by itself, its subsidiaries or affiliates or any other third parties, capital decrease or any dissolution, liquidation, petition of reorganization, settlement or bankruptcy.

7.1.5 Execution of any contracts with other third parties regarding (i) the merger, share swap, asset transfer, strategic alliance, mandate of management, joint venture or investment in any companies or any profit-seeking institutions (excluding the joint venture or investment with the amount less than NT$100 million); (ii) the execution, amendment, termination of lease of all business operations or the mandate of management or regular joint operation with other parties; (iii) the transfer of all or substantial part of its business or assets to the third parties; (iv) acceptance of all or substantial part of the business or assets of the third parties; and (v) any contract, agreement, undertaking, letter of intent, memorandum with the third parties which has similar effects as sub-paragraphs (i) to (iv) above.

7.1.6 Any waiver or failure to exercise its valid rights or benefits, or entering into any settlement with the third parties regarding any dispute or litigation, or engaging in any acts which are unfavorable to itself or have material adverse effects on its operation or financial conditions.

7.1.7 Entering into or making any contract or undertakings which may have material

effects on it.

7.1.8 Any actions or omissions which are reasonably expected to result in (i) the incorrectness or inaccuracy of the representations and warranties as set forth in Articles 5 or 6 hereof, (ii) the change of the business nature, and (iii) the failure of the conditions precedent set forth in Article 8 hereof.

7.2 Either Party hereby undertakes to the other Party that during the period from the execution of this Agreement to the Share Swap Effective Date:

7.2.1 Either Party who announces information in respect of the Agreement or the Share Swap shall obtain prior written consent of the other Party; provided, however the announcement is made in accordance with the opinions of the legal counsel of such Party required by the applicable laws or the TSE. Notwithstanding the foregoing, the Parties shall endeavor to confirm the relevant information with the other Party prior to the announcement of such information.

7.2.2 Both Parties agree to continue their respective operation in compliance with the normal practice and the same standard and professional manner or the past practice, as well as to maintain good condition of its properties, including, without limitation, (i) the maintenance of the intact of its operation and organization (including those of its subsidiaries and affiliates), (ii) the maintenance of its relationship with the business partners (including the business partners of its subsidiaries and affiliates) and the effectiveness of the significant existing business contracts, and (iii) maintenance of the key managers to continue the service to the company. Both Parties agree to notify the other Party immediately after the occurrence of the Material Adverse Change as set forth in Article 3.1.1 hereof or any breach of representations, warranties or undertakings.

7.2.3 Either Party shall notify the other Party immediately after becomes aware of any existing or potential significant litigation, arbitration, non-litigation, administrative procedures, claims, investigation or procedures of which such Party is named a party thereto or to which such Party is the subject .

7.2.4 Except for the performance of its existing undertaking or agreement (but such undertaking or agreement shall be disclosed to the other Party prior to the execution of this Agreement in writing), either Party (including its subsidiaries and affiliates) shall not irregularly increase the payrolls, benefits or other interests of its employees (including the managers), or inappropriately increase the employment of the employees.

7.2.5 After the execution of this Agreement, the Parties shall proceed with relevant procedures pursuant to the FHC Law or relevant laws and regulations in good faith, including, without limitation, (i) within 20 days (including the 20th day) after the execution of the Agreement, the submission by SinoPac (with necessary assistance of IBT) of the application of merger with the FTC (if applicable), (ii) after the execution of the Agreement, the convention of respective shareholders meetings to approve the Share Swap, the Agreement and all required documents pursuant to Article 4.1 hereof, (iii) within 10 days (including the 10th day) after the date of shareholders meeting, the submission of the application of the Share Swap with the FSC, and (vi) within 1 business day after determining the Share Swap Effective Date, or within 1 business day after obtaining or completing all permissions, approvals, consents and procedures if the Share Swap Effective Date is not mutually determined by the board of directors of the Parties pursuant to Article 4.2 hereof, the submission of the application with the FSC and the TSE, including, without limitation, the issuance of New Shares by SinoPac, listing of the New Shares and the delisting of the shares of IBT. The aforementioned schedule may be shortened or extended as mutually determined by the board of directors of the Parties. After the execution of this Agreement, the Parties shall procure its overseas subsidiaries or branches to proceed and complete necessary application or report procedures required under the applicable laws of each jurisdiction.

7.3 Increase of Entities of the Share Swap

After the Share Swap is approved in the meetings of board of directors of the Parties and the public announcement is made, in case of any increase of entities of the Share Swap, all participating companies shall proceed with the procedures or legal actions which have been previously completed. The boards of directors of the Parties are authorized to handle any relevant issue of this Article 7.3 in accordance with applicable laws and regulations.

Article 8 – Conditions Precedent of the Share Swap

8.1 The Parties agree to the conditions precedent of the Share Swap as follows:

8.1.1 Both Parties have obtained all necessary consents and approvals in their respective shareholders meetings to effect the Share Swap and the Agreement.

8.1.2 All necessary prior approvals, consents or permissions of the FSC, the FTC (if applicable), the TSE and all other relevant domestic and foreign authorities to effect the Share Swap have been obtained.

8.1.3 Both Parties have performed their obligations hereunder and do not breach its representations, warranties or undertakings.

8.2 This Agreement is automatically terminated in case of any failure of the conditions precedent set forth in this Article 8.1 which is not waived by the other Party as of December 31, 2005.

8.3 In case of the failure of the Share Swap as a result of the expiry of the prescribed period set forth in Article 8.2, in addition to the compliance of Article 8.2, the Parties shall proceed in accordance with the applicable laws and regulations and its internal by-laws.

Article 9 – Repurchase of Share from Dissenting Shareholders

If any of the shareholders of either Party objects the Share Swap and requests for the repurchase of its shares pursuant to the applicable laws, such Party shall buy back the shares held by the dissenting shareholders, but the purchase price is subject to the closing price of the date of shareholders meeting and shall not be higher than the consideration of the Share Swap (other than the purchase price determined by the court). If the purchase price is higher than the consideration of the Share Swap, the Share Swap Ratio shall be adjusted accordingly without being approved by the boards of directors of the Parties. The shares purchased in accordance with this Article 9 shall be sold or cancelled pursuant to the applicable laws and regulations.

Article 10 - Defaults

10.1 In the event of any failure to perform or breach of any obligations, undertakings, representations or warrants hereunder, or the terms of the confidential agreement signed by the Parties on June 16, 2005, if such non-performance or breach may not be curable in nature, it constitutes the default of the Agreement upon such non-performance or breach or the execution of this Agreement. If the aforesaid non-performance or breach may be curable in nature, it constitutes the default of the Agreement if the defaulting Party fails to cure the non-performance or breach within 30 days after receiving the written notice of the non-defaulting Party (the "**Default Events**").

10.2 In case of any occurrence of the Default Events, in addition to the termination of the Agreement pursuant to Article 11.2, the non-defaulting Party may claim compensation against the defaulting Party. In case of the termination of the Agreement pursuant to Article 11.2, the non-defaulting Party may request NT$300 million as penalty against the defaulting Party.

Article 11 - Termination

In addition to the occurrence of automatic termination of the Agreement, either Party may terminate the Agreement upon the occurrence of any of the following events:

11.1 The termination of the Agreement by the Parties in writing.

11.2 In the event of any occurrence of Default Events, the non-defaulting Party terminates the Agreement by giving a written notice to the defaulting Party.

11.3 Either Party may terminate the Agreement by giving a written notice to the other Party if the Share Swap is prohibited or limited by the applicable laws or regulations, verdicts, orders or adjudications promulgated by the competent authorities which are confirmed not to be appealed and may not be corrected through the amendment of this Agreement.

11.4 Either Party may terminate the Agreement by giving a written notice if the event of force majeure as set forth in Article 12.12 lasts for more than three months.

Article 12 - Miscellaneous

12.1 Where the term of the directors and supervisors of IBT is not expired on the Share Swap Effective Date, SinoPac shall appoint the incumbent directors and supervisors of IBT to serve their offices until the expiry of their term. After the expiry of the aforementioned term, SinoPac shall appoint such incumbent directors and supervisors of IBT to serve for another one year as the directors and supervisors of IBT. Both Parties shall, for the best interest of the shareholders, conduct the merger between IBT andBank SinoPac Company Limited as soon as practicable.

12.2 The Agreement shall be governed and construed in accordance with the laws of the Republic of China. In case of any disputes arising from this Agreement, both Parties agree to resolve the dispute in an amicable negotiation. If no mutual agreement is reached to resolve such dispute within 30 days after either Party makes written request to resolve the dispute, the Parties agree to resort to arbitration. The aforesaid arbitration shall be petitioned with the Arbitration Association of the Republic of China in accordance with Arbitration Law of the Republic of China which shall be held in the arbitration meeting consisting of three arbitrators in Taipei and be proceeded in Chinese. Any liability of the relevant expenses incurred shall be determined in accordance with the arbitral award.

12.3 In case that any terms of the Agreement as instructed by the competent authorities or

required under the amendment of laws or regulations or the necessity to reflect the facts shall be amended, the chairman or the representative designated by the boards of directors of the Parties shall negotiate to amend the Agreement without being approved in the respective shareholders'tmeetings of the Parties.

12.4 If any term of the Agreement is ineffective as a result of the conflict of the applicable laws and regulations, the conflicting terms of the Agreement shall be ineffective and the remaining terms of the Agreement shall remain effective. The ineffective terms of the Agreement as a result of the conflict of the applicable laws and regulations shall be amended by the boards of directors of the Parties without being approved in the shareholders meetings respectively, provided, however, that such amendment shall, to the extent permitted by laws, be made in line with the original intent of the Parties contemplated herein.

12.5 The amendment or alteration of the Agreement shall only be made upon the prior consent of the Parties in writing.

12.6 Any notice of the Agreement shall be effective after being provided to the other Party by registered mail or personal delivery to the addresses as follows:

SinoPac Financial Holdings Company Limited.
Representative: Champion Culture Enterprise Co., Ltd. (Designated Representative Chien Hong-dao; aka Edward Chien)

Address:, 306 Bade Road, Sec. 2, Taipei 104,Taiwan, Republic of China

International Bank of Taipei Co., Ltd.
Representative: Sho-Chuang Ho (Chairman)
Address: 36 Nanking E. Road, Sec.3, Taipei, Taiwan, Republic of China

Either Party shall immediately notify the other in writing of any change in the address of the Party first mentioned, or such Party as first mentioned may not set up any defense with such change.

12.7 Any discussion, agreement or undertaking between the Parties in connection with the Share Swap prior to the execution of the Agreement shall be replaced by the Agreement and rendered ineffective.

12.8 Article 10 hereof and the confidentiality agreement entered into by the Parties on June 16, 2005 remain effective after the termination of the Agreement.

12.9 The headings of the Agreement are solely for the purpose of convenience and reference

with no regards to the interpretation of the Agreement.

12.10 Without obtaining prior written consent of the other Party, neither Party shall transfer any rights or obligations hereunder to other third parties.

12.11 No rights or compensations have been conferred to the third party in accordance with the Agreement, implicitly or explicitly.

12.12 Neither Parties that is prevented from or delays in performing the obligations under the Agreement due to the following prior to the Share Swap Effective Date is required to assume any liability toward the other Party: court judgment or order, order or official action of the relevant competent authorities, war, hostility, blockade, riot, revolution, fire, typhoon, tsunami, flood or other *force majeure* (the "***Force Majeure***"). Notwithstanding, either Party shall notify the other Party of the occurrence of Force Majeure within three days of the notifying Party's becoming aware of such occurrence. The above provision does not exempt either Party from continuing to perform its obligations under the Agreement after the *Force Majeure* ends.

12.13 SinoPac shall ensure the employment terms and rights of the employees of IBT (including the managers) shall comply with the applicable laws and regulations and the existing work rules of IBT.

12.14 Unless otherwise provided in the Agreement, the Parities shall bear their respective costs, expenses or taxes incurred from the Agreement and the Share Swap.

12.15 The attachments hereof shall constitute a part of the Agreement.

12.16 The Agreement is made in duplicate, each to be held by the Parties as evidence.

12.17 The Agreement takes effect after being executed and delivered by the Parties.

SinoPac Financial HoldingsCompany Limited

____

Champion Culture Enterprise Co., Ltd. (Designated Representative Chien Hong-dao)

International Bank of Taipei Co., Ltd.

____

Sho-Chuang Ho (Chairman)

Attachment 1

The Adjustment Formula of Cash Dividend of NT$0.9 Per Share for the

Year of 2004 of IBT

If the adjustment of Share Swap Ratio is made pursuant to Article 3.1.3 as a result of IBT's cash dividend of NT$ 0.9 per share for the year of 2004 (the ex-dividend date is June 30, 2005), the adjustment formula is as follows:

The basic price of SinoPac = Average weighted stock price for the consecutive 15 business days prior to June 30, 2005 (excluding June 30, 2005) = NT$16.1307

The basic price of IBT = the basic price of SinoPac × Share Swap Ratio

Share Swap Ratio = 1.42

Adjusted price of IBT = (the basic price of IBT − cash dividend per share) = NT$16.1307 × 1.42 − NT$0.9 = 22.0056

Adjusted Share Swap Ratio = Adjusted price of IBT ÷ the basic price of SinoPac = 1.36

(Note: All numeral results are rounded to the second digit after the decimal point)

Attachment 2

The Adjustment Formula of Share Swap Ratio

The basic price of SinoPac = Average weighted stock price for the consecutive 15 business days prior to June 30, 2005 (excluding June 30, 2005) = NT$16.1307

The basic price of IBT = the basic price of SinoPac x Share Swap Ratio = NT$16.1307 x 1.36 = NT$21.9378

Issued Shares = the total number of outstanding shares as of June 30, 2005

Additional Shares = the total number of additional shares as a result of the occurrence of the events of adjustment (if any)

1. In case of the occurrence of adjustment events set forth in Article 3, the following adjustment formula shall apply to reflect the adverse impact:

   Adjusted Price = [(Basic price of the party x Issued Shares) plus or minus the change of value as a result of such adjustment event] / (Issued Shares + Additional Shares)

   Adjusted Share Swap Ratio = Adjusted price of IBT / Adjusted price of SinoPac

2. In case of the Share Swap Ratio is adjusted pursuant to Article 3.1.1 as a result of deduction of Net Worth of the party by NT$ 1 billion or more, the following adjustment formula shall apply:

   Adjusted Price = [(Basic price of the party x Issued Shares) – (Net Worth disclosed in the semi-annual financial report as of June 30, 2005 audited by a CPA – Net Worth disclosed in financial statements particularly audited by a CPA after the occurrence of the Material Adverse Change)] / Issued Shares

3. If case that SinoPac (1) issues new shares or transfer the treasury shares as a result of the conversion of the outstanding convertible bonds during the period from June 30, 2005 to the 21st business day (including the 21st business day) prior to the Share Swap Effective Date, or (2) issue new shares or transfer the treasury shares as a result of the exercise of the employees stock option during the period from June 30, 2005 to the earlier of November 30, 2005 and the 21st business day (including the 21st business day) prior to the Share Swap Effective Date, and the subscription price or the conversion price is lower than the basic price of SinoPac, the Share Swap Ratio shall be adjusted in accordance with the formula as follows:

Adjusted price of SinoPac = [(Basic price of SinoPac × Issued Shares + (Conversion Price × Number of the new shares issued or the treasury shares transferred as a result of the exercise of conversion right) + Accrued Interest Compensation of the convertible bonds + (Subscription Price × Number of the new shares issued or treasury shares transferred as a result of the exercise of employee stock option)))) / (Issued Shares + Number of the new shares issued or the treasury shares transferred)

Adjusted Share Swap Ratio = Basic price of IBT / Adjusted price of SinoPac

Conversion Price = the conversion price of the convertible bonds

Subscription Price = the subscription price of the employee stock option

Accrued Interest Compensation of the convertible bonds = the accrued interests to compensate the bondholders during the period from the issuance date to the date of the exercise of the conversion rights.

As of June 30, 2005, the total number of the shares that may be issued upon the exercise of the conversion right under the convertible bonds of SinoPac is 189,555,639 shares.

(Note: All numeral results are rounded to the fourth digit after the decimal point)

International Bank of Taipei

Fairness Opinion of the Proposed Share Exchange Ratio

The International Bank of Taipei (IBT), to actively expand its business scope and in tune with the current trend of growth and globalization of financial institutions, is proposing an exchange of shares with SinoPac Holdings (SinoPac). Under the proposal, IBT will become a subsidiary of SinoPac following the share exchange. After lengthy and thorough evaluation, IBT projects that the share exchange will prompt rapid growth of its banking business and allow it to sell the financial products of SinoPac's various subsidiaries, thus enabling it to provide more comprehensive financial services. IBT retained professional consultants to perform due diligence on SinoPac and assess the value of both companies, and used the valuation results as basis for negotiating the share exchange ratio. KPMG hereby offers advice on the appropriateness of the final negotiated share exchange ratio. In reviewing the appropriateness of the IBT – SinoPac share exchange ratio, and to determine whether such ratio falls within the reasonable value range, KPMG applied methods commonly recognized in business mergers: the market value method, market comparison method, and adjusted book net asset value method.

I. Ratio and Basis of the Proposed Share Exchange

There are many methods to evaluate share exchange ratios. In practice, the parties consider the reasonable value range (derived from mutually acceptable evaluation methods) in conjunction with other key factors, such as the parties' management value, projected performance of merger, and transaction fairness. The parties also embark on thorough discussions and assessments before establishing the share exchange ratio.

In the present case, the final negotiated share exchange ratio is one share of IBT common stock for 1.42 shares of SinoPac common stock prior to distributing dividends (1:1.42), and 1 share of IBT stock for every 1.36 shares of SinoPac stock

after distributing dividends (1:1.36). This ratio is derived from the valuation results reported by the professional financial consultants, fully taking into account factors such as the evaluation methods, management value and projected performance of merger.

II. Compilation of the methods applied by KPMG in computing the value of the companies and the share exchange ratio range:

Unit: NTD/Share

Company /Item		A. Market value method.	B. Market Comparison Method	C. Adjusted book net asset value method
		Stock Value Range	Stock Value Range	Stock Value Range
IBT		22.57 NTD ~23.25 NTD	12.58 NTD ~17.33 NTD	16.28 NTD
SinoPac		16.12 NTD ~17.64 NTD	8.60 NTD ~11.87 NTD	12.45 NTD
Estimated Share Exchange Ratio Range	Number of SinoPac shares to be allotted for 1 share of IBT stock (before distributing dividends)	1 share	1 share	1 share
		1.40 shares ~1.32 shares	1.46 shares	1.31 shares
	After distributing dividends	1.34 shares ~1.26 shares	1.40 shares	1.25 shares

In summary, the above three methods used to assess the appropriateness of the proposed share exchange ratio are all commonly accepted estimation methods. The share exchange ratio negotiated by IBT and SinoPac falls within the value range estimated using the above three methods. Upon review of the public information pertaining to IBT and SinoPac, and considering the results of the above three estimations, KPMG is of the opinion that the negotiated stock exchange ratio, as based on the results of the due diligence and evaluations performed by professional financial consultants, is appropriate.

This report is issued for the sole purpose of advising IBT on the appropriateness of the proposed share exchange ratio with SinoPac, and may not be applied to any other use.

KPMG Certified Public Accountant,

June 30, 2005

MINUTES OF THE FOURTH EXTRAORDINARY MEETING OF THE SECOND BOARD OF DIRECTORS OF THE INTERNATIONAL BANK OF TAIPEI

(Excerpt Translation)

Time: 14:30 p.m., 30 June 2004 (Thursday)

Place: 11th Floor, 36 Nanking E. Road, Section 3, Taipei, Taiwan, Republic of China

Attendees:

Attending Directors:

Show-Chung Ho
Liang-Chin Lee
Yi-Chien Lo
Yao-Ting Ho
Cheng-Ting Ho
Chien-Ting Ho (appointed Yao-Ting Ho to attend on his behalf)
Chia-Wen Shiu (appointed Chia-Hsien Chen to attend on his behalf)
K. C. Yu
Chia-Hsien Chen
Melody Chiu
Sheng-Wen Lien
Fu-Chi Chung
Wei-The Ho (appointed Cheng-Ting Ho to attend on his behalf)
Jone-Ting Ho
Chung-Bi Hsieh
Hui-Yu Kuo
Elbert Wu (appointed Lung-Cheng Chen to attend on his behalf)
Jason Kuo (appointed Hui-Yu Kuo to attend on his behalf)
Kan-Lin Yen
Chin-Ying Lin
Chih-Lung Hsiao
Chia-Wen Chen
Kuo-Tang Yin
Lung-Cheng Chen
Young-Hung Chung (appointed Chih-Lung Hsiao to attend on his behalf)

Other Participants:

Tien-Dong Lin
Jenq-Shyong Lien

Toney Chen	Yen-Ling Fang (CPA)
Wen-Peng Lin (counsel)	Chi-chang Yu (counsel)
Chih-Hsiung Chen (counsel)	Lilian Kou (counsel)

Chairman: Show-Chung Ho **Secretary:** Amy Cheng

A. Approval

Item 1: It is proposed to have the Company combine with the SinoPac Financial Holding Company Act through shares swap in accordance with Article 26 of the Financial Holding Company Act. A draft Share Swap Agreement is hereby respectfully proposed for review and approval in accordance with the Financial Holding Company Act.

(The unit submitting this proposal: the Strategic Planning Division)

Resolution: This proposal is hereby duly approved through voting and shall be submitted to an extraordinary shareholders' meeting for discussion.

Number of directors attending this meeting: 25 (19 directors attend in person and 6 directors appoint other directors to attend on their behalves), which has reached 2/3 of the number of all directors.

Result of voting: 13 directors agree to this proposal, 11 directors object to this proposal and 1 director waive his right to vote for this proposal.

[Before the resolution is made,] Directors Mr. Cheng-Ting Ho, Mr. Lung-Cheng Chen and Ms. Hui-Yu Kuo have respectively submitted written statement and extempore motion to the meeting and expressed their objection to this proposal and required that such statements, motion and objection shall be recorded in the minutes of the meeting, which are summarized as follows: (omitted)

Item 2: (Omitted)

Item 3: (Omitted)

B. Extempore Motion: none

C. Closing of Meeting

SPECIAL NOTICE TO U.S. SHAREHOLDERS

- This offer is made for the securities of a foreign company. The offer is subject to disclosure requirements of the Republic of China, which are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with accounting standards generally acceptable for public companies in the Republic of China, which may not be comparable to the financial statements of United States companies.

- It may be difficult for you to enforce your rights and any claim you have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

- You should be aware that the issuer may purchase securities otherwise than under the offer, such as in open market or privately negotiated purchases.

Institutional shareholders with Hong Kong addresses shall take special notice of the following:

Special Notice to Hong Kong Institutional Shareholders

- The attached documents in respect of the shares offered have not been registered with the Registrar of Companies in Hong Kong and, accordingly, the shares offered may not be offered or sold in Hong Kong by means of these documents or any other document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in other circumstances which do not constitute an offer to the public for the purpose of the Companies Ordinance (Chapter 32) of Hong Kong.

- All documents in respect of the shares offered are furnished to you solely for your information and may not be reproduced or re-distributed by mail, facsimile, electronic or computer transmission or by any other means to any other person. By accepting such documents, you agree to be bound by the foregoing limitations.

Handbook of the 2005 Extraordinary Shareholders' Meeting

(Excerpt Translation)

Procedure of the 2005 First Extraordinary Shareholders' Meeting of The International Bank of Taipei Co., Ltd.

1. Commencement of the meeting (report the number of the shareholders and the shareholding of shareholders present and announce that the meeting begins)
2. Chairman present
3. Participants stand up and bow to national flag and the photo of Dr. Sun-Yat Sun three times
4. Opening speech of the chairman of the meeting
5. Speeches of the officers of the Company and guests
6. Discussion matters
7. Extempore motions
8. Closing of meeting

Agenda of the 2005 First Extraordinary Shareholders' Meeting of The International Bank of Taipei Co., Ltd.

Date and Time: 26 August 2005 (Friday) at 9:00 a.m.

Place: Floor 13 (the auditorium), No. 36, Section 1, Nanking E. Road, Taipei City

1. Commencement of the meeting (report the number of the shareholders and the shareholding of shareholders present and announce that the meeting begins)
2. Chairman present
3. Participants stand up and bow to national flag and the photo of Dr. Sun-Yat Sun three times
4. Opening speech of the chairman of the meeting
5. Speeches of the officers of the Company and guests
6. Discussion matters:

   (1) A Shares Swap Agreement under which the Company will combine with the SinoPac Financial Holding Company Limited through shares swap in accordance with Article 26 of the Financial Holding Company Act is hereby respectfully submitted to the meeting for discussion.
7. Extempore motions
8. Closing of meeting

Discussion Matter (1)

Matter: A Shares Swap Agreement under which the Company will combine with the SinoPac Financial Holding Company Limited through shares swap in accordance with Article 26 of the Financial Holding Company Act is hereby respectfully submitted to the meeting for discussion.

Explanation:

1. As the banking industry is facing strong competition from domestic and transnational financial groups and therefore the expansion of business is limited, pursuant to the development experience of foreign financial industry, it will be a trend that the domestic banking industry shall increase their economic scale and concurrently engage in different financial businesses. In order to enhance the competitiveness of the Company, it is hereby proposed that all outstanding shares of the Company shall be transferred to the SinoPac Financial Holding Company Limited ("SinoPac") in consideration of the newly issued shares of the SinoPac through shares swap. After the completion of the proposed shares swap, the Company will become a wholly-owned subsidiary of the SinoPac.

2. The ratio of the proposed shares swap between the Company and SinoPac is 1.42 (i.e., SinoPac will issue 1.42 share for each share of the Company); however, after considering the cash dividend of the fiscal year 2004 to be distributed by the Company (the record date is 30 June 2005), the share swap ratio is adjusted as 1.36 in accordance with the formula setting forth in the attachment one of the Share Swap Agreement (i.e., SinoPac will issue 1.36 share for each share of the Company). The forgoing share swap ratio and the adjusted share swap ratio have been reviewed by KPMG and are considered as appropriate by it. The opinion of KPMG for the share swap ratio please refer to the attachment 1 of this handbook (pages 5-6).

3. Pursuant to Article 27 of the Financial Holding Company Act, the boards of directors of SinoPac and the Company shall enter into a Share Swap Agreement and submit this Share Swap Agreement to respective (extraordinary) shareholders' meeting for approval. A copy of the said agreement approved by the boards of directors of both parties is attached hereto as attachment 2 (pages 7-24).

4. After this proposal is approved by the (extraordinary) shareholders' meeting, the Company will file with the competent authority in accordance with Article 26 of the Financial

Holding Company Act. It is hereby further proposed that the Chairman of the Company or his designee shall be authorized by the (extraordinary) shareholders' meeting with full authority to deal with any amendment as required under the laws and regulations and any other matters in respect of the proposed shares swap and execute all documents as necessary thereunder.

Resolution:

Extempore Motion

Closing of Meeting

Shareholdings of Directors and Supervisors

The following are the details of the aggregate and respective shareholdings of directors and supervisors of the Company as shown on the roster of shareholders as of the date on which the registration of the transfer of shares on the roster of shareholders has begun to be suspended for the extraordinary shareholders' meeting concerned:

1. The number of the total issued shares of the Company is 2,223,311,003 shares. Pursuant to Article 2 of the Rules and Review Procedures for Director and Supervisor Share Ownership Ratios at Public Companies, the total shares held by all directors of the Company shall not be less than five percent of the total issued shares of the Company (i.e., 111,165,550 shares); the total shares held by all supervisors of the Company shall not be less than 0.5 percent of the total issued shares of the Company (i.e., 11,116,555 shares).

2. Respective Shareholdings of Each Directors and Supervisors are as follows (as of 28 July 2005):

Title	Name	Date of Election	Term of Office	Shareholdings	
				Number of Shares	Shareholding Ratio
Chairman	Mr. Show-Chung Ho	7/May/2003	3 years		
Managing Director	Mr. Jone-Ting Ho, the representative of Jone's Investment Co., Ltd.	7/May/2003	3 years		
Managing Director	Mr. Liang-Chin Lee, the representative of Ever Trust Investment Co., Ltd.	7/May/2003	3 years		
Managing Director	Mr. Chung-Bi Hsieh, the representative of Boom Years Industrial Co., Ltd.	7/May/2003	3 years		
Managing Director	Ms. Yi-Chien Lo	7/May/2003	3 years		
Managing Director	Ms. Hui-Yu Kuo, the representative of Ann Lung Industrial and Investment Co., Ltd.	7/May/2003	3 years		

Managing Director	Mr. Yao-Ting Ho, the representative of Shin Shing Investment Co., Ltd.	7/May/2003	3 years		
Managing Director	Mr. Elbert Wu, the representative of Shing Kong Wu Foundation	7/May/2003	3 years		
Director	Mr. Cheng-Ting Ho, the representative of Shin Shing Investment Co., Ltd.	7/May/2003	3 years		
Director	Mr. Jason Kuo, the representative of Shing Kong Wu Foundation	7/May/2003	3 years	The same as the Managing Director	The same as the Managing Director
Director	Mr. Chien-Ting Ho, the representative of Den Foong Investment Co., Ltd.	7/May/2003	3 years		
Director	Mr. Chia-Wen Shiu	7/May/2003	3 years		
Director	Mr. Chin-Ying Lin	7/May/2003	3 years		
Director	Mr. Kan-Lin Yen, the representative of Tate Construction Co., Ltd.	7/May/2003	3 years		
Director	Mr. K. C. Yu	7/May/2003	3 years		
Director	Mr. Chia-Hsien Chen, the representative of Bo Da Investment Co., Ltd.	7/May/2003	3 years		
Director	Mr. Chia-Wen Chen, the representative of Yuan Heng Investment Co., Ltd.	7/May/2003	3 years		
Director	Ms. Melody Chiu, the representative of Yuen Foong Paper Co., Ltd.	7/May/2003	3 years		
Director	Mr. Kuo-Tang Yin, the representative of Yuen Foong Paper Co., Ltd.	7/May/2003	3 years	The same as the director	The same as the director
Director	Mr. Sheng-Wen Lien	7/May/2003	3 years		

Director	Mr. Lung-Cheng Chen, the representative of Shin Shing Investment Co., Ltd.	7/May/2003	3 years	The same as the Managing Director	The same as the Managing Director
Director	Mr. Chih-Lung Hsiao, the representative of Shin Shing Investment Co., Ltd.	7/May/2003	3 years	The same as the Managing Director	The same as the Managing Director
Director	Mr. Young-Hung Chung, the representative of Shin Shing Investment Co., Ltd.	7/May/2003	3 years	The same as the Managing Director	The same as the Managing Director
Director	Mr. Wei-The Ho the representative of Ever Green Investment Co., Ltd.	7/May/2003	3 years		
Director	Mr. Chang Wei, the representative of the International Bank of Taipei Workers' Union	7/May/2003	3 years		
Total	25 directors (total 25 seats)	NA	NA		
Managing Supervisor	Mr. Tien-Dong Lin, the representative of Ying Li Investment Co., Ltd.	7/May/2003	3 years		
Supervisor	Mr. Jenq-Shyong Lien, the representative of Shin Yi Enterprise Co., Ltd.	7/May/2003	3 years		
Supervisor	Mr. Toney Chen, the representative of Shin Shing Investment Co., Ltd.	7/May/2003	3 years	The same as the Managing Director	The same as the Managing Director
Total	3 supervisors (total 3 seats)	NA	NA		
Aggregate Shareholdings	NA	NA	NA		

of Directors and Supervisors					

3. Change of Director and Supervisor

Title	Name	Reason of Change	Shareholding as of the Date of Change
Director	Mr. Chih-Lung Hsiao, the representative of Shin Shing Investment Co., Ltd.	Mr. Chih-Lung Hsiao was appointed as the representative on 22 April 2005.	628,258
Director	Mr. Felix Ho, the representative of Yuen Foong Paper Co., Ltd.	The former representative Mr. Si-Cheng Liu was replaced by Mr. Felix Ho on 16 May 2005.	364,024
Director	Mr. Kuo-Tang Yin, the representative of Yuen Foong Paper Co., Ltd.	The former representative Mr. Felix Ho was replaced by Mr. Kuo-Tang Yin on 20 June 2005.	364,024
Director	Mr. Chang Wei, the representative of the International Bank of Taipei Workers' Union	The former representative Mr. Fu-Chi Chung was replaced by Mr. Chang Wei on 11 July 2005.	800,000

IBT Taipei

(non-ROC Shareholders- name and address)

August 4, 2005

Re: Important Notice of the First Special Shareholders' Meeting of Year 2005 of International Bank of Taipei (the "Company" or "IBT")

Dear Shareholders:

This is to notify you that the Board of Directors of the Company has called a special shareholders' meeting to be held in Taipei on August 26, 2005, to vote on, among other things, the Company's plan to becoming a wholly-owned subsidiary of SinoPac Financial Holdings Company, Limited (the "Transaction"), a financial holding company organized and existing under the laws of the Republic of China ("ROC"), which is to be effected through a share exchange pursuant to the ROC Financial Holding Company Act. As part of this notice, please find the following documents attached hereto:

1. The press releases relating to the merger of SinoPac Holdings and IBT dated as of June 30, 2005;
2. The public announcement dated June 30, 2005, of IBT regarding the convening of a special shareholders' meeting on August 26, 2005;
3. The particulars of the (first) special shareholders' meeting of year 2005 of the Company (Meeting Notice), together with the Share Swap Agreement and the Fairness Opinion;
4. The board resolutions on share exchanges (the "offer" or the "offered shares") adopted on June 30, 2005, in respect of the Transaction.; and
5. Procedure Handbook for Conduct of the Shareholders' Meeting.

Shareholders with U.S. addresses shall take special notice of the following:

SPECIAL NOTICE TO U.S. SHAREHOLDERS

- This offer is made for the securities of a foreign company. The offer is subject to disclosure requirements of the Republic of China, which are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with accounting standards generally acceptable for public companies in the Republic of China, which may not be comparable to the financial statements of United States companies.

- It may be difficult for you to enforce your rights and any claim you have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the

U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

- You should be aware that the issuer may purchase securities otherwise than under the offer, such as in open market or privately negotiated purchases.

Institutional shareholders with Hong Kong addresses shall take special notice of the following:

Special Notice to Hong Kong Institutional Shareholders

- The attached documents in respect of the shares offered have not been registered with the Registrar of Companies in Hong Kong and, accordingly, the shares offered may not be offered or sold in Hong Kong by means of these documents or any other document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in other circumstances which do not constitute an offer to the public for the purpose of the Companies Ordinance (Chapter 32) of Hong Kong.

- All documents in respect of the shares offered are furnished to you solely for your information and may not be reproduced or re-distributed by mail, facsimile, electronic or computer transmission or by any other means to any other person. By accepting such documents, you agree to be bound by the foregoing limitations.

Best regards.

Yours truly,

Show-Chung Ho

Chairman

2005-06-30 -English

International Bank of Taipei and SinoPac Financial Holdings Company Announce Plan to Merge Creating a New Leader in the Taiwanese Financial Services Industry

Taiwan - June 30, 2005 - The Board of Directors of International Bank of Taipei (¡§IBT¡¨) and the Board of Directors of SinoPac Financial Holdings Company (¡§SinoPac Holdings¡¨) passed resolutions today approving a plan to merge the two companies. The combination will be structured as a merger of equals (¡§MOE¡¨) and executed by means of a share for share exchange after which IBT will become a wholly owned subsidiary of SinoPac Holdings. Under the proposed terms, the exchange ratio has been set at 1.42 SinoPac Holdings shares for every IBT share. Taking into account the IBT cash dividend of NT$0.90 per share that becomes ex-dividend today, the exchange ratio will be adjusted to 1.36. Post transaction, IBT and SinoPac Holdings shareholders will own 42.3% and 57.7% of the Combined Company respectively.

The merger will create a new leader in the Taiwanese and regional financial services industry with key competitive advantages across a broad spectrum of product areas. The Combined Company will have total loans of NT$597 bn and total deposits of NT$691 bn, representing a market share of 3.6% and ranking 4th among private-owned banks. It will also rank number 1 in SME loans, 3rd in custodian banking and 4th in mortgage lending. The Combined Company will also have more than 2.5 million customers, including more than 60,000 high net worth asset management clients and 2.0 million credit card customers.

S.C. Ho, the Chairman of IBT, said, ¡§This transaction creates a new powerhouse in the Taiwanese financial services industry. The complementary capabilities of IBT and SinoPac will result in significant value creation for all shareholders involved.¡¨
Chairman Chien of SinoPac Holdings commented, ¡§The Combined Company will have significant scale, a powerful distribution network and substantial opportunities to realize

synergies. In addition, we will have a unique regional business and customer base which will
enable us to be a significant player in the Asia Pacific region, including Mainland China, as
opportunities become available.¡¨

1

□
Key highlights of the transaction include:

.. Creates the 8th largest Financial Holding Company (¡§FHC¡¨) and the 4th largest private
bank in Taiwan, after Chinatrust Commercial, Fubon Taipeibank and Cathay United.
The Combined Company will have total assets of NT$1,002bn (US$31.8bn) as of March
31, 2005, and a combined market capitalization of approximately NT$115.6bn (US$3.7bn)
based on closing prices as of today
.. Combines IBT¡¦s strong banking presence with Taipei-based SME customers with
SinoPac Holdings¡¦ leading position in consumer banking and #4 position in securities
brokerage (a market share of 4.8% in 2004) to create a broad-based, diversified financial
services group
.. Creates an extensive domestic and regional distribution platform. The Combined
Company will have the largest branch network in Greater Taipei with 93 branches, and a
total of 129 branches throughout Taiwan (excluding the 48 branches of SinoPac
Securities), the largest among private banks in Taiwan
.. Extensive overseas network, with 32 branches in the U.S., Hong Kong, Macau, Vietnam,
China and London, to provide clients with the best international financial services
.. Reinforces strong credit culture and balance sheets of both Companies. The Combined
Company will have a broad-based NPL ratio of 1.4%, and a combined bank capital
adequacy ratio of 12.2%
.. Brings together two management teams with significant depth and industry experience

It is expected that the Combined Company will be able to realize

significant synergies from the
combination. Among others, the Combined Company will be able to derive incremental
revenues with a more diversified product mix and expanded product offering over an enlarged
distribution network, both domestically and overseas. The Combined Company will also be
able to accelerate the development of its wealth management and consumer finance
businesses with a more scalable platform. In addition, the Combined Company expects to be
able to enhance its cross-selling efforts by selling securities and mutual fund products to IBT¡¦s
affluent and loyal customer base as well as factoring and treasury products to the SME
clientele. Significant cost savings can also be achieved through the integration of information
technology systems and overlapping branches, as well as lowered cost of funding resulting
from an improved credit rating.

2

□
The transaction is expected to be earnings accretive with estimated pre-tax synergies of
approximately NT$2 bn to NT$3 bn per year, estimated to be fully realized by 2008. An
integration steering committee will be formed immediately, and, with the assistance of a team
of management consultants, will work to establish the strategic direction and overall framework
as well as to ensure smooth transition and integration.

The transaction is structured as an MOE, with SinoPac Holdings¡¦ listing on the Taiwan Stock
Exchange to be utilized as the Combined Company¡¦s listing after the merger. An MOE typically
involves companies of similar size and their respective management and shareholders would
agree to share influence in the Combined Company.

Completion of the merger transaction is subject to certain conditions, including shareholders¡¦
approval and regulatory approvals. The companies currently plan to seek shareholders¡¦
approval at their extraordinary general shareholders¡¦ meetings on

August 26, 2005 and expect
the transaction will close by the end of this year.

SinoPac Holdings was advised by UBS Investment Bank in this
transaction while IBT was
advised by Morgan Stanley.

Press Contacts:

International Bank of Taipei SinoPac Financial Holdings Company

Scoty Pan Meiling Lee, Vice President , CEO Office
Senior Vice President / General Manager Tel: 8862-8161-8911,
952-171207
Tel: 8862-2506-3287, 935-935972 Claire Wu, Deputy Manager, CEO Office

Tel: 8862-8161-8933, 935-697297

Note: IBT and SinoPac Holdings would like to remind investors and
prospective investors that
any person or a group of related persons who intend to hold more than
10% outstanding
shares of either company should note the relevant rules under Articles
4, 5 and 16 of the

3

□
Financial Holding Company Act and must submit an application to the
relevant regulatory
authority for approval. The application form can be downloaded from
the websites of the
companies or Bureau of Monetary Affairs.

4

□

Public Announcement of the International Bank of Taipei Co., Ltd. for the Extraordinary Shareholders' Meeting

(Translation)

Serial No.	1	Date	6/30/2005	Time	21:12:32
Spokesman	Mr. Eugene S. Huang	Title of Spokesman	Executive Vice President	Phone No. of Spokesman	2506-3333
Subject	The Date of the Extraordinary Shareholders' Meeting to be Convened as Resolved by the Meeting of the Board of Directors of the Company				
Applicable Provision	Item 17 of Article 2		Date of the Occurrence of Event	6/30/2005	
Description	1. Date of the resolution of the meeting of the board of directors: 6/30/2005 2. Date of the extraordinary shareholders' meeting: 8/26/2005 3. Place of the extraordinary shareholders' meeting: Floor 13 (the auditorium), No. 36, Section 1, Nanking E. Road, Taipei City 4. Agenda: (1) discussion matter: (i) a Shares Swap Agreement under which the Company will combine with SinoPac Financial Holding Company Limited through a share swap in accordance with Article 26 of the Financial Holding Company Act is hereby respectfully submitted to the meeting for discussion. (2) extempore motion. 5. The starting and ending dates of the suspension of the registration of share transfer on the roster of shareholders: 7/28/2008-8/26/2005. 6. Other matter: pursuant to Article 14 of the issuance plan of 2005 First Overseas Convertible Debenture, the conversion of the StAYRS issued thereunder shall be suspended from 28 July 2005 to 26 August 2005. Place for the registration of share transfer: the Stock Affairs Desk of the Company in Floor 1, No. 36, Section 1, Nanking E. Road, Taipei City. Phone Number of the Stock Affairs Desk of the Company: 02-2506-3333#800 Last date for the registration of share transfer: 7/27/2005					

Notice for Extraordinary Shareholders' Meeting
(Excerpt Translation)

Section One

Dear Shareholder:

If you are a new shareholder, please complete the attached specimen seal card and mail or deliver in person such document together with a legible photocopy of your ID card (front and reverse side) to the Stock Affair Desk of the Company so that your right and interest will not be affected adversely.

Notice for the Change of the Address of the Shareholder of the International Bank of Taipei, Co. Ltd.

Name						Seal Registered with the Company
Account No.		ID No.		Date of Notice		
Change of Permanent Address						
Change of Correspondence Address						

※ Please complete the above table and affix the registered seal and then mail it to the Company if there is any change in your address. Relevant subsequent notice will be sent to your new address accordingly.

Specimen Seal Card of the Shareholder of the International Bank of Taipei, Co. Ltd.

A photocopy of ID card is also required to be submitted.

Account No. of Shareholder		Uniform No.	
Name of Shareholder		Statutory Representative	
Date of Birth		Phone No.	
Permanent Address □□□		Seal Registered with the Company	
Correspondence Address □□□			

Section Two

Notice of Attendance No.:

(Please do not fill in this section if you appoint a proxy to attend the meeting on your behalf)

Coupon for Souvenir of the International Bank of Taipei 2005 Extraordinary shareholders' meeting (This coupon will become invalid if severed from this notice.)

Account Name	
Account Name	

The souvenir will be delivered upon the presentation of the entire executed meeting notice. [Detailed information regarding the distribution of souvenir is omitted.]

Signature or Seal

To: The Board of Directors of the International Bank of Taipei, Co. Ltd.

Date:

1. I, a shareholder of the International Bank of Taipei, Co. Ltd. ("Company"), have decided to attend in person the extraordinary shareholders' meeting of the Company to be held on 26 August 2005. Please be advised accordingly and send the attendance card to me by mail so that I would be able to attend the meeting on time.
2. This notice is hereby sent to you for the foregoing.

Account No.		Number of Shares	
Account Name			
Address			

(Signature or Seal)

[Logo of Post Office and relevant legends for mailing (omitted)]

To: Shareholder Mr./Ms______________

Account No.:

(Enclosed is the notice of the Extraordinary Shareholders' Meeting, please read it immediately.)

From: the International Bank of Taipei, Co. Ltd.

Address: Floor 1, No. 36, Nanking E. Road, Section 1, Taipei City

Telephone No.: (02) 25063333#800 Stock Affairs Desk

Section 3

Fairness Opinion regarding the Share Exchange Ratio

Attached hereto

Share Swap Agreement

Attached hereto

[Legends for mailing (omitted)]
To: the International Bank of Taipei, Co. Ltd.
Address: Floor 1, No. 36, Section 1, Nanking E. Road, Taipei City

From: ________________

Address: ____

Proxy		Mandating Party (shareholder)				No.
Form 1 ☐ To: The International Bank of Taipei, Co. Ltd. Date of Authorization: 1. I hereby mandate Mr./Ms_________ (the mandating party shall fill in the name of the agent in person rather than by chop affixing) as my agent to attend the extraordinary shareholders' meeting to be held by the Company	Form 2 ☐ To: The International Bank of Taipei, Co. Ltd. Date of Authorization: 1. I hereby mandate Mr./Ms_________ (the mandating party shall fill in the name of the agent in person rather than by chop affixing) as my agent to attend the extraordinary meeting of shareholders to be held by the Company on 26 August 2005 and exercise the shareholder's right and express relevant opinion on my behalf as instructed in respect of the following matters: (1) Discussion Matter: 1) A Shares Swap Agreement under which	Account No.		Number of Shares		Signature or Seal
		Name				
		Solicitor				Signature or Seal
		Account No.				
		Name				
		Proxy Agent				Signature or Seal
		Account No.				
		Name				
		ID No. or Uniform No.				

on 26 August 2005 and exercise relevant rights of a shareholder (including the right to deal with extempore matters) on my behalf. 2. Please send the attendance certificate (or attendance card) to the agent by mail. If the meeting is postponed, this proxy shall remain valid (to the extent of the same extraordinary shareholders' meeting).	the Company will combine with the SinoPac Financial Holding Company Limited through shares swap in accordance with Article 26 of the Financial Holding Company Act is hereby respectfully submitted to the meeting for discussion. ☐ 1. agree ☐ 2. object ☐ 3. waive (2) Extempore Motion 2. If no instruction for the above matters is expressed by the shareholder by marking relevant option, it shall be deemed that the shareholder has agreed to such matters. 3. The agent is fully authorized to deal with extempore matters in the meeting. 4. Please send the attendance certificate (or attendance card) to the agent by mail. If the meeting is postponed, this proxy shall remain valid (to the extent of the same extraordinary shareholders' meeting).	Address:

Notice of Meeting

To: the Shareholder

1. The 2005 Extraordinary Shareholders' Meeting (the "Meeting") of the Company will be held at Floor 13 (the auditorium), No. 36, Section 1, Nanking E. Road, Taipei City on Friday, 26 August 2005 at 9:00 a.m.. The agenda for the Meeting is as follows:
   (1) Discussion Matter:
      1) A Shares Swap Agreement under which the Company will combine with the SinoPac Financial Holding Company Limited through a share swap in accordance with Article 26 of the Financial Holding Company Act is hereby respectfully submitted to the meeting for discussion.
   (2) Extempore Motion

2. Pursuant to Article 165 of the ROC Company Law, the registration of the transfer of shares on the shareholders' roster of the Company shall be suspended from 28 July 2005 to 26 August 2005.

3. In addition to a public notice, we hereby inform you of the Meeting by sending this notice to you together with one copy of the Notice of Attendance and one copy of the Proxy. Please be advised and attend the Meeting accordingly.

※4. If there is any shareholder who wishes to solicit proxies from other shareholders, the Company will compile a statistical statement of such solicitation and then publish such statement in the website of Securities and Futures Institute on 10 August 2005. Shareholders who wishes to obtain such information may visit the website http://free.sfi.org.tw and use its "Proxy Information Free Search System (委託書公告相關資料免費查詢系統)" by clicking "Search for Proxy Information (委託書開會資料由此進入)" and then entering relevant search conditions.

5. [Information of souvenir (omitted)]

6. [Information of souvenir (omitted)]

7. [Information of souvenir (omitted)]

8. Please be advised and act accordingly.

The Board of Directors of the International Bank of Taipei, Co. Ltd. [chop]

Information for the Use of Proxy

1. The use of proxy shall be conducted in accordance with the Regulation Governing the Use of Proxies for Attendance at Shareholder Meetings of Public Companies and Article 177 of the ROC Company Law.

2. Proxy forms to be used shall be limited to those printed and issued by the Company. If a shareholder attends the Meeting in person, he is not permitted to mandate an agent to exercise part of his shareholder's right. If a shareholder executes both the Notice of Attendance and the proxy, it shall be deemed that such shareholder decides to attend the Meeting in person, provided that if the proxy has been delivered to the solicitor or agent, it shall be deemed that the shareholder decides to mandate the agent to attend the Meeting on his/her behalf. If a shareholder executes the both forms of the proxy provided by the Company, the proxy in the Form 1 shall prevail.

3. Before accepting any solicitation for proxy, a shareholder shall request he solicitor to provide relevant written and advertising materials or make reference to such materials

compiled by the Company so that the shareholder can fully understand the background of the solicitor and the candidate supported by such solicitor and the opinion of the solicitor regarding relevant matters to be discussed in the Meeting.

4. To mandate an agent, the mandating party shall execute the Proxy and fill in the account number, name, ID number and address of the solicitor or agent in person.
5. Unless the solicitor has set forth in relevant written and advertising materials that the purpose of solicitation is for the removal of a director or supervisor, the solicited proxies shall not be used to propose or vote for relevant matter.
6. An agent of non-solicited proxies shall not accept the mandate of more than 30 persons. The shares represented by an agent accepting the mandate of more than 3 shareholders shall, in addition to not being more than 4 times the number of shares held by the agent, also not exceed 3 percent of the total number of issued shares of the Company.
7. If a shareholder would like to revoke the proxy, he/she shall, no later than 3 days prior to the Meeting, retrieve the proxy and notify the solicitor (agent) and the Company in writing; the solicitor (agent) shall compile a statistical statement of such revoked proxies and send such statement to the Stock Affairs Desk of the Company before the Meeting.
8. The Proxy shall be sent to the Stock Affairs Desk of the Company no later than 5 days prior to the Meeting.

<u>SHARE SWAP AGREEMENT</u>

(Translation)

THIS SHARE SWAP AGREEMENT (the "**Agreement**") is entered into by and between SinoPac Financial Holdings Company Limited (the "**SinoPac**") and International Bank of Taipei Co., Ltd. (the "**IBT**") on the 30th day of June 2005.

WITNESSETH

WHEREAS, SinoPac wishes to, pursuant to the terms and conditions set forth in the Agreement, enter into the share swap with IBT, whereby all issued and outstanding common shares of IBT will be transferred to SinoPac in exchange for new shares of SinoPac to the shareholders of IBT (the "**Share Swap**"). After the completion of the Share Swap, IBT will become a wholly owned subsidiary of SinoPac.

NOW, THEREFORE, in consideration of the mutual promises contained herein, the Parties hereby agree as follows:

Article 1 - Share Swap

1.1 On the date of execution of the Agreement, the authorized capital of SinoPac is NT$100 billion divided into 10 billion common shares with par value of NT$10 per share, and the paid-in capital of SinoPac is NT$42,666,958,050 divided into 4,266,695,805 common shares (including treasury shares of 136,214,240 shares, among which 116,565,240 shares have been reduced by a resolution of board of directors) with par value of NT$10 per share. The authorized capital of IBT is NT$30 billion divided into 3 billion commons shares with par value of NT$10 per share, and the paid-in capital of NT$2,223,311,030, divided into 222,331,103 common shares with par value of NT$10 per share.

The Parties agree to, on the Share Swap Effective Date (as defined in Article 1.2 hereof), enter into the Share Swap in accordance with the share swap ratio as set forth in Article 2 ("**Share Swap Ratio**") subject to the adjustment as set forth in Articles 3 and 9 hereof, whereby SinoPac shall issue new shares with par value of NT$10 per share (the "**New Shares**") to all of the shareholders of IBT (the "**IBT Shareholders**") in exchange for all of the issued and outstanding shares of IBT. After the completion of the Share Swap, IBT will become a wholly owned subsidiary of SinoPac in accordance with the Financial Holding Company Law (the "**FHC Law**"). The actual amount of the New Shares to be issued by SinoPac shall

be determined in accordance with the Share Swap Ratio as set forth in Article 2 hereof subject to the adjustment as set for the in Articles 3 and 9 hereof.

1.2 If the conditions precedent as set forth in Article 8 have been fulfilled or waived, the Share Swap shall be consummated on the Share Swap Effective Date which is determined by the board of directors of the Parties in accordance with the laws and Article 4.2 hereof. On the Share Swap Effective Date, SinoPac shall duly and validly issue the New Shares to the IBT Shareholders.

Article 2 - Share Swap Ratio and Amendment of Articles of Incorporation

2.1 The Parties agree that, after obtaining the approvals of the relevant competent authorities, unless otherwise provided in the Agreement, 1 common share of IBT shall be in exchange for 1.42 common shares of SinoPac on the Share Swap Effective Date, if the cash dividend of NT$0.9 per share for the year of 2004 is not taken into account. However, after taking into account of the distribution of such cash dividends (ex-dividend date being June 30, 2005), 1 common share of IBT shall be in exchange for 1.36 common share of SinoPac on the Share Swap Effective Date (See the Attachment 1 for the adjustment formula).

2.2 Any fraction of SinoPac's common shares as a result of the Share Swap Ratio as set forth in Article 2.1 shall be distributed to the IBT Shareholders in the form of cash pursuant to the total par values of the New Shares on a pro-rata basis (round up to nearest NT$), and the chairman of SinoPac shall be authorized to discuss with specific persons to subscribe for such fraction of shares based on the its par value.

2.3 The Share Swap Ratio as set forth in Article 2.1 above and the number of the New Shares to be issued by SinoPac shall be subject to the adjustment in accordance with Articles 3 and 9 hereof.

2.4 The holders of the US$180,000,000 Euro Convertible Bonds issued by IBT on December 22, 2004 may, after IBT obtains the approvals of relevant competent authorities and the consent of such holders pursuant to the terms of such bonds (if applicable), request SinoPac to convert the bonds into the shares of SinoPac in accordance with the terms of such bonds and/or the Share Swap Ratio set forth in Articles 2.1 and 2.3 above, without being approved in the shareholders meeting of the Parties.

2.5 With respect to the Share Swap, the Articles of Incorporation of SinoPac shall be amended, which is required to be approved by the competent authorities, as follows:

2.5.1 The English name of SinoPac as set forth in Article 2 of the Articles of Incorporation of SinoPac shall remain to be "SINOPAC FINANCIAL HOLDINGS COMPANY LIMITED"; while the Chinese name of SinoPac shall be revised subject to IBT's recommendation and the consents of the Parties.

2.5.2 Article 17 of the Article of Incorporation of SinoPac shall be amended as "The Company shall have 9 to 13 directors and 3 to 4 supervisors. The actual seats of the directors and supervisors shall be determined by the boards of directors of the Company, and the director and the supervisors shall be duly elected from the individuals with full capacity in the shareholders meeting."

2.5.3 Article 20 of the Article of Incorporation of SinoPac shall be amended as "The Company shall have 3 to 4 managing directors, which shall be elected among the directors of the Company. The managing directors shall, among themselves, elect one chairman."

2.5.4 The proviso of Paragraph I, Article 22 of the Articles of Incorporation of SinoPac shall be deleted.

Article 3 - Adjustment of Share Swap Ratio

3.1 Prior to the Share Swap Effective Date, unless otherwise provided in this Agreement, the boards of directors of the Parties shall agree as soon as possible on the adjustment of the Share Swap Ratio in case that any of the following circumstances occur, and further make such adjustment within 10 business days of the relevant event becoming confirmable, or at another time agreed upon between the Parties, without being required to convene the shareholders meetings for resolution (provided, however, that if any of such events occurs before either Party convenes the shareholders meeting pursuant to Article 4.1, the event shall be reported in the said shareholders meeting, along with any agreement reached between the boards of directors of the Parties pursuant to Article 3.1 on the adjustment to Share Swap Ratio). The Parties will be deemed to agree to terminate this Agreement in the absence of an agreement to the adjustment of the Share Swap Ratio between them within the prescribed period above.

3.1.1 Material Changes of Financial and Business Conditions

The Share Swap Ratio shall be adjusted in accordance with the formula described in Attachment 2 without being approved by the boards of directors of the Parties, if either Party undergoes any material change of the financial or business condition resulting in the deduction of its Net Worth (as defined

below) by NT$1 billion or more (the "**Material Adverse Change**").

If a Party reasonably believes the other party has a Material Adverse Change, it may request the other Party to deliver its financial statements duly audited and certified by a CPA after the change occurs, in order to determine whether such change exists.

For the purposes of this Agreement, the term "Net Worth" means the shareholders' equity described in financial statements prepared pursuant to the generally accepted accounting principles of the Republic of China. Any reduction of the Net Worth is calculated by comparing the audited financial statements after a Material Adverse Change occurs with the semi-annual financial statements as of June 30, 2005 duly audited by a CPA. If a Party claims the occurrence of a Material Adverse Change pursuant to the preceding paragraph, the Party being claimed against shall retain the certified CPA who has audited its latest financial statements (or other CPA approved by the claiming Party) to conduct a special audit in accordance with the generally accepted accounting principles and applicable laws of the Republic of China. The Party, which reasonably believes that the other Party has suffered a Material Adverse Change, may further seek the permission of the other Party to have an independent CPA conduct a special audit in accordance with the generally accepted accounting principles of the Republic of China. All costs and expensed arising out of the special audit shall be for the account of the Party requesting the aforesaid audit, or of the Party suffering a Material Adverse Change if the audit result confirms such change.

3.1.2 Requirements of Competent Authorities

The Share Swap Ratio shall be adjusted upon the express instruction of the competent authorities on the adjustment of the Share Swap Ratio, or to ensure to obtain the approvals from the competent authorities for the Share Swap.

For the purposes of this Agreement, the competent authorities include, without limitation, the Financial Supervisory Commission, Executive Yuan, and its subordinate Bureau of Monetary Affairs and Securities and Futures Bureau (collectively, the "**FSC**"), Fair Trade Commission (the "**FTC**"), Department of Commerce, Ministry of Economic Affairs, Taiwan Stock Exchange Corporation (the "**TSE**"), other relevant domestic and overseas governmental agencies, and institutions and/or associations designated to

exercise authorities;

3.1.3 The Share Swap Ratio shall be adjusted in accordance with the formula described in Attachment 1 (the adjustment formula of the Share Swap Ratio as a result of the cash dividend of NT$0.9 per share for the year of 2004 distributed by IBT) and Attachment 2 without being approved by the boards of directors of the Parties, if the record date of the stock dividends, cash dividends or employees' bonuses in the form of shares of either Parties occurs during the period from June 30, 2005 to the 16th business day (both inclusive) prior to the Share Swap Effective Date.

3.1.4 Unless otherwise announced prior the execution of the Agreement, the Share Swap Ratio shall be adjusted if the shares issued by either Party are subject to split, combination, change of type, or other similar circumstance, and the relevant effective dates thereof fall during the period from June 30, 2005 to the 16th business day (both inclusive) prior to the Share Swap Effective Date.

3.1.5 The Share Swap Ratio shall be adjusted in accordance with the formula described in Attachment 2 without being approved by the boards of directors of the Parties, if either Party (1) proceeds with capital increase for cash during the period from June 30, 2005 to the 16th business day (both inclusive) prior to the Share Swap Effective Date; (2) issues any securities (including, without limitation, convertible bonds, corporate bonds with warrants, preferred shares with warrants, stock option, depository receipts, call/put warrants, or any other securities or rights or rights of the equity nature of the Party issuing such securities or rights, other than the shares issued upon the exercise of the conversion right of the Euro Convertible Bonds issued by IBT on December 22, 2004), buy back treasury stock or other circumstances which may impact the cash flow, shareholders' equity, financial structure or the number of total issued shares during the period from June 30, 2005 to the 21st business day prior to the Share Swap Effective Date, or to the earlier of November 30, 2005 and 21st business day (inclusive) prior to the Share Swap Effective Date in case of issuance of shares upon exercise of employee stock option.

3.1.6 Where there is a significant disaster, material change of business or any other circumstances which have material adverse impact on the shareholders' equity or the price of the securities.

3.1.7 Where either Party otherwise commits an act which has material adverse effect on the finance or business of the company (including, without

limitation, disposal of the significant assets of the company).

3.1.8 Where the adjustment of the Share Swap Ratio may be agreed upon by the boards of directors of the Parties in accordance with the applicable laws.

3.2 The provisions of Article 3.1 above shall not be interpreted as that either Party hereunder may breach this Agreement to engage in the activities as set forth in Article 3.1. If there is more than one adjustment of the Share Swap Ratio arising from the requirements as set forth in Article 3.1, for the purpose of this Agreement, the adjustment of the Share Swap Ratio in Article 3.1 shall refer to the latest adjustment.

3.3 In case of the adjustment of the Share Swap Ratio as set forth in Article 3.1 hereunder, the Parties shall apply for the necessary approvals with the relevant competent authorities within two business days after the adjustment of the Share Swap Ratio.

3.4 Except for the adjustment of the Share Swap Ratio pursuant to Article 3 and/or Article 9 hereof, it is agreed that the Share Swap Ratio shall not be amended.

Article 4 - Anticipated Timeline

4.1 Except as otherwise agreed upon by the Parties, the Parties shall convene shareholders meeting on August 26, 2005 respectively (the "**Shareholders' Meeting Date**"), or other date designated by their respective boards of directors (no later than September 30, 2005) to approve the Share Swap and the Agreement. If the Shareholders' Meeting Date is necessary to be amended as a result of the occurrence of a force majeure event as set forth in Article 12.12, the Shareholders' Meeting Date shall be no later than 50 days after the end of such force majeure event.

4.2 Within 10 days after obtaining or completing all approvals, licenses, consents or proceedings that are required to consummate the Share Swap, the Share Swap Effective Date shall be determined by the boards of directors of the Parties. In case of any failure to determine the Share Swap Effective Date within the prescribed period, the 15th business day after obtaining or completing all approvals, licenses, consents or proceedings shall be the Share Swap Effective Date.

Article 5 - Representations and Warranties of SinoPac

SinoPac represents and warrants, on the execution date of this Agreement and the Share

Swap Effective Date, the following:

5.1 Incorporation and Existence. SinoPac is a financial holding company duly incorporated and existing under the law of the Republic of China and has all necessary capacity and authority to undertake business activities and own properties. SinoPac, its Subsidiaries (as defined in the FHC Law) and its Affiliates (which refer to the domestic and foreign enterprises in which SinoPac directly or indirectly holds or invests in more than 50% of the issued shares or capital, or SinoPac directly or indirectly controls the personnel, finance or business operation) have obtained all permits, approvals and licenses necessary to undertake the business activities for operation of the business. Neither SinoPac nor any of its Subsidiaries or Affiliates has been dissolved or liquidated by a valid resolution (unless the dissolution or liquidation is made in accordance with the letter of the FSC, Jin-Guan-Yin-(VI)-Zi No. 0938011737 dated October 28, 2004), voluntary bankruptcy, settlement or reorganization, or dissolution, settlement, reorganization or adjudication of bankruptcy by court ruling or order or in accordance with applicable law, or is subject to the sanction as provided in Paragraph 1, Article 54 of the FHC Law or Paragraph 1, Article 62 of the Banking Law.

5.2 Shares. The issued shares of SinoPac are legally authorized and issued and fully paid.

5.3 Legality and Validity of this Agreement. (i) the execution, delivery and performance of this Agreement has not, does not, and will not violate or violated any (a) current laws and regulations of the Republic of China, (b) judgments, orders or decisions by court or competent authorities, (c) the Articles of Incorporation or resolutions in the shareholders meeting of SinoPac, or (d) contract, agreement, representation, warrant, guarantee, undertaking, arrangement or other obligation binding to SinoPac, and (ii) this Agreement is a valid agreement authorized, executed and delivered by law and constitutes the obligation of SinoPac that is legal, valid and enforceable.

5.4 Approvals and Licenses. For the purpose of the Share Swap, no authorization, approval, license or consent is required for SinoPac's execution and performance of this Agreement except for the approvals by the board of directors and shareholders' meeting, and permits or approvals by the FSC, the FTC (if applicable), the TSE, and the Ministry of Economic Affairs.

5.5 Financial Statement. The financial statement for the year of 2004 reviewed and audited by a CPA and the financial statement for the period from January 1 to

March 31, 2005 reviewed by a CPA of SinoPac, its Subsidiary and its Affiliates are prepared in accordance with the general accepted accounting principle of the Republic of China, in which all material matters relating to the finance and operation of SinoPac, its Subsidiaries and its Affiliates during the prescribed periods and as of the date of the financial statements have been duly and fairly disclosed. The information contained in the aforesaid financial statements and other financial documents are all accurate and true, and do not have any false, concealing or misleading statement. Except for those disclosed in writing to IBT, as of the date of these financial statements, neither SinoPac nor any of its Subsidiaries or Affiliates has any material liabilities (regardless of direct, indirect or contingent) which are not disclosed in the aforesaid financial statements or the footnotes therein.

5.6 No Material Adverse Change. Commencing from March 31, 2005, the operation of SinoPac, its Subsidiaries and its Affiliates (a) maintains the normal business operation, and (b) does not breach any law or regulation, court adjudication, order or decision by competent authorities, Articles of Incorporation, or other regulations relating to internal audit, control and corporate governance, thereby causing a material adverse change in the business, finance, property, operation or shareholders' equity.

5.7 No Additional Material Liabilities. Commencing from March 31, 2005, except for those disclosed in writing to IBT or those arising from or in connection with the ordinary business operation, neither SinoPac nor any of its Subsidiaries or Affiliates has any additional liabilities, obligations, burden, or contingent liabilities, thereby causing a material adverse change in the business, finance, property, operation or shareholders' equity.

5.8 Litigation. No litigation, arbitration, disputes or administrative disputes, legal proceedings, investigations in connection with partial or entire properties, assets or business operations of SinoPac, its Subsidiaries and its Affiliates, are pending or (to the knowledge of SinoPac) likely to take place, and therefore may have material adverse impacts on the business, finances, properties, operations or shareholders' equity of SinoPac, its Subsidiaries and its Affiliates.

5.9 Accuracy of Information. All documents and information provided to IBT by SinoPac, its Subsidiaries and its Affiliates are true, accurate, complete and most updated, containing no misrepresentation, omission, inaccuracy or concealment without any material changes after the provision thereof.

5.10 Independent Judgment. Prior to the execution of this Agreement, SinoPac has completed all necessary and independent investigation and analysis, and the execution of the Agreement is only based on the results of such independent investigation and analysis, terms and conditions contained herein, and the representations and warranties of IBT set forth in Article 6 hereof.

5.11 No Breach of Contract. None of SinoPac, its Subsidiaries and its Affiliates is in breach of any indenture, mortgage, trust deed, loan agreement or other agreement, to which they are a party, by which it is bound, or under which its properties are involved; provided, however, it is not deemed as the breach of such contracts if such breach does not have any material adverse impact on the operations, business, or other conditions of SinoPac, its Subsidiaries and its Affiliates and the performance of the Agreement by SinoPac, its Subsidiaries and its Affiliates.

5.12 Filing and Payment of Taxes. Except for items disclosed which are pending for the settlement, SinoPac, its Subsidiaries and its Affiliates have filed and paid all of the taxes within the periods prescribed by the law, and do not have any delay, omission or evasion of any taxes or any circumstances which are in violation of the provisions, order or letters of the tax laws.

5.13 Assets and Liabilities. Assets and liabilities required by operations of SinoPac, its Subsidiaries and its Affiliates have been specified in their financial statements provided to IBT, and SinoPac, its Subsidiaries and its Affiliates have legitimate rights of ownership and usage or other rights over the foregoing assets. Except for those as specified in the foregoing financial statements, the usage, profit and disposal of the assets are not subject to any limitation or restriction, excluding the limitation or restriction which does not have any material adverse impact on the operations, business, or other conditions of SinoPac, its Subsidiaries and its Affiliates.

5.14 Contracts and Undertaking. Any contracts, agreements, representations, warranties, guarantees, promises or other obligations, burdens or any constraints or other detriments (excluding those which do not have any material adverse impacts on the operations, business, or other conditions of SinoPac, its Subsidiaries and its Affiliates and do not prevent the performance of this Agreement by SinoPac, its Subsidiaries and its Affiliates) executed, agreed or promised by SinoPac, its Subsidiaries and its Affiliates have been provided or notified to IBT which contain no misrepresentation, concealment or inaccuracy.

5.15 Labor Disputes. Except for the financial statements reviewed and audited by a

CPA and the footnotes thereof, or information otherwise disclosed, or other circumstances that do not have any material adverse impacts on the operations, business, or other conditions of SinoPac, its Subsidiaries and its Affiliates and do not prevent the performance of the Agreement by SinoPac, its Subsidiaries and its Affiliates, SinoPac, its Subsidiaries and its Affiliates are not involved in any labor disputes, material violations of labor laws and regulations, sanctions imposed by any labor authority and any strikes, sabotage, or negotiations of SinoPac, its Subsidiaries and its Affiliates. Neither SinoPac nor any of its Subsidiaries or Affiliates has executed any group contracts or entered into any negotiation with the labor union, or is obligated to execute any group contracts or agreements with the labor union. Unless otherwise provided in this Agreement, the performance of the terms and conditions contained herein shall not impose increased burden upon SinoPac nor its Subsidiaries in respect of the welfare of the employees of SinoPacor of its Subsidiaries.

5.16 Irregular Transactions of Related Parties. Neither SinoPac nor any of its Subsidiaries or Affiliates has engaged in any irregular transactions with any of their incumbent or former directors, managers, managerial personnel, shareholders and any other party.

5.17 Derivatives. Any derivatives held by or transactions of derivatives having been performed or being performed by SinoPac, its Subsidiaries and its Affiliates are in compliance with the relevant laws and regulations and their internal bylaws.

5.18 Conflict of this Agreement. Neither SinoPac nor any of its Subsidiaries or Affiliates has been engaged in any acts or omission, which are reasonably anticipated to result in: (i) the incorrectness or inaccuracy of the representations and warranties as set forth in the preceding paragraphs of this Article 5; (ii) the change of the business nature, and (iii) the failure of the conditions precedent set forth in Article 8 hereof.

5.19 Others. Neither SinoPac nor any of its Subsidiaries or Affiliates has been involved in any other material misrepresentation, violation of laws, loss of credibility or other significant circumstances which affect the continuation of the business operations or shareholders interests.

Article 6 - Representations and Warranties of IBT

IBT represents and warrants, on the execution date of this Agreement and the Share Swap Effective Date, the following:

6.1 Incorporation and Existence. IBT is a bank duly incorporated and existing under the law of the Republic of China and has all necessary capacity and authority to undertake business activities and own properties. IBT and its Subsidiaries (which refer to Taipei Life Insurance Agency Co., Ltd. and Taipei Non-Life Insurance Agency Co., Ltd.) have obtained all permits, approvals and licenses necessary to undertake the business activities for operation of the business. . Neither IBT nor any of its Subsidiaries has been dissolved or liquidated by a valid resolution, petitioned for bankruptcy, settlement or reorganization, permitted for dissolution, settlement, reorganization or adjudication of bankruptcy by court ruling or order or in accordance with applicable law, or is subject to the disposition as provided in Paragraph 1, Article 62 of the Banking Law.

6.2 Shares. The issued shares of IBT are legally authorized, issued and fully paid.

6.3 Legality and Validity of the Agreement. (i) the execution, delivery and performance of the Agreement has not, does not, and will not violate or violated any (a) current laws and regulations of the Republic of China, (b) judgments, orders or decisions by court or competent authorities, (c) the Articles of Incorporation or resolutions in the shareholders meeting of IBT, or (d) contract, agreement, representation, warrant, guarantee, undertaking, arrangement or other obligation binding to IBT, and (ii) the Agreement is a valid agreement authorized, executed and delivered by law and constitutes the obligation of IBT that is legal, valid and enforceable.

6.4 Approvals and Licenses. For the purpose of the Share Swap, no authorization, approval, license or consent is required for IBT's execution and performance of the Agreement except for the approvals by the board of directors and shareholders' meeting, and permits or approvals by the FSC, the FTC (if applicable), TSE, and the Ministry of Economic Affairs.

6.5 Financial Statement. The financial statement for the year of 2004 reviewed and audited by a CPA and the financial statement for the period from January 1 to March 31, 2005 reviewed by a CPA of IBT and its Subsidiary are prepared in accordance with the general accepted accounting principle of the Republic of China, in which all material matters relating to the finance and operation of IBT and its Subsidiaries during the prescribed periods and as of the date of the financial statements have been duly and fairly disclosed. The information contained in the aforesaid financial statements and other financial documents are all accurate and true, and do not have any false, concealing or misleading statement. Except for those disclosed in writing to SinoPac, as of the date of these financial statements,

neither IBT nor any of its Subsidiaries has any material liabilities (regardless of direct, indirect or contingent) which are not disclosed in the aforesaid financial statements or the footnotes therein.

6.6 No Material Adverse Change. Commencing from March 31, 2005, the operation of IBT and its Subsidiaries (a) maintains the normal business operation, and (b) does not breach any law or regulation, court adjudication, order or decision by competent authorities, Articles of Incorporation, or other regulations relating to internal audit, control and corporate governance, thereby causing a material adverse change in the business, finance, property, operation or shareholders' equity.

6.7 No Additional Material Liabilities. Commencing from March 31, 2005, except for those disclosed in writing to SinoPac or those arising from or in connection with the ordinary business operation, neither IBT nor any of its Subsidiaries has any additional liabilities, obligations, burden, or contingent liabilities, thereby causing a material adverse change in the business, finance, property, operation or shareholders' equity.

6.8 Litigation. No litigation, arbitration, disputes or administrative disputes, legal proceedings, investigations in connection with partial or entire properties, assets or business operations of IBT and its Subsidiaries, are in process or (to the knowledge of IBT) likely to take place, and therefore may have material adverse impacts on the business, finances, properties, operations or shareholders' equity of IBT and its Subsidiaries.

6.9 Accuracy of Information. All documents and information provided to SinoPac by IBT and its Subsidiaries are true, accurate, complete and most updated, containing no misrepresentation, omission, inaccuracy or concealment without any material changes after the provision thereof.

6.10 Independent Judgment. Prior to the execution of this Agreement, IBT has completed all necessary and independent investigation and analysis, and the execution of this Agreement is only based on the results of such independent investigation and analysis, terms and conditions contained herein, and the representations and warranties of SinoPac set forth in Article 5 hereof.

6.11 No Breach of Contract. None of IBT and its Subsidiaries is in breach of any indenture, mortgage, trust deed, loan agreement or other agreement, to which it is a party, by which it is bound, or under which its properties are involved; provided,

however, it is not deemed as the breach of such contracts if such breach does not have any material adverse impact on the operations, business, or other conditions of IBT and the performance of the Agreement by IBT.

6.12 Filing and Payment of Taxes. Except for items disclosed which are pending for the settlement, IBT and its Subsidiaries have filed and paid all of the taxes within the periods prescribed by the law, and do not have any delay, omission or evasion of any taxes or any circumstances which are in violation of the provisions, order or letters of the tax laws.

6.13 Assets and Liabilities. Assets and liabilities required by operations of IBT and its Subsidiaries have been specified in their financial statements provided to SinoPac, and IBT and its Subsidiaries have legitimate rights of ownership and usage or other rights over the foregoing assets. Except for those as specified in the foregoing financial statements, the usage, profit and disposal of the assets are not subject to any limitation or restriction, excluding the limitation or restriction which does not have any material adverse impact on the operations, business, or other conditions of IBT.

6.14 Contracts and Undertaking. Any contracts, agreements, representations, warranties, guarantees, promises or other obligations, burdens or any constraints or other detriments (excluding those which do not have any material adverse impacts on the operations, business, or other conditions of IBT and its Subsidiaries and do not prevent the performance of this Agreement by IBT and its Subsidiaries) executed, agreed or promised by IBT and its Subsidiaries have been provided or notified to SinoPac which contain no misrepresentation, concealment or inaccuracy.

6.15 Labor Disputes. Except for the financial statements reviewed and audited by a CPA and the footnotes thereof, or information otherwise disclosed, or other circumstances that do not have any material adverse impacts on the operations, business, or other conditions of IBT and its Subsidiaries and do not prevent the performance of this Agreement by IBT and its Subsidiaries, IBT and its Subsidiaries are not involved in any labor disputes, material violations of labor laws and regulations, sanctions imposed by any labor authority and any strikes, sabotage, or negotiations of IBT and its Subsidiaries. Except for the employee placement plan and any other negotiation with the labor union provided in the "Guidelines Governing the Assurance of Employees' Rights upon the Incorporation of a Financial Holding Company, Merger or Share Swap by IBT" implemented by the approval of the board of directors of IBT on April 22, 2005,

neither IBT nor its Subsidiaries has executed any group contracts or entered into any negotiation with the labor union, or is obligated to execute any group contracts or agreements with the labor union. Unless otherwise provided in this Agreement, the performance of the terms and conditions contained herein shall not impose increased burden upon IBT nor its Subsidiaries in respect of the welfare of the employees of IBT and of its Subsidiaries.

6.16 Irregular Transactions of Related Parties. Neither IBT nor any of its Subsidiaries has engaged in any irregular transactions with any of their incumbent or former directors, managers, managerial personnel, shareholders and any other party.

6.17 Derivatives. Any derivatives held by or transactions of derivatives having been performed or being performed by IBT and its Subsidiaries are in compliance with the relevant laws and regulations and their internal bylaws.

6.18 Conflict of this Agreement. Neither IBT nor any of its Subsidiaries has been engaged in any acts or omission, which are reasonably anticipated to result in: (i) the incorrectness or inaccuracy of the representations and warranties as set forth in the preceding paragraphs of this Article 6; (ii) the change of the business nature, and (iii) the failure of the conditions precedent set forth in Article 8 hereof.

6.19 Others. Neither IBT nor its Subsidiaries has been involved in any other material misrepresentation, violation of laws, loss of credibility or other significant circumstances which affect the continuation of the business operations or shareholders interests.

Article 7 - Covenants

7.1 The Parties agree that during the period from the execution of this Agreement to the Share Swap Effective Date (including the Share Swap Effective Date), without obtaining prior written consents of the chairman or the representative designated by the chairman of the other Party, neither SinoPac, its Subsidiaries and its Affiliates nor IBT and its Subsidiaries shall engage in any of the activities as follows:

7.1.1 Amendment to the Articles of Incorporation (except for the amendment made pursuant to Article 2.5 hereof).

7.1.2 Capital increase, issuance of new shares (except for the issuance of new shares as a result of the exercise of conversion rights of the outstanding convertible bonds or subscription rights of employees stock options), distribution of share dividends or employees' bonuses (regardless of in the form of cash, shares or any other form of

distribution of assets other than those having been announced prior to the execution of this Agreement), issuance of employees stock options, convertible bonds, convertible bonds with warrants, preferred shares with warrants, depositary receipts, stock options, call/put warrants, or any other equity securities of SinoPac, its Subsidiaries or Affiliates, IBT and its Subsidiaries or any derivatives transactions linked to the aforesaid securities. In avoidance of any doubts, the Parties hereby confirm that SinoPac may continue to proceed with its anticipated issuance of subordinated financial debentures in the principal amount of up to NT$12 billion or of equivalent currencies; however, the terms and conditions and the time of the issuance of such subordinated financial bonds shall be discussed with IBT prior to the issuance in order to prevent adverse effects on the Share Swap.

7.1.3 Acquisition or disposal (including, without limitation, the creation of security interest) of properties or assets with value more than NT$300 million, other than those as a result of the business operation or the acquisition of shares of IBT and SinoPac by either parties.

7.1.4 Except for the buy-back of shares from dissenting shareholders pursuant to Article 9, any buy-back of its issued shares or equity-linked securities directly or indirectly by itself, its subsidiaries or affiliates or any other third parties, capital decrease or any dissolution, liquidation, petition of reorganization, settlement or bankruptcy.

7.1.5 Execution of any contracts with other third parties regarding (i) the merger, share swap, asset transfer, strategic alliance, mandate of management, joint venture or investment in any companies or any profit-seeking institutions (excluding the joint venture or investment with the amount less than NT$100 million); (ii) the execution, amendment, termination of lease of all business operations or the mandate of management or regular joint operation with other parties; (iii) the transfer of all or substantial part of its business or assets to the third parties; (iv) acceptance of all or substantial part of the business or assets of the third parties; and (v) any contract, agreement, undertaking, letter of intent, memorandum with the third parties which has similar effects as sub-paragraphs (i) to (iv) above.

7.1.6 Any waiver or failure to exercise its valid rights or benefits, or entering into any settlement with the third parties regarding any dispute or litigation, or engaging in any acts which are unfavorable to itself or have material adverse effects on its operation or financial conditions.

7.1.7 Entering into or making any contract or undertakings which may have material

effects on it.

7.1.8 Any actions or omissions which are reasonably expected to result in (i) the incorrectness or inaccuracy of the representations and warranties as set forth in Articles 5 or 6 hereof, (ii) the change of the business nature, and (iii) the failure of the conditions precedent set forth in Article 8 hereof.

7.2 Either Party hereby undertakes to the other Party that during the period from the execution of this Agreement to the Share Swap Effective Date:

7.2.1 Either Party who announces information in respect of the Agreement or the Share Swap shall obtain prior written consent of the other Party; provided, however the announcement is made in accordance with the opinions of the legal counsel of such Party required by the applicable laws or the TSE. Notwithstanding the foregoing, the Parties shall endeavor to confirm the relevant information with the other Party prior to the announcement of such information.

7.2.2 Both Parties agree to continue their respective operation in compliance with the normal practice and the same standard and professional manner or the past practice, as well as to maintain good condition of its properties, including, without limitation, (i) the maintenance of the intact of its operation and organization (including those of its subsidiaries and affiliates), (ii) the maintenance of its relationship with the business partners (including the business partners of its subsidiaries and affiliates) and the effectiveness of the significant existing business contracts, and (iii) maintenance of the key managers to continue the service to the company. Both Parties agree to notify the other Party immediately after the occurrence of the Material Adverse Change as set forth in Article 3.1.1 hereof or any breach of representations, warranties or undertakings.

7.2.3 Either Party shall notify the other Party immediately after becomes aware of any existing or potential significant litigation, arbitration, non-litigation, administrative procedures, claims, investigation or procedures of which such Party is named a party thereto or to which such Party is the subject .

7.2.4 Except for the performance of its existing undertaking or agreement (but such undertaking or agreement shall be disclosed to the other Party prior to the execution of this Agreement in writing), either Party (including its subsidiaries and affiliates) shall not irregularly increase the payrolls, benefits or other interests of its employees (including the managers), or inappropriately increase the employment of the employees.

7.2.5 After the execution of this Agreement, the Parties shall proceed with relevant procedures pursuant to the FHC Law or relevant laws and regulations in good faith, including, without limitation, (i) within 20 days (including the 20th day) after the execution of the Agreement, the submission by SinoPac (with necessary assistance of IBT) of the application of merger with the FTC (if applicable), (ii) after the execution of the Agreement, the convention of respective shareholders meetings to approve the Share Swap, the Agreement and all required documents pursuant to Article 4.1 hereof, (iii) within 10 days (including the 10th day) after the date of shareholders meeting, the submission of the application of the Share Swap with the FSC, and (vi) within 1 business day after determining the Share Swap Effective Date, or within 1 business day after obtaining or completing all permissions, approvals, consents and procedures if the Share Swap Effective Date is not mutually determined by the board of directors of the Parties pursuant to Article 4.2 hereof, the submission of the application with the FSC and the TSE, including, without limitation, the issuance of New Shares by SinoPac, listing of the New Shares and the delisting of the shares of IBT. The aforementioned schedule may be shortened or extended as mutually determined by the board of directors of the Parties. After the execution of this Agreement, the Parties shall procure its overseas subsidiaries or branches to proceed and complete necessary application or report procedures required under the applicable laws of each jurisdiction.

7.3 Increase of Entities of the Share Swap

After the Share Swap is approved in the meetings of board of directors of the Parties and the public announcement is made, in case of any increase of entities of the Share Swap, all participating companies shall proceed with the procedures or legal actions which have been previously completed. The boards of directors of the Parties are authorized to handle any relevant issue of this Article 7.3 in accordance with applicable laws and regulations.

Article 8 – Conditions Precedent of the Share Swap

8.1 The Parties agree to the conditions precedent of the Share Swap as follows:

8.1.1 Both Parties have obtained all necessary consents and approvals in their respective shareholders meetings to effect the Share Swap and the Agreement.

8.1.2 All necessary prior approvals, consents or permissions of the FSC, the FTC (if applicable), the TSE and all other relevant domestic and foreign authorities to effect the Share Swap have been obtained.

8.1.3 Both Parties have performed their obligations hereunder and do not breach its representations, warranties or undertakings.

8.2 This Agreement is automatically terminated in case of any failure of the conditions precedent set forth in this Article 8.1 which is not waived by the other Party as of December 31, 2005.

8.3 In case of the failure of the Share Swap as a result of the expiry of the prescribed period set forth in Article 8.2, in addition to the compliance of Article 8.2, the Parties shall proceed in accordance with the applicable laws and regulations and its internal by-laws.

Article 9 – Repurchase of Share from Dissenting Shareholders

If any of the shareholders of either Party objects the Share Swap and requests for the repurchase of its shares pursuant to the applicable laws, such Party shall buy back the shares held by the dissenting shareholders, but the purchase price is subject to the closing price of the date of shareholders meeting and shall not be higher than the consideration of the Share Swap (other than the purchase price determined by the court). If the purchase price is higher than the consideration of the Share Swap, the Share Swap Ratio shall be adjusted accordingly without being approved by the boards of directors of the Parties. The shares purchased in accordance with this Article 9 shall be sold or cancelled pursuant to the applicable laws and regulations.

Article 10 - Defaults

10.1 In the event of any failure to perform or breach of any obligations, undertakings, representations or warrants hereunder, or the terms of the confidential agreement signed by the Parties on June 16, 2005, if such non-performance or breach may not be curable in nature, it constitutes the default of the Agreement upon such non-performance or breach or the execution of this Agreement. If the aforesaid non-performance or breach may be curable in nature, it constitutes the default of the Agreement if the defaulting Party fails to cure the non-performance or breach within 30 days after receiving the written notice of the non-defaulting Party (the "**Default Events**").

10.2 In case of any occurrence of the Default Events, in addition to the termination of the Agreement pursuant to Article 11.2, the non-defaulting Party may claim compensation against the defaulting Party. In case of the termination of the Agreement pursuant to Article 11.2, the non-defaulting Party may request NT$300 million as penalty against the defaulting Party.

Article 11 - Termination

In addition to the occurrence of automatic termination of the Agreement, either Party may terminate the Agreement upon the occurrence of any of the following events:

11.1 The termination of the Agreement by the Parties in writing.

11.2 In the event of any occurrence of Default Events, the non-defaulting Party terminates the Agreement by giving a written notice to the defaulting Party.

11.3 Either Party may terminate the Agreement by giving a written notice to the other Party if the Share Swap is prohibited or limited by the applicable laws or regulations, verdicts, orders or adjudications promulgated by the competent authorities which are confirmed not to be appealed and may not be corrected through the amendment of this Agreement.

11.4 Either Party may terminate the Agreement by giving a written notice if the event of force majeure as set forth in Article 12.12 lasts for more than three months.

Article 12 - Miscellaneous

12.1 Where the term of the directors and supervisors of IBT is not expired on the Share Swap Effective Date, SinoPac shall appoint the incumbent directors and supervisors of IBT to serve their offices until the expiry of their term. After the expiry of the aforementioned term, SinoPac shall appoint such incumbent directors and supervisors of IBT to serve for another one year as the directors and supervisors of IBT. Both Parties shall, for the best interest of the shareholders, conduct the merger between IBT andBank SinoPac Company Limited as soon as practicable.

12.2 The Agreement shall be governed and construed in accordance with the laws of the Republic of China. In case of any disputes arising from this Agreement, both Parties agree to resolve the dispute in an amicable negotiation. If no mutual agreement is reached to resolve such dispute within 30 days after either Party makes written request to resolve the dispute, the Parties agree to resort to arbitration. The aforesaid arbitration shall be petitioned with the Arbitration Association of the Republic of China in accordance with Arbitration Law of the Republic of China which shall be held in the arbitration meeting consisting of three arbitrators in Taipei and be proceeded in Chinese. Any liability of the relevant expenses incurred shall be determined in accordance with the arbitral award.

12.3 In case that any terms of the Agreement as instructed by the competent authorities or

required under the amendment of laws or regulations or the necessity to reflect the facts shall be amended, the chairman or the representative designated by the boards of directors of the Parties shall negotiate to amend the Agreement without being approved in the respective shareholders'tmeetings of the Parties.

12.4 If any term of the Agreement is ineffective as a result of the conflict of the applicable laws and regulations, the conflicting terms of the Agreement shall be ineffective and the remaining terms of the Agreement shall remain effective. The ineffective terms of the Agreement as a result of the conflict of the applicable laws and regulations shall be amended by the boards of directors of the Parties without being approved in the shareholders meetings respectively, provided, however, that such amendment shall, to the extent permitted by laws, be made in line with the original intent of the Parties contemplated herein.

12.5 The amendment or alteration of the Agreement shall only be made upon the prior consent of the Parties in writing.

12.6 Any notice of the Agreement shall be effective after being provided to the other Party by registered mail or personal delivery to the addresses as follows:

SinoPac Financial Holdings Company Limited.
Representative: Champion Culture Enterprise Co., Ltd. (Designated Representative Chien Hong-dao; aka Edward Chien)

Address:, 306 Bade Road, Sec. 2, Taipei 104,Taiwan, Republic of China

International Bank of Taipei Co., Ltd.
Representative: Sho-Chuang Ho (Chairman)
Address: 36 Nanking E. Road, Sec.3, Taipei, Taiwan, Republic of China

Either Party shall immediately notify the other in writing of any change in the address of the Party first mentioned, or such Party as first mentioned may not set up any defense with such change.

12.7 Any discussion, agreement or undertaking between the Parties in connection with the Share Swap prior to the execution of the Agreement shall be replaced by the Agreement and rendered ineffective.

12.8 Article 10 hereof and the confidentiality agreement entered into by the Parties on June 16, 2005 remain effective after the termination of the Agreement.

12.9 The headings of the Agreement are solely for the purpose of convenience and reference

with no regards to the interpretation of the Agreement.

12.10 Without obtaining prior written consent of the other Party, neither Party shall transfer any rights or obligations hereunder to other third parties.

12.11 No rights or compensations have been conferred to the third party in accordance with the Agreement, implicitly or explicitly.

12.12 Neither Parties that is prevented from or delays in performing the obligations under the Agreement due to the following prior to the Share Swap Effective Date is required to assume any liability toward the other Party: court judgment or order, order or official action of the relevant competent authorities, war, hostility, blockade, riot, revolution, fire, typhoon, tsunami, flood or other *force majeure* (the "***Force Majeure***"). Notwithstanding, either Party shall notify the other Party of the occurrence of Force Majeure within three days of the notifying Party's becoming aware of such occurrence. The above provision does not exempt either Party from continuing to perform its obligations under the Agreement after the *Force Majeure* ends.

12.13 SinoPac shall ensure the employment terms and rights of the employees of IBT (including the managers) shall comply with the applicable laws and regulations and the existing work rules of IBT.

12.14 Unless otherwise provided in the Agreement, the Parities shall bear their respective costs, expenses or taxes incurred from the Agreement and the Share Swap.

12.15 The attachments hereof shall constitute a part of the Agreement.

12.16 The Agreement is made in duplicate, each to be held by the Parties as evidence.

12.17 The Agreement takes effect after being executed and delivered by the Parties.

SinoPac Financial HoldingsCompany Limited

____

Champion Culture Enterprise Co., Ltd. (Designated Representative Chien Hong-dao)

International Bank of Taipei Co., Ltd.

____

Sho-Chuang Ho (Chairman)

Attachment 1

The Adjustment Formula of Cash Dividend of NT$0.9 Per Share for the

Year of 2004 of IBT

If the adjustment of Share Swap Ratio is made pursuant to Article 3.1.3 as a result of IBT's cash dividend of NT$ 0.9 per share for the year of 2004 (the ex-dividend date is June 30, 2005), the adjustment formula is as follows:

The basic price of SinoPac = Average weighted stock price for the consecutive 15 business days prior to June 30, 2005 (excluding June 30, 2005) = NT$16.1307

The basic price of IBT = the basic price of SinoPac × Share Swap Ratio

Share Swap Ratio = 1.42

Adjusted price of IBT = (the basic price of IBT − cash dividend per share) = NT$16.1307 × 1.42 − NT$0.9 = 22.0056

Adjusted Share Swap Ratio = Adjusted price of IBT ÷ the basic price of SinoPac = 1.36

(Note: All numeral results are rounded to the second digit after the decimal point)

Attachment 2

The Adjustment Formula of Share Swap Ratio

The basic price of SinoPac = Average weighted stock price for the consecutive 15 business days prior to June 30, 2005 (excluding June 30, 2005) = NT$16.1307

The basic price of IBT = the basic price of SinoPac × Share Swap Ratio = NT$16.1307 × 1.36 = NT$21.9378

Issued Shares = the total number of outstanding shares as of June 30, 2005

Additional Shares = the total number of additional shares as a result of the occurrence of the events of adjustment (if any)

1. In case of the occurrence of adjustment events set forth in Article 3, the following adjustment formula shall apply to reflect the adverse impact:

   Adjusted Price = [(Basic price of the party × Issued Shares) plus or minus the change of value as a result of such adjustment event] / (Issued Shares + Additional Shares)

   Adjusted Share Swap Ratio = Adjusted price of IBT / Adjusted price of SinoPac

2. In case of the Share Swap Ratio is adjusted pursuant to Article 3.1.1 as a result of deduction of Net Worth of the party by NT$ 1 billion or more, the following adjustment formula shall apply:

   Adjusted Price = [(Basic price of the party × Issued Shares) – (Net Worth disclosed in the semi-annual financial report as of June 30, 2005 audited by a CPA – Net Worth disclosed in financial statements particularly audited by a CPA after the occurrence of the Material Adverse Change)] / Issued Shares

3. If case that SinoPac (1) issues new shares or transfer the treasury shares as a result of the conversion of the outstanding convertible bonds during the period from June 30, 2005 to the 21st business day (including the 21st business day) prior to the Share Swap Effective Date, or (2) issue new shares or transfer the treasury shares as a result of the exercise of the employees stock option during the period from June 30, 2005 to the earlier of November 30, 2005 and the 21st business day (including the 21st business day) prior to the Share Swap Effective Date, and the subscription price or the conversion price is lower than the basic price of SinoPac, the Share Swap Ratio shall be adjusted in accordance with the formula as follows:

Adjusted price of SinoPac = [(Basic price of SinoPac × Issued Shares + (Conversion Price × Number of the new shares issued or the treasury shares transferred as a result of the exercise of conversion right) + Accrued Interest Compensation of the convertible bonds + (Subscription Price × Number of the new shares issued or treasury shares transferred as a result of the exercise of employee stock option)))) / (Issued Shares + Number of the new shares issued or the treasury shares transferred)

Adjusted Share Swap Ratio = Basic price of IBT / Adjusted price of SinoPac

Conversion Price = the conversion price of the convertible bonds

Subscription Price = the subscription price of the employee stock option

Accrued Interest Compensation of the convertible bonds = the accrued interests to compensate the bondholders during the period from the issuance date to the date of the exercise of the conversion rights.

As of June 30, 2005, the total number of the shares that may be issued upon the exercise of the conversion right under the convertible bonds of SinoPac is 189,555,639 shares.

(Note: All numeral results are rounded to the fourth digit after the decimal point)

MINUTES OF THE FOURTH EXTRAORDINARY MEETING OF THE SECOND BOARD OF DIRECTORS OF THE INTERNATIONAL BANK OF TAIPEI

(Excerpt Translation)

Time: 14:30 p.m., 30 June 2004 (Thursday)

Place: 11th Floor, 36 Nanking E. Road, Section 3, Taipei, Taiwan, Republic of China

Attendees:

Attending Directors:

Show-Chung Ho	Jone-Ting Ho
Liang-Chin Lee	Chung-Bi Hsieh
Yi-Chien Lo	Hui-Yu Kuo
Yao-Ting Ho	Elbert Wu (appointed Lung-Cheng Chen to attend on his behalf)
Cheng-Ting Ho	Jason Kuo (appointed Hui-Yu Kuo to attend on his behalf)
Chien-Ting Ho (appointed Yao-Ting Ho to attend on his behalf)	Kan-Lin Yen
Chia-Wen Shiu (appointed Chia-Hsien Chen to attend on his behalf)	Chin-Ying Lin
K. C. Yu	Chih-Lung Hsiao
Chia-Hsien Chen	Chia-Wen Chen
Melody Chiu	Kuo-Tang Yin
Sheng-Wen Lien	Lung-Cheng Chen
Fu-Chi Chung	Young-Hung Chung (appointed Chih-Lung Hsiao to attend on his behalf)
Wei-The Ho (appointed Cheng-Ting Ho to attend on his behalf)	

Other Participants:

Tien-Dong Lin	Jenq-Shyong Lien

Toney Chen	Yen-Ling Fang (CPA)
Wen-Peng Lin (counsel)	Chi-chang Yu (counsel)
Chih-Hsiung Chen (counsel)	Lilian Kou (counsel)

Chairman: Show-Chung Ho **Secretary:** Amy Cheng

A. Approval

Item 1: It is proposed to have the Company combine with the SinoPac Financial Holding Company Act through shares swap in accordance with Article 26 of the Financial Holding Company Act. A draft Share Swap Agreement is hereby respectfully proposed for review and approval in accordance with the Financial Holding Company Act.

(The unit submitting this proposal: the Strategic Planning Division)

Resolution: This proposal is hereby duly approved through voting and shall be submitted to an extraordinary shareholders' meeting for discussion.

Number of directors attending this meeting: 25 (19 directors attend in person and 6 directors appoint other directors to attend on their behalves), which has reached 2/3 of the number of all directors.

Result of voting: 13 directors agree to this proposal, 11 directors object to this proposal and 1 director waive his right to vote for this proposal.

[Before the resolution is made,] Directors Mr. Cheng-Ting Ho, Mr. Lung-Cheng Chen and Ms. Hui-Yu Kuo have respectively submitted written statement and extempore motion to the meeting and expressed their objection to this proposal and required that such statements, motion and objection shall be recorded in the minutes of the meeting, which are summarized as follows: (omitted)

Item 2: (Omitted)

Item 3: (Omitted)

B. Extempore Motion: none

C. Closing of Meeting

Handbook of the 2005 Extraordinary Shareholders' Meeting

(Excerpt Translation)

Procedure of the 2005 First Extraordinary Shareholders' Meeting of The International Bank of Taipei Co., Ltd.

1. Commencement of the meeting (report the number of the shareholders and the shareholding of shareholders present and announce that the meeting begins)
2. Chairman present
3. Participants stand up and bow to national flag and the photo of Dr. Sun-Yat Sun three times
4. Opening speech of the chairman of the meeting
5. Speeches of the officers of the Company and guests
6. Discussion matters
7. Extempore motions
8. Closing of meeting

Agenda of the 2005 First Extraordinary Shareholders' Meeting of The International Bank of Taipei Co., Ltd.

Date and Time: 26 August 2005 (Friday) at 9:00 a.m.

Place: Floor 13 (the auditorium), No. 36, Section 1, Nanking E. Road, Taipei City

1. Commencement of the meeting (report the number of the shareholders and the shareholding of shareholders present and announce that the meeting begins)
2. Chairman present
3. Participants stand up and bow to national flag and the photo of Dr. Sun-Yat Sun three times
4. Opening speech of the chairman of the meeting
5. Speeches of the officers of the Company and guests
6. Discussion matters:
   (1) A Shares Swap Agreement under which the Company will combine with the SinoPac Financial Holding Company Limited through shares swap in accordance with Article 26 of the Financial Holding Company Act is hereby respectfully submitted to the meeting for discussion.
7. Extempore motions
8. Closing of meeting

Discussion Matter (1)

Matter: A Shares Swap Agreement under which the Company will combine with the SinoPac Financial Holding Company Limited through shares swap in accordance with Article 26 of the Financial Holding Company Act is hereby respectfully submitted to the meeting for discussion.

Explanation:

1. As the banking industry is facing strong competition from domestic and transnational financial groups and therefore the expansion of business is limited, pursuant to the development experience of foreign financial industry, it will be a trend that the domestic banking industry shall increase their economic scale and concurrently engage in different financial businesses. In order to enhance the competitiveness of the Company, it is hereby proposed that all outstanding shares of the Company shall be transferred to the SinoPac Financial Holding Company Limited ("SinoPac") in consideration of the newly issued shares of the SinoPac through shares swap. After the completion of the proposed shares swap, the Company will become a wholly-owned subsidiary of the SinoPac.

2. The ratio of the proposed shares swap between the Company and SinoPac is 1.42 (i.e., SinoPac will issue 1.42 share for each share of the Company); however, after considering the cash dividend of the fiscal year 2004 to be distributed by the Company (the record date is 30 June 2005), the share swap ratio is adjusted as 1.36 in accordance with the formula setting forth in the attachment one of the Share Swap Agreement (i.e., SinoPac will issue 1.36 share for each share of the Company). The forgoing share swap ratio and the adjusted share swap ratio have been reviewed by KPMG and are considered as appropriate by it. The opinion of KPMG for the share swap ratio please refer to the attachment 1 of this handbook (pages 5-6).

3. Pursuant to Article 27 of the Financial Holding Company Act, the boards of directors of SinoPac and the Company shall enter into a Share Swap Agreement and submit this Share Swap Agreement to respective (extraordinary) shareholders' meeting for approval. A copy of the said agreement approved by the boards of directors of both parties is attached hereto as attachment 2 (pages 7-24).

4. After this proposal is approved by the (extraordinary) shareholders' meeting, the Company will file with the competent authority in accordance with Article 26 of the Financial

Holding Company Act. It is hereby further proposed that the Chairman of the Company or his designee shall be authorized by the (extraordinary) shareholders' meeting with full authority to deal with any amendment as required under the laws and regulations and any other matters in respect of the proposed shares swap and execute all documents as necessary thereunder.

Resolution:

Extempore Motion

Closing of Meeting

Shareholdings of Directors and Supervisors

The following are the details of the aggregate and respective shareholdings of directors and supervisors of the Company as shown on the roster of shareholders as of the date on which the registration of the transfer of shares on the roster of shareholders has begun to be suspended for the extraordinary shareholders' meeting concerned:

1. The number of the total issued shares of the Company is 2,223,311,003 shares. Pursuant to Article 2 of the Rules and Review Procedures for Director and Supervisor Share Ownership Ratios at Public Companies, the total shares held by all directors of the Company shall not be less than five percent of the total issued shares of the Company (i.e., 111,165,550 shares); the total shares held by all supervisors of the Company shall not be less than 0.5 percent of the total issued shares of the Company (i.e., 11,116,555 shares).

2. Respective Shareholdings of Each Directors and Supervisors are as follows (as of 28 July 2005):

Title	Name	Date of Election	Term of Office	Shareholdings	
				Number of Shares	Shareholding Ratio
Chairman	Mr. Show-Chung Ho	7/May/2003	3 years		
Managing Director	Mr. Jone-Ting Ho, the representative of Jone's Investment Co., Ltd.	7/May/2003	3 years		
Managing Director	Mr. Liang-Chin Lee, the representative of Ever Trust Investment Co., Ltd.	7/May/2003	3 years		
Managing Director	Mr. Chung-Bi Hsieh, the representative of Boom Years Industrial Co., Ltd.	7/May/2003	3 years		
Managing Director	Ms. Yi-Chien Lo	7/May/2003	3 years		
Managing Director	Ms. Hui-Yu Kuo, the representative of Ann Lung Industrial and Investment Co., Ltd.	7/May/2003	3 years		

Managing Director	Mr. Yao-Ting Ho, the representative of Shin Shing Investment Co., Ltd.	7/May/2003	3 years		
Managing Director	Mr. Elbert Wu, the representative of Shing Kong Wu Foundation	7/May/2003	3 years		
Director	Mr. Cheng-Ting Ho, the representative of Shin Shing Investment Co., Ltd.	7/May/2003	3 years		
Director	Mr. Jason Kuo, the representative of Shing Kong Wu Foundation	7/May/2003	3 years	The same as the Managing Director	The same as the Managing Director
Director	Mr. Chien-Ting Ho, the representative of Den Foong Investment Co., Ltd.	7/May/2003	3 years		
Director	Mr. Chia-Wen Shiu	7/May/2003	3 years		
Director	Mr. Chin-Ying Lin	7/May/2003	3 years		
Director	Mr. Kan-Lin Yen, the representative of Tate Construction Co., Ltd.	7/May/2003	3 years		
Director	Mr. K. C. Yu	7/May/2003	3 years		
Director	Mr. Chia-Hsien Chen, the representative of Bo Da Investment Co., Ltd.	7/May/2003	3 years		
Director	Mr. Chia-Wen Chen, the representative of Yuan Heng Investment Co., Ltd.	7/May/2003	3 years		
Director	Ms. Melody Chiu, the representative of Yuen Foong Paper Co., Ltd.	7/May/2003	3 years		
Director	Mr. Kuo-Tang Yin, the representative of Yuen Foong Paper Co., Ltd.	7/May/2003	3 years	The same as the director	The same as the director
Director	Mr. Sheng-Wen Lien	7/May/2003	3 years		

Director	Mr. Lung-Cheng Chen, the representative of Shin Shing Investment Co., Ltd.	7/May/2003	3 years	The same as the Managing Director	The same as the Managing Director
Director	Mr. Chih-Lung Hsiao, the representative of Shin Shing Investment Co., Ltd.	7/May/2003	3 years	The same as the Managing Director	The same as the Managing Director
Director	Mr. Young-Hung Chung, the representative of Shin Shing Investment Co., Ltd.	7/May/2003	3 years	The same as the Managing Director	The same as the Managing Director
Director	Mr. Wei-The Ho the representative of Ever Green Investment Co., Ltd.	7/May/2003	3 years		
Director	Mr. Chang Wei, the representative of the International Bank of Taipei Workers' Union	7/May/2003	3 years		
Total	25 directors (total 25 seats)	NA	NA		
Managing Supervisor	Mr. Tien-Dong Lin, the representative of Ying Li Investment Co., Ltd.	7/May/2003	3 years		
Supervisor	Mr. Jenq-Shyong Lien, the representative of Shin Yi Enterprise Co., Ltd.	7/May/2003	3 years		
Supervisor	Mr. Toney Chen, the representative of Shin Shing Investment Co., Ltd.	7/May/2003	3 years	The same as the Managing Director	The same as the Managing Director
Total	3 supervisors (total 3 seats)	NA	NA		
Aggregate Shareholdings	NA	NA	NA		

of Directors and Supervisors					

3. Change of Director and Supervisor

Title	Name	Reason of Change	Shareholding as of the Date of Change
Director	Mr. Chih-Lung Hsiao, the representative of Shin Shing Investment Co., Ltd.	Mr. Chih-Lung Hsiao was appointed as the representative on 22 April 2005.	628,258
Director	Mr. Felix Ho, the representative of Yuen Foong Paper Co., Ltd.	The former representative Mr. Si-Cheng Liu was replaced by Mr. Felix Ho on 16 May 2005.	364,024
Director	Mr. Kuo-Tang Yin, the representative of Yuen Foong Paper Co., Ltd.	The former representative Mr. Felix Ho was replaced by Mr. Kuo-Tang Yin on 20 June 2005.	364,024
Director	Mr. Chang Wei, the representative of the International Bank of Taipei Workers' Union	The former representative Mr. Fu-Chi Chung was replaced by Mr. Chang Wei on 11 July 2005.	800,000

Public Announcement of the International Bank of Taipei Co., Ltd. for the Extraordinary Shareholders' Meeting

(Translation)

Serial No.	1	Date	6/30/2005	Time	21:12:32
Spokesman	Mr. Eugene S. Huang	Title of Spokesman	Executive Vice President	Phone No. of Spokesman	2506-3333
Subject	The Date of the Extraordinary Shareholders' Meeting to be Convened as Resolved by the Meeting of the Board of Directors of the Company				
Applicable Provision	Item 17 of Article 2		Date of the Occurrence of Event	6/30/2005	
Description	1. Date of the resolution of the meeting of the board of directors: 6/30/2005 2. Date of the extraordinary shareholders' meeting: 8/26/2005 3. Place of the extraordinary shareholders' meeting: Floor 13 (the auditorium), No. 36, Section 1, Nanking E. Road, Taipei City 4. Agenda: (1) discussion matter: (i) a Shares Swap Agreement under which the Company will combine with SinoPac Financial Holding Company Limited through a share swap in accordance with Article 26 of the Financial Holding Company Act is hereby respectfully submitted to the meeting for discussion. (2) extempore motion. 5. The starting and ending dates of the suspension of the registration of share transfer on the roster of shareholders: 7/28/2008-8/26/2005. 6. Other matter: pursuant to Article 14 of the issuance plan of 2005 First Overseas Convertible Debenture, the conversion of the StAYRS issued thereunder shall be suspended from 28 July 2005 to 26 August 2005. Place for the registration of share transfer: the Stock Affairs Desk of the Company in Floor 1, No. 36, Section 1, Nanking E. Road, Taipei City. Phone Number of the Stock Affairs Desk of the Company: 02-2506-3333#800 Last date for the registration of share transfer: 7/27/2005					

Notice for Extraordinary Shareholders' Meeting
(Excerpt Translation)

Section One

Dear Shareholder:

If you are a new shareholder, please complete the attached specimen seal card and mail or deliver in person such document together with a legible photocopy of your ID card (front and reverse side) to the Stock Affair Desk of the Company so that your right and interest will not be affected adversely.

Notice for the Change of the Address of the Shareholder of the International Bank of Taipei, Co. Ltd.

Name						Seal Registered with the Company
Account No.		ID No.		Date of Notice		
Change of Permanent Address						
Change of Correspondence Address						

※ Please complete the above table and affix the registered seal and then mail it to the Company if there is any change in your address. Relevant subsequent notice will be sent to your new address accordingly.

Specimen Seal Card of the Shareholder of the International Bank of Taipei, Co. Ltd.

A photocopy of ID card is also required to be submitted.

Account No. of Shareholder		Uniform No.		
Name of Shareholder		Statutory Representative		
Date of Birth		Phone No.		
Permanent Address			Seal Registered with the Company	
□□□				
Correspondence Address				
□□□				

Section Two

Notice of Attendance No.:

(Please do not fill in this section if you appoint a proxy to attend the meeting on your behalf)

To: The Board of Directors of the International Bank of Taipei, Co. Ltd.

Date:

1. I, a shareholder of the International Bank of Taipei, Co. Ltd. ("Company"), have decided to attend in person the extraordinary shareholders' meeting of the Company to be held on 26 August 2005. Please be advised accordingly and send the attendance card to me by mail so that I would be able to attend the meeting on time.
2. This notice is hereby sent to you for the foregoing.

Coupon for Souvenir of the International Bank of Taipei 2005 Extraordinary shareholders' meeting (This coupon will become invalid if severed from this notice.)	
Account Name	
Account Name	
The souvenir will be delivered upon the presentation of the entire executed meeting notice. [Detailed information regarding the distribution of souvenir is omitted.]	
	Signature or Seal

Account No.		Number of Shares	
Account Name			
Address			

(Signature or Seal)

[Logo of Post Office and relevant legends for mailing (omitted)]

To: Shareholder Mr./Ms______________

Account No.:

(Enclosed is the notice of the Extraordinary Shareholders' Meeting, please read it immediately.)

From: the International Bank of Taipei, Co. Ltd.

Address: Floor 1, No. 36, Nanking E. Road, Section 1, Taipei City

Telephone No.: (02) 25063333#800 Stock Affairs Desk

Section 3

Fairness Opinion regarding the Share Exchange Ratio

Attached hereto

Share Swap Agreement

Attached hereto

[Legends for mailing (omitted)]
To: the International Bank of Taipei, Co. Ltd.
Address: Floor 1, No. 36, Section 1, Nanking E. Road, Taipei City

From: ________________

Address: ____

Proxy		Mandating Party (shareholder)				No.
Form 1 ☐	Form 2 ☐	Account No.		Number of Shares		Signature or Seal
To: The International Bank of Taipei, Co. Ltd.	To: The International Bank of Taipei, Co. Ltd.	Name				
Date of Authorization:	Date of Authorization:					
1. I hereby mandate Mr./Ms_________	1. I hereby mandate Mr./Ms_________ (the mandating party shall fill in the name of the					
(the mandating party shall fill in the name of	agent in person rather than by chop affixing) as	Solicitor				Signature or Seal
the agent in person	my agent to attend the extraordinary meeting	Account No.				
rather than by chop	of shareholders to be held by the Company on					
affixing) as my agent to	26 August 2005 and exercise the shareholder's	Name				
attend the extraordinary	right and express relevant opinion on my	Proxy Agent				Signature or Seal
shareholders' meeting to	behalf as instructed in respect of the following	Account No.				
be held by the Company	matters:	Name				
	(1) Discussion Matter:	ID No. or Uniform No.				
	1) A Shares Swap Agreement under which					

on 26 August 2005 and exercise relevant rights of a shareholder (including the right to deal with extempore matters) on my behalf. 2. Please send the attendance certificate (or attendance card) to the agent by mail. If the meeting is postponed, this proxy shall remain valid (to the extent of the same extraordinary shareholders' meeting).	the Company will combine with the SinoPac Financial Holding Company Limited through shares swap in accordance with Article 26 of the Financial Holding Company Act is hereby respectfully submitted to the meeting for discussion. ☐ 1. agree ☐ 2. object ☐ 3. waive (2) Extempore Motion 2. If no instruction for the above matters is expressed by the shareholder by marking relevant option, it shall be deemed that the shareholder has agreed to such matters. 3. The agent is fully authorized to deal with extempore matters in the meeting. 4. Please send the attendance certificate (or attendance card) to the agent by mail. If the meeting is postponed, this proxy shall remain valid (to the extent of the same extraordinary shareholders' meeting).	Address:

Notice of Meeting

To: the Shareholder

1. The 2005 Extraordinary Shareholders' Meeting (the "Meeting") of the Company will be held at Floor 13 (the auditorium), No. 36, Section 1, Nanking E. Road, Taipei City on Friday, 26 August 2005 at 9:00 a.m.. The agenda for the Meeting is as follows:
   (1) Discussion Matter:
      1) A Shares Swap Agreement under which the Company will combine with the SinoPac Financial Holding Company Limited through a share swap in accordance with Article 26 of the Financial Holding Company Act is hereby respectfully submitted to the meeting for discussion.
   (2) Extempore Motion

2. Pursuant to Article 165 of the ROC Company Law, the registration of the transfer of shares on the shareholders' roster of the Company shall be suspended from 28 July 2005 to 26 August 2005.
3. In addition to a public notice, we hereby inform you of the Meeting by sending this notice to you together with one copy of the Notice of Attendance and one copy of the Proxy. Please be advised and attend the Meeting accordingly.
※4. If there is any shareholder who wishes to solicit proxies from other shareholders, the Company will compile a statistical statement of such solicitation and then publish such statement in the website of Securities and Futures Institute on 10 August 2005. Shareholders who wishes to obtain such information may visit the website http://free.sfi.org.tw and use its "Proxy Information Free Search System (委託書公告相關資料免費查詢系統)" by clicking "Search for Proxy Information (委託書開會資料由此進入)" and then entering relevant search conditions.
5. [Information of souvenir (omitted)]
6. [Information of souvenir (omitted)]
7. [Information of souvenir (omitted)]
8. Please be advised and act accordingly.

The Board of Directors of the International Bank of Taipei, Co. Ltd. [chop]

Information for the Use of Proxy

1. The use of proxy shall be conducted in accordance with the Regulation Governing the Use of Proxies for Attendance at Shareholder Meetings of Public Companies and Article 177 of the ROC Company Law.
2. Proxy forms to be used shall be limited to those printed and issued by the Company. If a shareholder attends the Meeting in person, he is not permitted to mandate an agent to exercise part of his shareholder's right. If a shareholder executes both the Notice of Attendance and the proxy, it shall be deemed that such shareholder decides to attend the Meeting in person, provided that if the proxy has been delivered to the solicitor or agent, it shall be deemed that the shareholder decides to mandate the agent to attend the Meeting on his/her behalf. If a shareholder executes the both forms of the proxy provided by the Company, the proxy in the Form 1 shall prevail.
3. Before accepting any solicitation for proxy, a shareholder shall request he solicitor to provide relevant written and advertising materials or make reference to such materials

compiled by the Company so that the shareholder can fully understand the background of the solicitor and the candidate supported by such solicitor and the opinion of the solicitor regarding relevant matters to be discussed in the Meeting.

4. To mandate an agent, the mandating party shall execute the Proxy and fill in the account number, name, ID number and address of the solicitor or agent in person.
5. Unless the solicitor has set forth in relevant written and advertising materials that the purpose of solicitation is for the removal of a director or supervisor, the solicited proxies shall not be used to propose or vote for relevant matter.
6. An agent of non-solicited proxies shall not accept the mandate of more than 30 persons. The shares represented by an agent accepting the mandate of more than 3 shareholders shall, in addition to not being more than 4 times the number of shares held by the agent, also not exceed 3 percent of the total number of issued shares of the Company.
7. If a shareholder would like to revoke the proxy, he/she shall, no later than 3 days prior to the Meeting, retrieve the proxy and notify the solicitor (agent) and the Company in writing; the solicitor (agent) shall compile a statistical statement of such revoked proxies and send such statement to the Stock Affairs Desk of the Company before the Meeting.
8. The Proxy shall be sent to the Stock Affairs Desk of the Company no later than 5 days prior to the Meeting.

International Bank of Taipei

Fairness Opinion of the Proposed Share Exchange Ratio

The International Bank of Taipei (IBT), to actively expand its business scope and in tune with the current trend of growth and globalization of financial institutions, is proposing an exchange of shares with SinoPac Holdings (SinoPac). Under the proposal, IBT will become a subsidiary of SinoPac following the share exchange. After lengthy and thorough evaluation, IBT projects that the share exchange will prompt rapid growth of its banking business and allow it to sell the financial products of SinoPac's various subsidiaries, thus enabling it to provide more comprehensive financial services. IBT retained professional consultants to perform due diligence on SinoPac and assess the value of both companies, and used the valuation results as basis for negotiating the share exchange ratio. KPMG hereby offers advice on the appropriateness of the final negotiated share exchange ratio. In reviewing the appropriateness of the IBT – SinoPac share exchange ratio, and to determine whether such ratio falls within the reasonable value range, KPMG applied methods commonly recognized in business mergers: the market value method, market comparison method, and adjusted book net asset value method.

I. Ratio and Basis of the Proposed Share Exchange

There are many methods to evaluate share exchange ratios. In practice, the parties consider the reasonable value range (derived from mutually acceptable evaluation methods) in conjunction with other key factors, such as the parties' management value, projected performance of merger, and transaction fairness. The parties also embark on thorough discussions and assessments before establishing the share exchange ratio.

In the present case, the final negotiated share exchange ratio is one share of IBT common stock for 1.42 shares of SinoPac common stock prior to distributing dividends (1:1.42), and 1 share of IBT stock for every 1.36 shares of SinoPac stock

after distributing dividends (1:1.36). This ratio is derived from the valuation results reported by the professional financial consultants, fully taking into account factors such as the evaluation methods, management value and projected performance of merger.

II. Compilation of the methods applied by KPMG in computing the value of the companies and the share exchange ratio range:

Unit: NTD/Share

Company / Item		A. Market value method	B. Market Comparison Method	C. Adjusted book net asset value method
		Stock Value Range	Stock Value Range	Stock Value Range
IBT		22.57 NTD ~23.25 NTD	12.58 NTD ~17.33 NTD	16.28 NTD
SinoPac		16.12 NTD ~17.64 NTD	8.60 NTD ~11.87 NTD	12.45 NTD
Estimated Share Exchange Ratio Range	Number of SinoPac shares to be allotted for 1 share of IBT stock (before distributing dividends)	1 share	1 share	1 share
		1.40 shares ~1.32 shares	1.46 shares	1.31 shares
	After distributing dividends	1.34 shares ~1.26 shares	1.40 shares	1.25 shares

In summary, the above three methods used to assess the appropriateness of the proposed share exchange ratio are all commonly accepted estimation methods. The share exchange ratio negotiated by IBT and SinoPac falls within the value range estimated using the above three methods. Upon review of the public information pertaining to IBT and SinoPac, and considering the results of the above three estimations, KPMG is of the opinion that the negotiated stock exchange ratio, as based on the results of the due diligence and evaluations performed by professional financial consultants, is appropriate.

This report is issued for the sole purpose of advising IBT on the appropriateness of the proposed share exchange ratio with SinoPac, and may not be applied to any other use.

KPMG Certified Public Accountant,

June 30, 2005

SHARE SWAP AGREEMENT

(Translation)

THIS SHARE SWAP AGREEMENT (the "**Agreement**") is entered into by and between SinoPac Financial Holdings Company Limited (the "**SinoPac**") and International Bank of Taipei Co., Ltd. (the "**IBT**") on the 30th day of June 2005.

WITNESSETH

WHEREAS, SinoPac wishes to, pursuant to the terms and conditions set forth in the Agreement, enter into the share swap with IBT, whereby all issued and outstanding common shares of IBT will be transferred to SinoPac in exchange for new shares of SinoPac to the shareholders of IBT (the "**Share Swap**"). After the completion of the Share Swap, IBT will become a wholly owned subsidiary of SinoPac.

NOW, THEREFORE, in consideration of the mutual promises contained herein, the Parties hereby agree as follows:

Article 1 - Share Swap

1.1 On the date of execution of the Agreement, the authorized capital of SinoPac is NT$100 billion divided into 10 billion common shares with par value of NT$10 per share, and the paid-in capital of SinoPac is NT$42,666,958,050 divided into 4,266,695,805 common shares (including treasury shares of 136,214,240 shares, among which 116,565,240 shares have been reduced by a resolution of board of directors) with par value of NT$10 per share. The authorized capital of IBT is NT$30 billion divided into 3 billion commons shares with par value of NT$10 per share, and the paid-in capital of NT$2,223,311,030, divided into 222,331,103 common shares with par value of NT$10 per share.

The Parties agree to, on the Share Swap Effective Date (as defined in Article 1.2 hereof), enter into the Share Swap in accordance with the share swap ratio as set forth in Article 2 ("**Share Swap Ratio**") subject to the adjustment as set forth in Articles 3 and 9 hereof, whereby SinoPac shall issue new shares with par value of NT$10 per share (the "**New Shares**") to all of the shareholders of IBT (the "**IBT Shareholders**") in exchange for all of the issued and outstanding shares of IBT. After the completion of the Share Swap, IBT will become a wholly owned subsidiary of SinoPac in accordance with the Financial Holding Company Law (the "**FHC Law**"). The actual amount of the New Shares to be issued by SinoPac shall

be determined in accordance with the Share Swap Ratio as set forth in Article 2 hereof subject to the adjustment as set for the in Articles 3 and 9 hereof.

1.2 If the conditions precedent as set forth in Article 8 have been fulfilled or waived, the Share Swap shall be consummated on the Share Swap Effective Date which is determined by the board of directors of the Parties in accordance with the laws and Article 4.2 hereof. On the Share Swap Effective Date, SinoPac shall duly and validly issue the New Shares to the IBT Shareholders.

Article 2 - Share Swap Ratio and Amendment of Articles of Incorporation

2.1 The Parties agree that, after obtaining the approvals of the relevant competent authorities, unless otherwise provided in the Agreement, 1 common share of IBT shall be in exchange for 1.42 common shares of SinoPac on the Share Swap Effective Date, if the cash dividend of NT$0.9 per share for the year of 2004 is not taken into account. However, after taking into account of the distribution of such cash dividends (ex-dividend date being June 30, 2005), 1 common share of IBT shall be in exchange for 1.36 common share of SinoPac on the Share Swap Effective Date (See the Attachment 1 for the adjustment formula).

2.2 Any fraction of SinoPac's common shares as a result of the Share Swap Ratio as set forth in Article 2.1 shall be distributed to the IBT Shareholders in the form of cash pursuant to the total par values of the New Shares on a pro-rata basis (round up to nearest NT$), and the chairman of SinoPac shall be authorized to discuss with specific persons to subscribe for such fraction of shares based on the its par value.

2.3 The Share Swap Ratio as set forth in Article 2.1 above and the number of the New Shares to be issued by SinoPac shall be subject to the adjustment in accordance with Articles 3 and 9 hereof.

2.4 The holders of the US$180,000,000 Euro Convertible Bonds issued by IBT on December 22, 2004 may, after IBT obtains the approvals of relevant competent authorities and the consent of such holders pursuant to the terms of such bonds (if applicable), request SinoPac to convert the bonds into the shares of SinoPac in accordance with the terms of such bonds and/or the Share Swap Ratio set forth in Articles 2.1 and 2.3 above, without being approved in the shareholders meeting of the Parties.

2.5 With respect to the Share Swap, the Articles of Incorporation of SinoPac shall be amended, which is required to be approved by the competent authorities, as follows:

2.5.1 The English name of SinoPac as set forth in Article 2 of the Articles of Incorporation of SinoPac shall remain to be "SINOPAC FINANCIAL HOLDINGS COMPANY LIMITED"; while the Chinese name of SinoPac shall be revised subject to IBT's recommendation and the consents of the Parties.

2.5.2 Article 17 of the Article of Incorporation of SinoPac shall be amended as "The Company shall have 9 to 13 directors and 3 to 4 supervisors. The actual seats of the directors and supervisors shall be determined by the boards of directors of the Company, and the director and the supervisors shall be duly elected from the individuals with full capacity in the shareholders meeting."

2.5.3 Article 20 of the Article of Incorporation of SinoPac shall be amended as "The Company shall have 3 to 4 managing directors, which shall be elected among the directors of the Company. The managing directors shall, among themselves, elect one chairman."

2.5.4 The proviso of Paragraph I, Article 22 of the Articles of Incorporation of SinoPac shall be deleted.

Article 3 - Adjustment of Share Swap Ratio

3.1 Prior to the Share Swap Effective Date, unless otherwise provided in this Agreement, the boards of directors of the Parties shall agree as soon as possible on the adjustment of the Share Swap Ratio in case that any of the following circumstances occur, and further make such adjustment within 10 business days of the relevant event becoming confirmable, or at another time agreed upon between the Parties, without being required to convene the shareholders meetings for resolution (provided, however, that if any of such events occurs before either Party convenes the shareholders meeting pursuant to Article 4.1, the event shall be reported in the said shareholders meeting, along with any agreement reached between the boards of directors of the Parties pursuant to Article 3.1 on the adjustment to Share Swap Ratio). The Parties will be deemed to agree to terminate this Agreement in the absence of an agreement to the adjustment of the Share Swap Ratio between them within the prescribed period above.

3.1.1 Material Changes of Financial and Business Conditions

The Share Swap Ratio shall be adjusted in accordance with the formula described in Attachment 2 without being approved by the boards of directors of the Parties, if either Party undergoes any material change of the financial or business condition resulting in the deduction of its Net Worth (as defined

below) by NT$1 billion or more (the "**Material Adverse Change**").

If a Party reasonably believes the other party has a Material Adverse Change, it may request the other Party to deliver its financial statements duly audited and certified by a CPA after the change occurs, in order to determine whether such change exists.

For the purposes of this Agreement, the term "Net Worth" means the shareholders' equity described in financial statements prepared pursuant to the generally accepted accounting principles of the Republic of China. Any reduction of the Net Worth is calculated by comparing the audited financial statements after a Material Adverse Change occurs with the semi-annual financial statements as of June 30, 2005 duly audited by a CPA. If a Party claims the occurrence of a Material Adverse Change pursuant to the preceding paragraph, the Party being claimed against shall retain the certified CPA who has audited its latest financial statements (or other CPA approved by the claiming Party) to conduct a special audit in accordance with the generally accepted accounting principles and applicable laws of the Republic of China. The Party, which reasonably believes that the other Party has suffered a Material Adverse Change, may further seek the permission of the other Party to have an independent CPA conduct a special audit in accordance with the generally accepted accounting principles of the Republic of China. All costs and expensed arising out of the special audit shall be for the account of the Party requesting the aforesaid audit, or of the Party suffering a Material Adverse Change if the audit result confirms such change.

3.1.2 Requirements of Competent Authorities

The Share Swap Ratio shall be adjusted upon the express instruction of the competent authorities on the adjustment of the Share Swap Ratio, or to ensure to obtain the approvals from the competent authorities for the Share Swap.

For the purposes of this Agreement, the competent authorities include, without limitation, the Financial Supervisory Commission, Executive Yuan, and its subordinate Bureau of Monetary Affairs and Securities and Futures Bureau (collectively, the "**FSC**"), Fair Trade Commission (the "**FTC**"), Department of Commerce, Ministry of Economic Affairs, Taiwan Stock Exchange Corporation (the "**TSE**"), other relevant domestic and overseas governmental agencies, and institutions and/or associations designated to

exercise authorities;

3.1.3 The Share Swap Ratio shall be adjusted in accordance with the formula described in Attachment 1 (the adjustment formula of the Share Swap Ratio as a result of the cash dividend of NT$0.9 per share for the year of 2004 distributed by IBT) and Attachment 2 without being approved by the boards of directors of the Parties, if the record date of the stock dividends, cash dividends or employees' bonuses in the form of shares of either Parties occurs during the period from June 30, 2005 to the 16th business day (both inclusive) prior to the Share Swap Effective Date.

3.1.4 Unless otherwise announced prior the execution of the Agreement, the Share Swap Ratio shall be adjusted if the shares issued by either Party are subject to split, combination, change of type, or other similar circumstance, and the relevant effective dates thereof fall during the period from June 30, 2005 to the 16th business day (both inclusive) prior to the Share Swap Effective Date.

3.1.5 The Share Swap Ratio shall be adjusted in accordance with the formula described in Attachment 2 without being approved by the boards of directors of the Parties, if either Party (1) proceeds with capital increase for cash during the period from June 30, 2005 to the 16th business day (both inclusive) prior to the Share Swap Effective Date; (2) issues any securities (including, without limitation, convertible bonds, corporate bonds with warrants, preferred shares with warrants, stock option, depository receipts, call/put warrants, or any other securities or rights or rights of the equity nature of the Party issuing such securities or rights, other than the shares issued upon the exercise of the conversion right of the Euro Convertible Bonds issued by IBT on December 22, 2004), buy back treasury stock or other circumstances which may impact the cash flow, shareholders' equity, financial structure or the number of total issued shares during the period from June 30, 2005 to the 21st business day prior to the Share Swap Effective Date, or to the earlier of November 30, 2005 and 21st business day (inclusive) prior to the Share Swap Effective Date in case of issuance of shares upon exercise of employee stock option.

3.1.6 Where there is a significant disaster, material change of business or any other circumstances which have material adverse impact on the shareholders' equity or the price of the securities.

3.1.7 Where either Party otherwise commits an act which has material adverse effect on the finance or business of the company (including, without

limitation, disposal of the significant assets of the company).

3.1.8 Where the adjustment of the Share Swap Ratio may be agreed upon by the boards of directors of the Parties in accordance with the applicable laws.

3.2 The provisions of Article 3.1 above shall not be interpreted as that either Party hereunder may breach this Agreement to engage in the activities as set forth in Article 3.1. If there is more than one adjustment of the Share Swap Ratio arising from the requirements as set forth in Article 3.1, for the purpose of this Agreement, the adjustment of the Share Swap Ratio in Article 3.1 shall refer to the latest adjustment.

3.3 In case of the adjustment of the Share Swap Ratio as set forth in Article 3.1 hereunder, the Parties shall apply for the necessary approvals with the relevant competent authorities within two business days after the adjustment of the Share Swap Ratio.

3.4 Except for the adjustment of the Share Swap Ratio pursuant to Article 3 and/or Article 9 hereof, it is agreed that the Share Swap Ratio shall not be amended.

Article 4 - Anticipated Timeline

4.1 Except as otherwise agreed upon by the Parties, the Parties shall convene shareholders meeting on August 26, 2005 respectively (the "**Shareholders' Meeting Date**"), or other date designated by their respective boards of directors (no later than September 30, 2005) to approve the Share Swap and the Agreement. If the Shareholders' Meeting Date is necessary to be amended as a result of the occurrence of a force majeure event as set forth in Article 12.12, the Shareholders' Meeting Date shall be no later than 50 days after the end of such force majeure event.

4.2 Within 10 days after obtaining or completing all approvals, licenses, consents or proceedings that are required to consummate the Share Swap, the Share Swap Effective Date shall be determined by the boards of directors of the Parties. In case of any failure to determine the Share Swap Effective Date within the prescribed period, the 15th business day after obtaining or completing all approvals, licenses, consents or proceedings shall be the Share Swap Effective Date.

Article 5 - Representations and Warranties of SinoPac

SinoPac represents and warrants, on the execution date of this Agreement and the Share

Swap Effective Date, the following:

5.1 Incorporation and Existence. SinoPac is a financial holding company duly incorporated and existing under the law of the Republic of China and has all necessary capacity and authority to undertake business activities and own properties. SinoPac, its Subsidiaries (as defined in the FHC Law) and its Affiliates (which refer to the domestic and foreign enterprises in which SinoPac directly or indirectly holds or invests in more than 50% of the issued shares or capital, or SinoPac directly or indirectly controls the personnel, finance or business operation) have obtained all permits, approvals and licenses necessary to undertake the business activities for operation of the business. Neither SinoPac nor any of its Subsidiaries or Affiliates has been dissolved or liquidated by a valid resolution (unless the dissolution or liquidation is made in accordance with the letter of the FSC, Jin-Guan-Yin-(VI)-Zi No. 0938011737 dated October 28, 2004), voluntary bankruptcy, settlement or reorganization, or dissolution, settlement, reorganization or adjudication of bankruptcy by court ruling or order or in accordance with applicable law, or is subject to the sanction as provided in Paragraph 1, Article 54 of the FHC Law or Paragraph 1, Article 62 of the Banking Law.

5.2 Shares. The issued shares of SinoPac are legally authorized and issued and fully paid.

5.3 Legality and Validity of this Agreement. (i) the execution, delivery and performance of this Agreement has not, does not, and will not violate or violated any (a) current laws and regulations of the Republic of China, (b) judgments, orders or decisions by court or competent authorities, (c) the Articles of Incorporation or resolutions in the shareholders meeting of SinoPac, or (d) contract, agreement, representation, warrant, guarantee, undertaking, arrangement or other obligation binding to SinoPac, and (ii) this Agreement is a valid agreement authorized, executed and delivered by law and constitutes the obligation of SinoPac that is legal, valid and enforceable.

5.4 Approvals and Licenses. For the purpose of the Share Swap, no authorization, approval, license or consent is required for SinoPac's execution and performance of this Agreement except for the approvals by the board of directors and shareholders' meeting, and permits or approvals by the FSC, the FTC (if applicable), the TSE, and the Ministry of Economic Affairs.

5.5 Financial Statement. The financial statement for the year of 2004 reviewed and audited by a CPA and the financial statement for the period from January 1 to

March 31, 2005 reviewed by a CPA of SinoPac, its Subsidiary and its Affiliates are prepared in accordance with the general accepted accounting principle of the Republic of China, in which all material matters relating to the finance and operation of SinoPac, its Subsidiaries and its Affiliates during the prescribed periods and as of the date of the financial statements have been duly and fairly disclosed. The information contained in the aforesaid financial statements and other financial documents are all accurate and true, and do not have any false, concealing or misleading statement. Except for those disclosed in writing to IBT, as of the date of these financial statements, neither SinoPac nor any of its Subsidiaries or Affiliates has any material liabilities (regardless of direct, indirect or contingent) which are not disclosed in the aforesaid financial statements or the footnotes therein.

5.6 No Material Adverse Change. Commencing from March 31, 2005, the operation of SinoPac, its Subsidiaries and its Affiliates (a) maintains the normal business operation, and (b) does not breach any law or regulation, court adjudication, order or decision by competent authorities, Articles of Incorporation, or other regulations relating to internal audit, control and corporate governance, thereby causing a material adverse change in the business, finance, property, operation or shareholders' equity.

5.7 No Additional Material Liabilities. Commencing from March 31, 2005, except for those disclosed in writing to IBT or those arising from or in connection with the ordinary business operation, neither SinoPac nor any of its Subsidiaries or Affiliates has any additional liabilities, obligations, burden, or contingent liabilities, thereby causing a material adverse change in the business, finance, property, operation or shareholders' equity.

5.8 Litigation. No litigation, arbitration, disputes or administrative disputes, legal proceedings, investigations in connection with partial or entire properties, assets or business operations of SinoPac, its Subsidiaries and its Affiliates, are pending or (to the knowledge of SinoPac) likely to take place, and therefore may have material adverse impacts on the business, finances, properties, operations or shareholders' equity of SinoPac, its Subsidiaries and its Affiliates.

5.9 Accuracy of Information. All documents and information provided to IBT by SinoPac, its Subsidiaries and its Affiliates are true, accurate, complete and most updated, containing no misrepresentation, omission, inaccuracy or concealment without any material changes after the provision thereof.

5.10 Independent Judgment. Prior to the execution of this Agreement, SinoPac has completed all necessary and independent investigation and analysis, and the execution of the Agreement is only based on the results of such independent investigation and analysis, terms and conditions contained herein, and the representations and warranties of IBT set forth in Article 6 hereof.

5.11 No Breach of Contract. None of SinoPac, its Subsidiaries and its Affiliates is in breach of any indenture, mortgage, trust deed, loan agreement or other agreement, to which they are a party, by which it is bound, or under which its properties are involved; provided, however, it is not deemed as the breach of such contracts if such breach does not have any material adverse impact on the operations, business, or other conditions of SinoPac, its Subsidiaries and its Affiliates and the performance of the Agreement by SinoPac, its Subsidiaries and its Affiliates.

5.12 Filing and Payment of Taxes. Except for items disclosed which are pending for the settlement, SinoPac, its Subsidiaries and its Affiliates have filed and paid all of the taxes within the periods prescribed by the law, and do not have any delay, omission or evasion of any taxes or any circumstances which are in violation of the provisions, order or letters of the tax laws.

5.13 Assets and Liabilities. Assets and liabilities required by operations of SinoPac, its Subsidiaries and its Affiliates have been specified in their financial statements provided to IBT, and SinoPac, its Subsidiaries and its Affiliates have legitimate rights of ownership and usage or other rights over the foregoing assets. Except for those as specified in the foregoing financial statements, the usage, profit and disposal of the assets are not subject to any limitation or restriction, excluding the limitation or restriction which does not have any material adverse impact on the operations, business, or other conditions of SinoPac, its Subsidiaries and its Affiliates.

5.14 Contracts and Undertaking. Any contracts, agreements, representations, warranties, guarantees, promises or other obligations, burdens or any constraints or other detriments (excluding those which do not have any material adverse impacts on the operations, business, or other conditions of SinoPac, its Subsidiaries and its Affiliates and do not prevent the performance of this Agreement by SinoPac, its Subsidiaries and its Affiliates) executed, agreed or promised by SinoPac, its Subsidiaries and its Affiliates have been provided or notified to IBT which contain no misrepresentation, concealment or inaccuracy.

5.15 Labor Disputes. Except for the financial statements reviewed and audited by a

CPA and the footnotes thereof, or information otherwise disclosed, or other circumstances that do not have any material adverse impacts on the operations, business, or other conditions of SinoPac, its Subsidiaries and its Affiliates and do not prevent the performance of the Agreement by SinoPac, its Subsidiaries and its Affiliates, SinoPac, its Subsidiaries and its Affiliates are not involved in any labor disputes, material violations of labor laws and regulations, sanctions imposed by any labor authority and any strikes, sabotage, or negotiations of SinoPac, its Subsidiaries and its Affiliates. Neither SinoPac nor any of its Subsidiaries or Affiliates has executed any group contracts or entered into any negotiation with the labor union, or is obligated to execute any group contracts or agreements with the labor union. Unless otherwise provided in this Agreement, the performance of the terms and conditions contained herein shall not impose increased burden upon SinoPac nor its Subsidiaries in respect of the welfare of the employees of SinoPacor of its Subsidiaries.

5.16 Irregular Transactions of Related Parties. Neither SinoPac nor any of its Subsidiaries or Affiliates has engaged in any irregular transactions with any of their incumbent or former directors, managers, managerial personnel, shareholders and any other party.

5.17 Derivatives. Any derivatives held by or transactions of derivatives having been performed or being performed by SinoPac, its Subsidiaries and its Affiliates are in compliance with the relevant laws and regulations and their internal bylaws.

5.18 Conflict of this Agreement. Neither SinoPac nor any of its Subsidiaries or Affiliates has been engaged in any acts or omission, which are reasonably anticipated to result in: (i) the incorrectness or inaccuracy of the representations and warranties as set forth in the preceding paragraphs of this Article 5; (ii) the change of the business nature, and (iii) the failure of the conditions precedent set forth in Article 8 hereof.

5.19 Others. Neither SinoPac nor any of its Subsidiaries or Affiliates has been involved in any other material misrepresentation, violation of laws, loss of credibility or other significant circumstances which affect the continuation of the business operations or shareholders interests.

Article 6 - Representations and Warranties of IBT

IBT represents and warrants, on the execution date of this Agreement and the Share Swap Effective Date, the following:

6.1 Incorporation and Existence. IBT is a bank duly incorporated and existing under the law of the Republic of China and has all necessary capacity and authority to undertake business activities and own properties. IBT and its Subsidiaries (which refer to Taipei Life Insurance Agency Co., Ltd. and Taipei Non-Life Insurance Agency Co., Ltd.) have obtained all permits, approvals and licenses necessary to undertake the business activities for operation of the business. Neither IBT nor any of its Subsidiaries has been dissolved or liquidated by a valid resolution, petitioned for bankruptcy, settlement or reorganization, permitted for dissolution, settlement, reorganization or adjudication of bankruptcy by court ruling or order or in accordance with applicable law, or is subject to the disposition as provided in Paragraph 1, Article 62 of the Banking Law.

6.2 Shares. The issued shares of IBT are legally authorized, issued and fully paid.

6.3 Legality and Validity of the Agreement. (i) the execution, delivery and performance of the Agreement has not, does not, and will not violate or violated any (a) current laws and regulations of the Republic of China, (b) judgments, orders or decisions by court or competent authorities, (c) the Articles of Incorporation or resolutions in the shareholders meeting of IBT, or (d) contract, agreement, representation, warrant, guarantee, undertaking, arrangement or other obligation binding to IBT, and (ii) the Agreement is a valid agreement authorized, executed and delivered by law and constitutes the obligation of IBT that is legal, valid and enforceable.

6.4 Approvals and Licenses. For the purpose of the Share Swap, no authorization, approval, license or consent is required for IBT's execution and performance of the Agreement except for the approvals by the board of directors and shareholders' meeting, and permits or approvals by the FSC, the FTC (if applicable), TSE, and the Ministry of Economic Affairs.

6.5 Financial Statement. The financial statement for the year of 2004 reviewed and audited by a CPA and the financial statement for the period from January 1 to March 31, 2005 reviewed by a CPA of IBT and its Subsidiary are prepared in accordance with the general accepted accounting principle of the Republic of China, in which all material matters relating to the finance and operation of IBT and its Subsidiaries during the prescribed periods and as of the date of the financial statements have been duly and fairly disclosed. The information contained in the aforesaid financial statements and other financial documents are all accurate and true, and do not have any false, concealing or misleading statement. Except for those disclosed in writing to SinoPac, as of the date of these financial statements,

neither IBT nor any of its Subsidiaries has any material liabilities (regardless of direct, indirect or contingent) which are not disclosed in the aforesaid financial statements or the footnotes therein.

6.6 No Material Adverse Change. Commencing from March 31, 2005, the operation of IBT and its Subsidiaries (a) maintains the normal business operation, and (b) does not breach any law or regulation, court adjudication, order or decision by competent authorities, Articles of Incorporation, or other regulations relating to internal audit, control and corporate governance, thereby causing a material adverse change in the business, finance, property, operation or shareholders' equity.

6.7 No Additional Material Liabilities. Commencing from March 31, 2005, except for those disclosed in writing to SinoPac or those arising from or in connection with the ordinary business operation, neither IBT nor any of its Subsidiaries has any additional liabilities, obligations, burden, or contingent liabilities, thereby causing a material adverse change in the business, finance, property, operation or shareholders' equity.

6.8 Litigation. No litigation, arbitration, disputes or administrative disputes, legal proceedings, investigations in connection with partial or entire properties, assets or business operations of IBT and its Subsidiaries, are in process or (to the knowledge of IBT) likely to take place, and therefore may have material adverse impacts on the business, finances, properties, operations or shareholders' equity of IBT and its Subsidiaries.

6.9 Accuracy of Information. All documents and information provided to SinoPac by IBT and its Subsidiaries are true, accurate, complete and most updated, containing no misrepresentation, omission, inaccuracy or concealment without any material changes after the provision thereof.

6.10 Independent Judgment. Prior to the execution of this Agreement, IBT has completed all necessary and independent investigation and analysis, and the execution of this Agreement is only based on the results of such independent investigation and analysis, terms and conditions contained herein, and the representations and warranties of SinoPac set forth in Article 5 hereof.

6.11 No Breach of Contract. None of IBT and its Subsidiaries is in breach of any indenture, mortgage, trust deed, loan agreement or other agreement, to which it is a party, by which it is bound, or under which its properties are involved; provided,

however, it is not deemed as the breach of such contracts if such breach does not have any material adverse impact on the operations, business, or other conditions of IBT and the performance of the Agreement by IBT.

6.12 Filing and Payment of Taxes. Except for items disclosed which are pending for the settlement, IBT and its Subsidiaries have filed and paid all of the taxes within the periods prescribed by the law, and do not have any delay, omission or evasion of any taxes or any circumstances which are in violation of the provisions, order or letters of the tax laws.

6.13 Assets and Liabilities. Assets and liabilities required by operations of IBT and its Subsidiaries have been specified in their financial statements provided to SinoPac, and IBT and its Subsidiaries have legitimate rights of ownership and usage or other rights over the foregoing assets. Except for those as specified in the foregoing financial statements, the usage, profit and disposal of the assets are not subject to any limitation or restriction, excluding the limitation or restriction which does not have any material adverse impact on the operations, business, or other conditions of IBT.

6.14 Contracts and Undertaking. Any contracts, agreements, representations, warranties, guarantees, promises or other obligations, burdens or any constraints or other detriments (excluding those which do not have any material adverse impacts on the operations, business, or other conditions of IBT and its Subsidiaries and do not prevent the performance of this Agreement by IBT and its Subsidiaries) executed, agreed or promised by IBT and its Subsidiaries have been provided or notified to SinoPac which contain no misrepresentation, concealment or inaccuracy.

6.15 Labor Disputes. Except for the financial statements reviewed and audited by a CPA and the footnotes thereof, or information otherwise disclosed, or other circumstances that do not have any material adverse impacts on the operations, business, or other conditions of IBT and its Subsidiaries and do not prevent the performance of this Agreement by IBT and its Subsidiaries, IBT and its Subsidiaries are not involved in any labor disputes, material violations of labor laws and regulations, sanctions imposed by any labor authority and any strikes, sabotage, or negotiations of IBT and its Subsidiaries. Except for the employee placement plan and any other negotiation with the labor union provided in the "Guidelines Governing the Assurance of Employees' Rights upon the Incorporation of a Financial Holding Company, Merger or Share Swap by IBT" implemented by the approval of the board of directors of IBT on April 22, 2005,

neither IBT nor its Subsidiaries has executed any group contracts or entered into any negotiation with the labor union, or is obligated to execute any group contracts or agreements with the labor union. Unless otherwise provided in this Agreement, the performance of the terms and conditions contained herein shall not impose increased burden upon IBT nor its Subsidiaries in respect of the welfare of the employees of IBT and of its Subsidiaries.

6.16 Irregular Transactions of Related Parties. Neither IBT nor any of its Subsidiaries has engaged in any irregular transactions with any of their incumbent or former directors, managers, managerial personnel, shareholders and any other party.

6.17 Derivatives. Any derivatives held by or transactions of derivatives having been performed or being performed by IBT and its Subsidiaries are in compliance with the relevant laws and regulations and their internal bylaws.

6.18 Conflict of this Agreement. Neither IBT nor any of its Subsidiaries has been engaged in any acts or omission, which are reasonably anticipated to result in: (i) the incorrectness or inaccuracy of the representations and warranties as set forth in the preceding paragraphs of this Article 6; (ii) the change of the business nature, and (iii) the failure of the conditions precedent set forth in Article 8 hereof.

6.19 Others. Neither IBT nor its Subsidiaries has been involved in any other material misrepresentation, violation of laws, loss of credibility or other significant circumstances which affect the continuation of the business operations or shareholders interests.

Article 7 - Covenants

7.1 The Parties agree that during the period from the execution of this Agreement to the Share Swap Effective Date (including the Share Swap Effective Date), without obtaining prior written consents of the chairman or the representative designated by the chairman of the other Party, neither SinoPac, its Subsidiaries and its Affiliates nor IBT and its Subsidiaries shall engage in any of the activities as follows:

7.1.1 Amendment to the Articles of Incorporation (except for the amendment made pursuant to Article 2.5 hereof).

7.1.2 Capital increase, issuance of new shares (except for the issuance of new shares as a result of the exercise of conversion rights of the outstanding convertible bonds or subscription rights of employees stock options), distribution of share dividends or employees' bonuses (regardless of in the form of cash, shares or any other form of

distribution of assets other than those having been announced prior to the execution of this Agreement), issuance of employees stock options, convertible bonds, convertible bonds with warrants, preferred shares with warrants, depositary receipts, stock options, call/put warrants, or any other equity securities of SinoPac, its Subsidiaries or Affiliates, IBT and its Subsidiaries or any derivatives transactions linked to the aforesaid securities. In avoidance of any doubts, the Parties hereby confirm that SinoPac may continue to proceed with its anticipated issuance of subordinated financial debentures in the principal amount of up to NT$12 billion or of equivalent currencies; however, the terms and conditions and the time of the issuance of such subordinated financial bonds shall be discussed with IBT prior to the issuance in order to prevent adverse effects on the Share Swap.

7.1.3 Acquisition or disposal (including, without limitation, the creation of security interest) of properties or assets with value more than NT$300 million, other than those as a result of the business operation or the acquisition of shares of IBT and SinoPac by either parties.

7.1.4 Except for the buy-back of shares from dissenting shareholders pursuant to Article 9, any buy-back of its issued shares or equity-linked securities directly or indirectly by itself, its subsidiaries or affiliates or any other third parties, capital decrease or any dissolution, liquidation, petition of reorganization, settlement or bankruptcy.

7.1.5 Execution of any contracts with other third parties regarding (i) the merger, share swap, asset transfer, strategic alliance, mandate of management, joint venture or investment in any companies or any profit-seeking institutions (excluding the joint venture or investment with the amount less than NT$100 million); (ii) the execution, amendment, termination of lease of all business operations or the mandate of management or regular joint operation with other parties; (iii) the transfer of all or substantial part of its business or assets to the third parties; (iv) acceptance of all or substantial part of the business or assets of the third parties; and (v) any contract, agreement, undertaking, letter of intent, memorandum with the third parties which has similar effects as sub-paragraphs (i) to (iv) above.

7.1.6 Any waiver or failure to exercise its valid rights or benefits, or entering into any settlement with the third parties regarding any dispute or litigation, or engaging in any acts which are unfavorable to itself or have material adverse effects on its operation or financial conditions.

7.1.7 Entering into or making any contract or undertakings which may have material

effects on it.

7.1.8 Any actions or omissions which are reasonably expected to result in (i) the incorrectness or inaccuracy of the representations and warranties as set forth in Articles 5 or 6 hereof, (ii) the change of the business nature, and (iii) the failure of the conditions precedent set forth in Article 8 hereof.

7.2 Either Party hereby undertakes to the other Party that during the period from the execution of this Agreement to the Share Swap Effective Date:

7.2.1 Either Party who announces information in respect of the Agreement or the Share Swap shall obtain prior written consent of the other Party; provided, however the announcement is made in accordance with the opinions of the legal counsel of such Party required by the applicable laws or the TSE. Notwithstanding the foregoing, the Parties shall endeavor to confirm the relevant information with the other Party prior to the announcement of such information.

7.2.2 Both Parties agree to continue their respective operation in compliance with the normal practice and the same standard and professional manner or the past practice, as well as to maintain good condition of its properties, including, without limitation, (i) the maintenance of the intact of its operation and organization (including those of its subsidiaries and affiliates), (ii) the maintenance of its relationship with the business partners (including the business partners of its subsidiaries and affiliates) and the effectiveness of the significant existing business contracts, and (iii) maintenance of the key managers to continue the service to the company. Both Parties agree to notify the other Party immediately after the occurrence of the Material Adverse Change as set forth in Article 3.1.1 hereof or any breach of representations, warranties or undertakings.

7.2.3 Either Party shall notify the other Party immediately after becomes aware of any existing or potential significant litigation, arbitration, non-litigation, administrative procedures, claims, investigation or procedures of which such Party is named a party thereto or to which such Party is the subject .

7.2.4 Except for the performance of its existing undertaking or agreement (but such undertaking or agreement shall be disclosed to the other Party prior to the execution of this Agreement in writing), either Party (including its subsidiaries and affiliates) shall not irregularly increase the payrolls, benefits or other interests of its employees (including the managers), or inappropriately increase the employment of the employees.

7.2.5 After the execution of this Agreement, the Parties shall proceed with relevant procedures pursuant to the FHC Law or relevant laws and regulations in good faith, including, without limitation, (i) within 20 days (including the 20th day) after the execution of the Agreement, the submission by SinoPac (with necessary assistance of IBT) of the application of merger with the FTC (if applicable), (ii) after the execution of the Agreement, the convention of respective shareholders meetings to approve the Share Swap, the Agreement and all required documents pursuant to Article 4.1 hereof, (iii) within 10 days (including the 10th day) after the date of shareholders meeting, the submission of the application of the Share Swap with the FSC, and (vi) within 1 business day after determining the Share Swap Effective Date, or within 1 business day after obtaining or completing all permissions, approvals, consents and procedures if the Share Swap Effective Date is not mutually determined by the board of directors of the Parties pursuant to Article 4.2 hereof, the submission of the application with the FSC and the TSE, including, without limitation, the issuance of New Shares by SinoPac, listing of the New Shares and the delisting of the shares of IBT. The aforementioned schedule may be shortened or extended as mutually determined by the board of directors of the Parties. After the execution of this Agreement, the Parties shall procure its overseas subsidiaries or branches to proceed and complete necessary application or report procedures required under the applicable laws of each jurisdiction.

7.3 Increase of Entities of the Share Swap

After the Share Swap is approved in the meetings of board of directors of the Parties and the public announcement is made, in case of any increase of entities of the Share Swap, all participating companies shall proceed with the procedures or legal actions which have been previously completed. The boards of directors of the Parties are authorized to handle any relevant issue of this Article 7.3 in accordance with applicable laws and regulations.

Article 8 – Conditions Precedent of the Share Swap

8.1 The Parties agree to the conditions precedent of the Share Swap as follows:

8.1.1 Both Parties have obtained all necessary consents and approvals in their respective shareholders meetings to effect the Share Swap and the Agreement.

8.1.2 All necessary prior approvals, consents or permissions of the FSC, the FTC (if applicable), the TSE and all other relevant domestic and foreign authorities to effect the Share Swap have been obtained.

8.1.3 Both Parties have performed their obligations hereunder and do not breach its representations, warranties or undertakings.

8.2 This Agreement is automatically terminated in case of any failure of the conditions precedent set forth in this Article 8.1 which is not waived by the other Party as of December 31, 2005.

8.3 In case of the failure of the Share Swap as a result of the expiry of the prescribed period set forth in Article 8.2, in addition to the compliance of Article 8.2, the Parties shall proceed in accordance with the applicable laws and regulations and its internal by-laws.

Article 9 – Repurchase of Share from Dissenting Shareholders

If any of the shareholders of either Party objects the Share Swap and requests for the repurchase of its shares pursuant to the applicable laws, such Party shall buy back the shares held by the dissenting shareholders, but the purchase price is subject to the closing price of the date of shareholders meeting and shall not be higher than the consideration of the Share Swap (other than the purchase price determined by the court). If the purchase price is higher than the consideration of the Share Swap, the Share Swap Ratio shall be adjusted accordingly without being approved by the boards of directors of the Parties. The shares purchased in accordance with this Article 9 shall be sold or cancelled pursuant to the applicable laws and regulations.

Article 10 - Defaults

10.1 In the event of any failure to perform or breach of any obligations, undertakings, representations or warrants hereunder, or the terms of the confidential agreement signed by the Parties on June 16, 2005, if such non-performance or breach may not be curable in nature, it constitutes the default of the Agreement upon such non-performance or breach or the execution of this Agreement. If the aforesaid non-performance or breach may be curable in nature, it constitutes the default of the Agreement if the defaulting Party fails to cure the non-performance or breach within 30 days after receiving the written notice of the non-defaulting Party (the "**Default Events**").

10.2 In case of any occurrence of the Default Events, in addition to the termination of the Agreement pursuant to Article 11.2, the non-defaulting Party may claim compensation against the defaulting Party. In case of the termination of the Agreement pursuant to Article 11.2, the non-defaulting Party may request NT$300 million as penalty against the defaulting Party.

Article 11 - Termination

In addition to the occurrence of automatic termination of the Agreement, either Party may terminate the Agreement upon the occurrence of any of the following events:

11.1 The termination of the Agreement by the Parties in writing.

11.2 In the event of any occurrence of Default Events, the non-defaulting Party terminates the Agreement by giving a written notice to the defaulting Party.

11.3 Either Party may terminate the Agreement by giving a written notice to the other Party if the Share Swap is prohibited or limited by the applicable laws or regulations, verdicts, orders or adjudications promulgated by the competent authorities which are confirmed not to be appealed and may not be corrected through the amendment of this Agreement.

11.4 Either Party may terminate the Agreement by giving a written notice if the event of force majeure as set forth in Article 12.12 lasts for more than three months.

Article 12 - Miscellaneous

12.1 Where the term of the directors and supervisors of IBT is not expired on the Share Swap Effective Date, SinoPac shall appoint the incumbent directors and supervisors of IBT to serve their offices until the expiry of their term. After the expiry of the aforementioned term, SinoPac shall appoint such incumbent directors and supervisors of IBT to serve for another one year as the directors and supervisors of IBT. Both Parties shall, for the best interest of the shareholders, conduct the merger between IBT andBank SinoPac Company Limited as soon as practicable.

12.2 The Agreement shall be governed and construed in accordance with the laws of the Republic of China. In case of any disputes arising from this Agreement, both Parties agree to resolve the dispute in an amicable negotiation. If no mutual agreement is reached to resolve such dispute within 30 days after either Party makes written request to resolve the dispute, the Parties agree to resort to arbitration. The aforesaid arbitration shall be petitioned with the Arbitration Association of the Republic of China in accordance with Arbitration Law of the Republic of China which shall be held in the arbitration meeting consisting of three arbitrators in Taipei and be proceeded in Chinese. Any liability of the relevant expenses incurred shall be determined in accordance with the arbitral award.

12.3 In case that any terms of the Agreement as instructed by the competent authorities or

required under the amendment of laws or regulations or the necessity to reflect the facts shall be amended, the chairman or the representative designated by the boards of directors of the Parties shall negotiate to amend the Agreement without being approved in the respective shareholders'tmeetings of the Parties.

12.4 If any term of the Agreement is ineffective as a result of the conflict of the applicable laws and regulations, the conflicting terms of the Agreement shall be ineffective and the remaining terms of the Agreement shall remain effective. The ineffective terms of the Agreement as a result of the conflict of the applicable laws and regulations shall be amended by the boards of directors of the Parties without being approved in the shareholders meetings respectively, provided, however, that such amendment shall, to the extent permitted by laws, be made in line with the original intent of the Parties contemplated herein.

12.5 The amendment or alteration of the Agreement shall only be made upon the prior consent of the Parties in writing.

12.6 Any notice of the Agreement shall be effective after being provided to the other Party by registered mail or personal delivery to the addresses as follows:

SinoPac Financial Holdings Company Limited.
Representative: Champion Culture Enterprise Co., Ltd. (Designated Representative Chien Hong-dao; aka Edward Chien)

Address:, 306 Bade Road, Sec. 2, Taipei 104,Taiwan, Republic of China

International Bank of Taipei Co., Ltd.
Representative: Sho-Chuang Ho (Chairman)
Address: 36 Nanking E. Road, Sec.3, Taipei, Taiwan, Republic of China

Either Party shall immediately notify the other in writing of any change in the address of the Party first mentioned, or such Party as first mentioned may not set up any defense with such change.

12.7 Any discussion, agreement or undertaking between the Parties in connection with the Share Swap prior to the execution of the Agreement shall be replaced by the Agreement and rendered ineffective.

12.8 Article 10 hereof and the confidentiality agreement entered into by the Parties on June 16, 2005 remain effective after the termination of the Agreement.

12.9 The headings of the Agreement are solely for the purpose of convenience and reference

with no regards to the interpretation of the Agreement.

12.10 Without obtaining prior written consent of the other Party, neither Party shall transfer any rights or obligations hereunder to other third parties.

12.11 No rights or compensations have been conferred to the third party in accordance with the Agreement, implicitly or explicitly.

12.12 Neither Parties that is prevented from or delays in performing the obligations under the Agreement due to the following prior to the Share Swap Effective Date is required to assume any liability toward the other Party: court judgment or order, order or official action of the relevant competent authorities, war, hostility, blockade, riot, revolution, fire, typhoon, tsunami, flood or other *force majeure* (the "***Force Majeure***"). Notwithstanding, either Party shall notify the other Party of the occurrence of Force Majeure within three days of the notifying Party's becoming aware of such occurrence. The above provision does not exempt either Party from continuing to perform its obligations under the Agreement after the *Force Majeure* ends.

12.13 SinoPac shall ensure the employment terms and rights of the employees of IBT (including the managers) shall comply with the applicable laws and regulations and the existing work rules of IBT.

12.14 Unless otherwise provided in the Agreement, the Parities shall bear their respective costs, expenses or taxes incurred from the Agreement and the Share Swap.

12.15 The attachments hereof shall constitute a part of the Agreement.

12.16 The Agreement is made in duplicate, each to be held by the Parties as evidence.

12.17 The Agreement takes effect after being executed and delivered by the Parties.

SinoPac Financial HoldingsCompany Limited

____

Champion Culture Enterprise Co., Ltd. (Designated Representative Chien Hong-dao)

International Bank of Taipei Co., Ltd.

____

Sho-Chuang Ho (Chairman)

Attachment 1

The Adjustment Formula of Cash Dividend of NT$0.9 Per Share for the

Year of 2004 of IBT

If the adjustment of Share Swap Ratio is made pursuant to Article 3.1.3 as a result of IBT's cash dividend of NT$ 0.9 per share for the year of 2004 (the ex-dividend date is June 30, 2005), the adjustment formula is as follows:

The basic price of SinoPac = Average weighted stock price for the consecutive 15 business days prior to June 30, 2005 (excluding June 30, 2005) = NT$16.1307

The basic price of IBT = the basic price of SinoPac × Share Swap Ratio

Share Swap Ratio = 1.42

Adjusted price of IBT = (the basic price of IBT − cash dividend per share) = NT$16.1307 × 1.42 − NT$0.9 = 22.0056

Adjusted Share Swap Ratio = Adjusted price of IBT ÷ the basic price of SinoPac = 1.36

(Note: All numeral results are rounded to the second digit after the decimal point)

Attachment 2

The Adjustment Formula of Share Swap Ratio

The basic price of SinoPac = Average weighted stock price for the consecutive 15 business days prior to June 30, 2005 (excluding June 30, 2005) = NT$16.1307

The basic price of IBT = the basic price of SinoPac × Share Swap Ratio = NT$16.1307 × 1.36 = NT$21.9378

Issued Shares = the total number of outstanding shares as of June 30, 2005

Additional Shares = the total number of additional shares as a result of the occurrence of the events of adjustment (if any)

1. In case of the occurrence of adjustment events set forth in Article 3, the following adjustment formula shall apply to reflect the adverse impact:

   Adjusted Price = [(Basic price of the party × Issued Shares) plus or minus the change of value as a result of such adjustment event] / (Issued Shares + Additional Shares)

   Adjusted Share Swap Ratio = Adjusted price of IBT / Adjusted price of SinoPac

2. In case of the Share Swap Ratio is adjusted pursuant to Article 3.1.1 as a result of deduction of Net Worth of the party by NT$ 1 billion or more, the following adjustment formula shall apply:

   Adjusted Price = [(Basic price of the party × Issued Shares) – (Net Worth disclosed in the semi-annual financial report as of June 30, 2005 audited by a CPA − Net Worth disclosed in financial statements particularly audited by a CPA after the occurrence of the Material Adverse Change)] / Issued Shares

3. If case that SinoPac (1) issues new shares or transfer the treasury shares as a result of the conversion of the outstanding convertible bonds during the period from June 30, 2005 to the 21st business day (including the 21st business day) prior to the Share Swap Effective Date, or (2) issue new shares or transfer the treasury shares as a result of the exercise of the employees stock option during the period from June 30, 2005 to the earlier of November 30, 2005 and the 21st business day (including the 21st business day) prior to the Share Swap Effective Date, and the subscription price or the conversion price is lower than the basic price of SinoPac, the Share Swap Ratio shall be adjusted in accordance with the formula as follows:

Adjusted price of SinoPac = [(Basic price of SinoPac × Issued Shares + (Conversion Price × Number of the new shares issued or the treasury shares transferred as a result of the exercise of conversion right) + Accrued Interest Compensation of the convertible bonds + (Subscription Price × Number of the new shares issued or treasury shares transferred as a result of the exercise of employee stock option)))) / (Issued Shares + Number of the new shares issued or the treasury shares transferred)

Adjusted Share Swap Ratio = Basic price of IBT / Adjusted price of SinoPac

Conversion Price = the conversion price of the convertible bonds

Subscription Price = the subscription price of the employee stock option

Accrued Interest Compensation of the convertible bonds = the accrued interests to compensate the bondholders during the period from the issuance date to the date of the exercise of the conversion rights.

As of June 30, 2005, the total number of the shares that may be issued upon the exercise of the conversion right under the convertible bonds of SinoPac is 189,555,639 shares.

(Note: All numeral results are rounded to the fourth digit after the decimal point)

2005-06-30 -English

International Bank of Taipei and SinoPac Financial Holdings Company Announce Plan to Merge Creating a New Leader in the Taiwanese Financial Services Industry

Taiwan - June 30, 2005 - The Board of Directors of International Bank of Taipei (¡§IBT¡¨) and the Board of Directors of SinoPac Financial Holdings Company (¡§SinoPac Holdings¡¨) passed resolutions today approving a plan to merge the two companies. The combination will be structured as a merger of equals (¡§MOE¡¨) and executed by means of a share for share exchange after which IBT will become a wholly owned subsidiary of SinoPac Holdings. Under the proposed terms, the exchange ratio has been set at 1.42 SinoPac Holdings shares for every IBT share. Taking into account the IBT cash dividend of NT$0.90 per share that becomes ex-dividend today, the exchange ratio will be adjusted to 1.36. Post transaction, IBT and SinoPac Holdings shareholders will own 42.3% and 57.7% of the Combined Company respectively.

The merger will create a new leader in the Taiwanese and regional financial services industry with key competitive advantages across a broad spectrum of product areas. The Combined Company will have total loans of NT$597 bn and total deposits of NT$691 bn, representing a market share of 3.6% and ranking 4th among private-owned banks. It will also rank number 1 in SME loans, 3rd in custodian banking and 4th in mortgage lending. The Combined Company will also have more than 2.5 million customers, including more than 60,000 high net worth asset management clients and 2.0 million credit card customers.

S.C. Ho, the Chairman of IBT, said, ¡§This transaction creates a new powerhouse in the Taiwanese financial services industry. The complementary capabilities of IBT and SinoPac will result in significant value creation for all shareholders involved.¡¨ Chairman Chien of SinoPac Holdings commented, ¡§The Combined Company will have significant scale, a powerful distribution network and substantial opportunities to realize

synergies. In addition, we will have a unique regional business and customer base which will
enable us to be a significant player in the Asia Pacific region, including Mainland China, as
opportunities become available.¡¨

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Key highlights of the transaction include:

.. Creates the 8th largest Financial Holding Company (¡§FHC¡¨) and the 4th largest private
bank in Taiwan, after Chinatrust Commercial, Fubon Taipeibank and Cathay United.
The Combined Company will have total assets of NT$1,002bn (US$31.8bn) as of March
31, 2005, and a combined market capitalization of approximately NT$115.6bn (US$3.7bn)
based on closing prices as of today
.. Combines IBT¡¦s strong banking presence with Taipei-based SME customers with
SinoPac Holdings¡¦ leading position in consumer banking and #4 position in securities
brokerage (a market share of 4.8% in 2004) to create a broad-based, diversified financial
services group
.. Creates an extensive domestic and regional distribution platform. The Combined
Company will have the largest branch network in Greater Taipei with 93 branches, and a
total of 129 branches throughout Taiwan (excluding the 48 branches of SinoPac
Securities), the largest among private banks in Taiwan
.. Extensive overseas network, with 32 branches in the U.S., Hong Kong, Macau, Vietnam,
China and London, to provide clients with the best international financial services
.. Reinforces strong credit culture and balance sheets of both Companies. The Combined
Company will have a broad-based NPL ratio of 1.4%, and a combined bank capital
adequacy ratio of 12.2%
.. Brings together two management teams with significant depth and industry experience

It is expected that the Combined Company will be able to realize

significant synergies from the combination. Among others, the Combined Company will be able to derive incremental revenues with a more diversified product mix and expanded product offering over an enlarged distribution network, both domestically and overseas. The Combined Company will also be able to accelerate the development of its wealth management and consumer finance businesses with a more scalable platform. In addition, the Combined Company expects to be able to enhance its cross-selling efforts by selling securities and mutual fund products to IBT¡¦s affluent and loyal customer base as well as factoring and treasury products to the SME clientele. Significant cost savings can also be achieved through the integration of information technology systems and overlapping branches, as well as lowered cost of funding resulting from an improved credit rating.

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The transaction is expected to be earnings accretive with estimated pre-tax synergies of approximately NT$2 bn to NT$3 bn per year, estimated to be fully realized by 2008. An integration steering committee will be formed immediately, and, with the assistance of a team of management consultants, will work to establish the strategic direction and overall framework as well as to ensure smooth transition and integration.

The transaction is structured as an MOE, with SinoPac Holdings¡¦ listing on the Taiwan Stock Exchange to be utilized as the Combined Company¡¦s listing after the merger. An MOE typically involves companies of similar size and their respective management and shareholders would agree to share influence in the Combined Company.

Completion of the merger transaction is subject to certain conditions, including shareholders¡¦ approval and regulatory approvals. The companies currently plan to seek shareholders¡¦ approval at their extraordinary general shareholders¡¦ meetings on

August 26, 2005 and expect
the transaction will close by the end of this year.

SinoPac Holdings was advised by UBS Investment Bank in this transaction while IBT was
advised by Morgan Stanley.

Press Contacts:

International Bank of Taipei SinoPac Financial Holdings Company

Scoty Pan Meiling Lee, Vice President , CEO Office
Senior Vice President / General Manager Tel: 8862-8161-8911,
952-171207
Tel: 8862-2506-3287, 935-935972 Claire Wu, Deputy Manager, CEO Office

Tel: 8862-8161-8933, 935-697297

Note: IBT and SinoPac Holdings would like to remind investors and prospective investors that
any person or a group of related persons who intend to hold more than 10% outstanding
shares of either company should note the relevant rules under Articles 4, 5 and 16 of the

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Financial Holding Company Act and must submit an application to the relevant regulatory
authority for approval. The application form can be downloaded from the websites of the
companies or Bureau of Monetary Affairs.

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SHARE SWAP AGREEMENT

(Translation)

THIS SHARE SWAP AGREEMENT (the "**Agreement**") is entered into by and between SinoPac Financial Holdings Company Limited (the "**SinoPac**") and International Bank of Taipei Co., Ltd. (the "**IBT**") on the 30th day of June 2005.

WITNESSETH

WHEREAS, SinoPac wishes to, pursuant to the terms and conditions set forth in the Agreement, enter into the share swap with IBT, whereby all issued and outstanding common shares of IBT will be transferred to SinoPac in exchange for new shares of SinoPac to the shareholders of IBT (the "**Share Swap**"). After the completion of the Share Swap, IBT will become a wholly owned subsidiary of SinoPac.

NOW, THEREFORE, in consideration of the mutual promises contained herein, the Parties hereby agree as follows:

Article 1 - Share Swap

1.1 On the date of execution of the Agreement, the authorized capital of SinoPac is NT$100 billion divided into 10 billion common shares with par value of NT$10 per share, and the paid-in capital of SinoPac is NT$42,666,958,050 divided into 4,266,695,805 common shares (including treasury shares of 136,214,240 shares, among which 116,565,240 shares have been reduced by a resolution of board of directors) with par value of NT$10 per share. The authorized capital of IBT is NT$30 billion divided into 3 billion commons shares with par value of NT$10 per share, and the paid-in capital of NT$2,223,311,030, divided into 222,331,103 common shares with par value of NT$10 per share.

The Parties agree to, on the Share Swap Effective Date (as defined in Article 1.2 hereof), enter into the Share Swap in accordance with the share swap ratio as set forth in Article 2 ("**Share Swap Ratio**") subject to the adjustment as set forth in Articles 3 and 9 hereof, whereby SinoPac shall issue new shares with par value of NT$10 per share (the "**New Shares**") to all of the shareholders of IBT (the "**IBT Shareholders**") in exchange for all of the issued and outstanding shares of IBT. After the completion of the Share Swap, IBT will become a wholly owned subsidiary of SinoPac in accordance with the Financial Holding Company Law (the "**FHC Law**"). The actual amount of the New Shares to be issued by SinoPac shall

be determined in accordance with the Share Swap Ratio as set forth in Article 2 hereof subject to the adjustment as set for the in Articles 3 and 9 hereof.

1.2 If the conditions precedent as set forth in Article 8 have been fulfilled or waived, the Share Swap shall be consummated on the Share Swap Effective Date which is determined by the board of directors of the Parties in accordance with the laws and Article 4.2 hereof. On the Share Swap Effective Date, SinoPac shall duly and validly issue the New Shares to the IBT Shareholders.

Article 2 - Share Swap Ratio and Amendment of Articles of Incorporation

2.1 The Parties agree that, after obtaining the approvals of the relevant competent authorities, unless otherwise provided in the Agreement, 1 common share of IBT shall be in exchange for 1.42 common shares of SinoPac on the Share Swap Effective Date, if the cash dividend of NT$0.9 per share for the year of 2004 is not taken into account. However, after taking into account of the distribution of such cash dividends (ex-dividend date being June 30, 2005), 1 common share of IBT shall be in exchange for 1.36 common share of SinoPac on the Share Swap Effective Date (See the Attachment 1 for the adjustment formula).

2.2 Any fraction of SinoPac's common shares as a result of the Share Swap Ratio as set forth in Article 2.1 shall be distributed to the IBT Shareholders in the form of cash pursuant to the total par values of the New Shares on a pro-rata basis (round up to nearest NT$), and the chairman of SinoPac shall be authorized to discuss with specific persons to subscribe for such fraction of shares based on the its par value.

2.3 The Share Swap Ratio as set forth in Article 2.1 above and the number of the New Shares to be issued by SinoPac shall be subject to the adjustment in accordance with Articles 3 and 9 hereof.

2.4 The holders of the US$180,000,000 Euro Convertible Bonds issued by IBT on December 22, 2004 may, after IBT obtains the approvals of relevant competent authorities and the consent of such holders pursuant to the terms of such bonds (if applicable), request SinoPac to convert the bonds into the shares of SinoPac in accordance with the terms of such bonds and/or the Share Swap Ratio set forth in Articles 2.1 and 2.3 above, without being approved in the shareholders meeting of the Parties.

2.5 With respect to the Share Swap, the Articles of Incorporation of SinoPac shall be amended, which is required to be approved by the competent authorities, as follows:

2.5.1 The English name of SinoPac as set forth in Article 2 of the Articles of Incorporation of SinoPac shall remain to be "SINOPAC FINANCIAL HOLDINGS COMPANY LIMITED"; while the Chinese name of SinoPac shall be revised subject to IBT's recommendation and the consents of the Parties.

2.5.2 Article 17 of the Article of Incorporation of SinoPac shall be amended as "The Company shall have 9 to 13 directors and 3 to 4 supervisors. The actual seats of the directors and supervisors shall be determined by the boards of directors of the Company, and the director and the supervisors shall be duly elected from the individuals with full capacity in the shareholders meeting."

2.5.3 Article 20 of the Article of Incorporation of SinoPac shall be amended as "The Company shall have 3 to 4 managing directors, which shall be elected among the directors of the Company. The managing directors shall, among themselves, elect one chairman."

2.5.4 The proviso of Paragraph I, Article 22 of the Articles of Incorporation of SinoPac shall be deleted.

Article 3 - Adjustment of Share Swap Ratio

3.1 Prior to the Share Swap Effective Date, unless otherwise provided in this Agreement, the boards of directors of the Parties shall agree as soon as possible on the adjustment of the Share Swap Ratio in case that any of the following circumstances occur, and further make such adjustment within 10 business days of the relevant event becoming confirmable, or at another time agreed upon between the Parties,. without being required to convene the shareholders meetings for resolution (provided, however, that if any of such events occurs before either Party convenes the shareholders meeting pursuant to Article 4.1, the event shall be reported in the said shareholders meeting, along with any agreement reached between the boards of directors of the Parties pursuant to Article 3.1 on the adjustment to Share Swap Ratio). The Parties will be deemed to agree to terminate this Agreement in the absence of an agreement to the adjustment of the Share Swap Ratio between them within the prescribed period above.

3.1.1 Material Changes of Financial and Business Conditions

The Share Swap Ratio shall be adjusted in accordance with the formula described in Attachment 2 without being approved by the boards of directors of the Parties, if either Party undergoes any material change of the financial or business condition resulting in the deduction of its Net Worth (as defined

below) by NT$1 billion or more (the "**Material Adverse Change**").

If a Party reasonably believes the other party has a Material Adverse Change, it may request the other Party to deliver its financial statements duly audited and certified by a CPA after the change occurs, in order to determine whether such change exists.

For the purposes of this Agreement, the term "Net Worth" means the shareholders' equity described in financial statements prepared pursuant to the generally accepted accounting principles of the Republic of China. Any reduction of the Net Worth is calculated by comparing the audited financial statements after a Material Adverse Change occurs with the semi-annual financial statements as of June 30, 2005 duly audited by a CPA. If a Party claims the occurrence of a Material Adverse Change pursuant to the preceding paragraph, the Party being claimed against shall retain the certified CPA who has audited its latest financial statements (or other CPA approved by the claiming Party) to conduct a special audit in accordance with the generally accepted accounting principles and applicable laws of the Republic of China. The Party, which reasonably believes that the other Party has suffered a Material Adverse Change, may further seek the permission of the other Party to have an independent CPA conduct a special audit in accordance with the generally accepted accounting principles of the Republic of China. All costs and expensed arising out of the special audit shall be for the account of the Party requesting the aforesaid audit, or of the Party suffering a Material Adverse Change if the audit result confirms such change.

3.1.2 Requirements of Competent Authorities

The Share Swap Ratio shall be adjusted upon the express instruction of the competent authorities on the adjustment of the Share Swap Ratio, or to ensure to obtain the approvals from the competent authorities for the Share Swap.

For the purposes of this Agreement, the competent authorities include, without limitation, the Financial Supervisory Commission, Executive Yuan, and its subordinate Bureau of Monetary Affairs and Securities and Futures Bureau (collectively, the "**FSC**"), Fair Trade Commission (the "**FTC**"), Department of Commerce, Ministry of Economic Affairs, Taiwan Stock Exchange Corporation (the "**TSE**"), other relevant domestic and overseas governmental agencies, and institutions and/or associations designated to

exercise authorities;

3.1.3 The Share Swap Ratio shall be adjusted in accordance with the formula described in Attachment 1 (the adjustment formula of the Share Swap Ratio as a result of the cash dividend of NT$0.9 per share for the year of 2004 distributed by IBT) and Attachment 2 without being approved by the boards of directors of the Parties, if the record date of the stock dividends, cash dividends or employees' bonuses in the form of shares of either Parties occurs during the period from June 30, 2005 to the 16th business day (both inclusive) prior to the Share Swap Effective Date.

3.1.4 Unless otherwise announced prior the execution of the Agreement, the Share Swap Ratio shall be adjusted if the shares issued by either Party are subject to split, combination, change of type, or other similar circumstance, and the relevant effective dates thereof fall during the period from June 30, 2005 to the 16th business day (both inclusive) prior to the Share Swap Effective Date.

3.1.5 The Share Swap Ratio shall be adjusted in accordance with the formula described in Attachment 2 without being approved by the boards of directors of the Parties, if either Party (1) proceeds with capital increase for cash during the period from June 30, 2005 to the 16th business day (both inclusive) prior to the Share Swap Effective Date; (2) issues any securities (including, without limitation, convertible bonds, corporate bonds with warrants, preferred shares with warrants, stock option, depository receipts, call/put warrants, or any other securities or rights or rights of the equity nature of the Party issuing such securities or rights, other than the shares issued upon the exercise of the conversion right of the Euro Convertible Bonds issued by IBT on December 22, 2004), buy back treasury stock or other circumstances which may impact the cash flow, shareholders' equity, financial structure or the number of total issued shares during the period from June 30, 2005 to the 21st business day prior to the Share Swap Effective Date, or to the earlier of November 30, 2005 and 21st business day (inclusive) prior to the Share Swap Effective Date in case of issuance of shares upon exercise of employee stock option.

3.1.6 Where there is a significant disaster, material change of business or any other circumstances which have material adverse impact on the shareholders' equity or the price of the securities.

3.1.7 Where either Party otherwise commits an act which has material adverse effect on the finance or business of the company (including, without

limitation, disposal of the significant assets of the company).

3.1.8 Where the adjustment of the Share Swap Ratio may be agreed upon by the boards of directors of the Parties in accordance with the applicable laws.

3.2 The provisions of Article 3.1 above shall not be interpreted as that either Party hereunder may breach this Agreement to engage in the activities as set forth in Article 3.1. If there is more than one adjustment of the Share Swap Ratio arising from the requirements as set forth in Article 3.1, for the purpose of this Agreement, the adjustment of the Share Swap Ratio in Article 3.1 shall refer to the latest adjustment.

3.3 In case of the adjustment of the Share Swap Ratio as set forth in Article 3.1 hereunder, the Parties shall apply for the necessary approvals with the relevant competent authorities within two business days after the adjustment of the Share Swap Ratio.

3.4 Except for the adjustment of the Share Swap Ratio pursuant to Article 3 and/or Article 9 hereof, it is agreed that the Share Swap Ratio shall not be amended.

Article 4 - Anticipated Timeline

4.1 Except as otherwise agreed upon by the Parties, the Parties shall convene shareholders meeting on August 26, 2005 respectively (the "**Shareholders' Meeting Date**"), or other date designated by their respective boards of directors (no later than September 30, 2005) to approve the Share Swap and the Agreement. If the Shareholders' Meeting Date is necessary to be amended as a result of the occurrence of a force majeure event as set forth in Article 12.12, the Shareholders' Meeting Date shall be no later than 50 days after the end of such force majeure event.

4.2 Within 10 days after obtaining or completing all approvals, licenses, consents or proceedings that are required to consummate the Share Swap, the Share Swap Effective Date shall be determined by the boards of directors of the Parties. In case of any failure to determine the Share Swap Effective Date within the prescribed period, the 15th business day after obtaining or completing all approvals, licenses, consents or proceedings shall be the Share Swap Effective Date.

Article 5 - Representations and Warranties of SinoPac

SinoPac represents and warrants, on the execution date of this Agreement and the Share

Swap Effective Date, the following:

5.1 Incorporation and Existence. SinoPac is a financial holding company duly incorporated and existing under the law of the Republic of China and has all necessary capacity and authority to undertake business activities and own properties. SinoPac, its Subsidiaries (as defined in the FHC Law) and its Affiliates (which refer to the domestic and foreign enterprises in which SinoPac directly or indirectly holds or invests in more than 50% of the issued shares or capital, or SinoPac directly or indirectly controls the personnel, finance or business operation) have obtained all permits, approvals and licenses necessary to undertake the business activities for operation of the business. Neither SinoPac nor any of its Subsidiaries or Affiliates has been dissolved or liquidated by a valid resolution (unless the dissolution or liquidation is made in accordance with the letter of the FSC, Jin-Guan-Yin-(VI)-Zi No. 0938011737 dated October 28, 2004), voluntary bankruptcy, settlement or reorganization, or dissolution, settlement, reorganization or adjudication of bankruptcy by court ruling or order or in accordance with applicable law, or is subject to the sanction as provided in Paragraph 1, Article 54 of the FHC Law or Paragraph 1, Article 62 of the Banking Law.

5.2 Shares. The issued shares of SinoPac are legally authorized and issued and fully paid.

5.3 Legality and Validity of this Agreement. (i) the execution, delivery and performance of this Agreement has not, does not, and will not violate or violated any (a) current laws and regulations of the Republic of China, (b) judgments, orders or decisions by court or competent authorities, (c) the Articles of Incorporation or resolutions in the shareholders meeting of SinoPac, or (d) contract, agreement, representation, warrant, guarantee, undertaking, arrangement or other obligation binding to SinoPac, and (ii) this Agreement is a valid agreement authorized, executed and delivered by law and constitutes the obligation of SinoPac that is legal, valid and enforceable.

5.4 Approvals and Licenses. For the purpose of the Share Swap, no authorization, approval, license or consent is required for SinoPac's execution and performance of this Agreement except for the approvals by the board of directors and shareholders' meeting, and permits or approvals by the FSC, the FTC (if applicable), the TSE, and the Ministry of Economic Affairs.

5.5 Financial Statement. The financial statement for the year of 2004 reviewed and audited by a CPA and the financial statement for the period from January 1 to

March 31, 2005 reviewed by a CPA of SinoPac, its Subsidiary and its Affiliates are prepared in accordance with the general accepted accounting principle of the Republic of China, in which all material matters relating to the finance and operation of SinoPac, its Subsidiaries and its Affiliates during the prescribed periods and as of the date of the financial statements have been duly and fairly disclosed. The information contained in the aforesaid financial statements and other financial documents are all accurate and true, and do not have any false, concealing or misleading statement. Except for those disclosed in writing to IBT, as of the date of these financial statements, neither SinoPac nor any of its Subsidiaries or Affiliates has any material liabilities (regardless of direct, indirect or contingent) which are not disclosed in the aforesaid financial statements or the footnotes therein.

5.6 No Material Adverse Change. Commencing from March 31, 2005, the operation of SinoPac, its Subsidiaries and its Affiliates (a) maintains the normal business operation, and (b) does not breach any law or regulation, court adjudication, order or decision by competent authorities, Articles of Incorporation, or other regulations relating to internal audit, control and corporate governance, thereby causing a material adverse change in the business, finance, property, operation or shareholders' equity.

5.7 No Additional Material Liabilities. Commencing from March 31, 2005, except for those disclosed in writing to IBT or those arising from or in connection with the ordinary business operation, neither SinoPac nor any of its Subsidiaries or Affiliates has any additional liabilities, obligations, burden, or contingent liabilities, thereby causing a material adverse change in the business, finance, property, operation or shareholders' equity.

5.8 Litigation. No litigation, arbitration, disputes or administrative disputes, legal proceedings, investigations in connection with partial or entire properties, assets or business operations of SinoPac, its Subsidiaries and its Affiliates, are pending or (to the knowledge of SinoPac) likely to take place, and therefore may have material adverse impacts on the business, finances, properties, operations or shareholders' equity of SinoPac, its Subsidiaries and its Affiliates.

5.9 Accuracy of Information. All documents and information provided to IBT by SinoPac, its Subsidiaries and its Affiliates are true, accurate, complete and most updated, containing no misrepresentation, omission, inaccuracy or concealment without any material changes after the provision thereof.

5.10 Independent Judgment. Prior to the execution of this Agreement, SinoPac has completed all necessary and independent investigation and analysis, and the execution of the Agreement is only based on the results of such independent investigation and analysis, terms and conditions contained herein, and the representations and warranties of IBT set forth in Article 6 hereof.

5.11 No Breach of Contract. None of SinoPac, its Subsidiaries and its Affiliates is in breach of any indenture, mortgage, trust deed, loan agreement or other agreement, to which they are a party, by which it is bound, or under which its properties are involved; provided, however, it is not deemed as the breach of such contracts if such breach does not have any material adverse impact on the operations, business, or other conditions of SinoPac, its Subsidiaries and its Affiliates and the performance of the Agreement by SinoPac, its Subsidiaries and its Affiliates.

5.12 Filing and Payment of Taxes. Except for items disclosed which are pending for the settlement, SinoPac, its Subsidiaries and its Affiliates have filed and paid all of the taxes within the periods prescribed by the law, and do not have any delay, omission or evasion of any taxes or any circumstances which are in violation of the provisions, order or letters of the tax laws.

5.13 Assets and Liabilities. Assets and liabilities required by operations of SinoPac, its Subsidiaries and its Affiliates have been specified in their financial statements provided to IBT, and SinoPac, its Subsidiaries and its Affiliates have legitimate rights of ownership and usage or other rights over the foregoing assets. Except for those as specified in the foregoing financial statements, the usage, profit and disposal of the assets are not subject to any limitation or restriction, excluding the limitation or restriction which does not have any material adverse impact on the operations, business, or other conditions of SinoPac, its Subsidiaries and its Affiliates.

5.14 Contracts and Undertaking. Any contracts, agreements, representations, warranties, guarantees, promises or other obligations, burdens or any constraints or other detriments (excluding those which do not have any material adverse impacts on the operations, business, or other conditions of SinoPac, its Subsidiaries and its Affiliates and do not prevent the performance of this Agreement by SinoPac, its Subsidiaries and its Affiliates) executed, agreed or promised by SinoPac, its Subsidiaries and its Affiliates have been provided or notified to IBT which contain no misrepresentation, concealment or inaccuracy.

5.15 Labor Disputes. Except for the financial statements reviewed and audited by a

CPA and the footnotes thereof, or information otherwise disclosed, or other circumstances that do not have any material adverse impacts on the operations, business, or other conditions of SinoPac, its Subsidiaries and its Affiliates and do not prevent the performance of the Agreement by SinoPac, its Subsidiaries and its Affiliates, SinoPac, its Subsidiaries and its Affiliates are not involved in any labor disputes, material violations of labor laws and regulations, sanctions imposed by any labor authority and any strikes, sabotage, or negotiations of SinoPac, its Subsidiaries and its Affiliates. Neither SinoPac nor any of its Subsidiaries or Affiliates has executed any group contracts or entered into any negotiation with the labor union, or is obligated to execute any group contracts or agreements with the labor union. Unless otherwise provided in this Agreement, the performance of the terms and conditions contained herein shall not impose increased burden upon SinoPac nor its Subsidiaries in respect of the welfare of the employees of SinoPacor of its Subsidiaries.

5.16 Irregular Transactions of Related Parties. Neither SinoPac nor any of its Subsidiaries or Affiliates has engaged in any irregular transactions with any of their incumbent or former directors, managers, managerial personnel, shareholders and any other party.

5.17 Derivatives. Any derivatives held by or transactions of derivatives having been performed or being performed by SinoPac, its Subsidiaries and its Affiliates are in compliance with the relevant laws and regulations and their internal bylaws.

5.18 Conflict of this Agreement. Neither SinoPac nor any of its Subsidiaries or Affiliates has been engaged in any acts or omission, which are reasonably anticipated to result in: (i) the incorrectness or inaccuracy of the representations and warranties as set forth in the preceding paragraphs of this Article 5; (ii) the change of the business nature, and (iii) the failure of the conditions precedent set forth in Article 8 hereof.

5.19 Others. Neither SinoPac nor any of its Subsidiaries or Affiliates has been involved in any other material misrepresentation, violation of laws, loss of credibility or other significant circumstances which affect the continuation of the business operations or shareholders interests.

Article 6 - Representations and Warranties of IBT

IBT represents and warrants, on the execution date of this Agreement and the Share Swap Effective Date, the following:

6.1 Incorporation and Existence. IBT is a bank duly incorporated and existing under the law of the Republic of China and has all necessary capacity and authority to undertake business activities and own properties. IBT and its Subsidiaries (which refer to Taipei Life Insurance Agency Co., Ltd. and Taipei Non-Life Insurance Agency Co., Ltd.) have obtained all permits, approvals and licenses necessary to undertake the business activities for operation of the business. Neither IBT nor any of its Subsidiaries has been dissolved or liquidated by a valid resolution, petitioned for bankruptcy, settlement or reorganization, permitted for dissolution, settlement, reorganization or adjudication of bankruptcy by court ruling or order or in accordance with applicable law, or is subject to the disposition as provided in Paragraph 1, Article 62 of the Banking Law.

6.2 Shares. The issued shares of IBT are legally authorized, issued and fully paid.

6.3 Legality and Validity of the Agreement. (i) the execution, delivery and performance of the Agreement has not, does not, and will not violate or violated any (a) current laws and regulations of the Republic of China, (b) judgments, orders or decisions by court or competent authorities, (c) the Articles of Incorporation or resolutions in the shareholders meeting of IBT, or (d) contract, agreement, representation, warrant, guarantee, undertaking, arrangement or other obligation binding to IBT, and (ii) the Agreement is a valid agreement authorized, executed and delivered by law and constitutes the obligation of IBT that is legal, valid and enforceable.

6.4 Approvals and Licenses. For the purpose of the Share Swap, no authorization, approval, license or consent is required for IBT's execution and performance of the Agreement except for the approvals by the board of directors and shareholders' meeting, and permits or approvals by the FSC, the FTC (if applicable), TSE, and the Ministry of Economic Affairs.

6.5 Financial Statement. The financial statement for the year of 2004 reviewed and audited by a CPA and the financial statement for the period from January 1 to March 31, 2005 reviewed by a CPA of IBT and its Subsidiary are prepared in accordance with the general accepted accounting principle of the Republic of China, in which all material matters relating to the finance and operation of IBT and its Subsidiaries during the prescribed periods and as of the date of the financial statements have been duly and fairly disclosed. The information contained in the aforesaid financial statements and other financial documents are all accurate and true, and do not have any false, concealing or misleading statement. Except for those disclosed in writing to SinoPac, as of the date of these financial statements,

neither IBT nor any of its Subsidiaries has any material liabilities (regardless of direct, indirect or contingent) which are not disclosed in the aforesaid financial statements or the footnotes therein.

6.6 No Material Adverse Change. Commencing from March 31, 2005, the operation of IBT and its Subsidiaries (a) maintains the normal business operation, and (b) does not breach any law or regulation, court adjudication, order or decision by competent authorities, Articles of Incorporation, or other regulations relating to internal audit, control and corporate governance, thereby causing a material adverse change in the business, finance, property, operation or shareholders' equity.

6.7 No Additional Material Liabilities. Commencing from March 31, 2005, except for those disclosed in writing to SinoPac or those arising from or in connection with the ordinary business operation, neither IBT nor any of its Subsidiaries has any additional liabilities, obligations, burden, or contingent liabilities, thereby causing a material adverse change in the business, finance, property, operation or shareholders' equity.

6.8 Litigation. No litigation, arbitration, disputes or administrative disputes, legal proceedings, investigations in connection with partial or entire properties, assets or business operations of IBT and its Subsidiaries, are in process or (to the knowledge of IBT) likely to take place, and therefore may have material adverse impacts on the business, finances, properties, operations or shareholders' equity of IBT and its Subsidiaries.

6.9 Accuracy of Information. All documents and information provided to SinoPac by IBT and its Subsidiaries are true, accurate, complete and most updated, containing no misrepresentation, omission, inaccuracy or concealment without any material changes after the provision thereof.

6.10 Independent Judgment. Prior to the execution of this Agreement, IBT has completed all necessary and independent investigation and analysis, and the execution of this Agreement is only based on the results of such independent investigation and analysis, terms and conditions contained herein, and the representations and warranties of SinoPac set forth in Article 5 hereof.

6.11 No Breach of Contract. None of IBT and its Subsidiaries is in breach of any indenture, mortgage, trust deed, loan agreement or other agreement, to which it is a party, by which it is bound, or under which its properties are involved; provided,

however, it is not deemed as the breach of such contracts if such breach does not have any material adverse impact on the operations, business, or other conditions of IBT and the performance of the Agreement by IBT.

6.12 Filing and Payment of Taxes. Except for items disclosed which are pending for the settlement, IBT and its Subsidiaries have filed and paid all of the taxes within the periods prescribed by the law, and do not have any delay, omission or evasion of any taxes or any circumstances which are in violation of the provisions, order or letters of the tax laws.

6.13 Assets and Liabilities. Assets and liabilities required by operations of IBT and its Subsidiaries have been specified in their financial statements provided to SinoPac, and IBT and its Subsidiaries have legitimate rights of ownership and usage or other rights over the foregoing assets. Except for those as specified in the foregoing financial statements, the usage, profit and disposal of the assets are not subject to any limitation or restriction, excluding the limitation or restriction which does not have any material adverse impact on the operations, business, or other conditions of IBT.

6.14 Contracts and Undertaking. Any contracts, agreements, representations, warranties, guarantees, promises or other obligations, burdens or any constraints or other detriments (excluding those which do not have any material adverse impacts on the operations, business, or other conditions of IBT and its Subsidiaries and do not prevent the performance of this Agreement by IBT and its Subsidiaries) executed, agreed or promised by IBT and its Subsidiaries have been provided or notified to SinoPac which contain no misrepresentation, concealment or inaccuracy.

6.15 Labor Disputes. Except for the financial statements reviewed and audited by a CPA and the footnotes thereof, or information otherwise disclosed, or other circumstances that do not have any material adverse impacts on the operations, business, or other conditions of IBT and its Subsidiaries and do not prevent the performance of this Agreement by IBT and its Subsidiaries, IBT and its Subsidiaries are not involved in any labor disputes, material violations of labor laws and regulations, sanctions imposed by any labor authority and any strikes, sabotage, or negotiations of IBT and its Subsidiaries. Except for the employee placement plan and any other negotiation with the labor union provided in the "Guidelines Governing the Assurance of Employees' Rights upon the Incorporation of a Financial Holding Company, Merger or Share Swap by IBT" implemented by the approval of the board of directors of IBT on April 22, 2005,

neither IBT nor its Subsidiaries has executed any group contracts or entered into any negotiation with the labor union, or is obligated to execute any group contracts or agreements with the labor union. Unless otherwise provided in this Agreement, the performance of the terms and conditions contained herein shall not impose increased burden upon IBT nor its Subsidiaries in respect of the welfare of the employees of IBT and of its Subsidiaries.

6.16 Irregular Transactions of Related Parties. Neither IBT nor any of its Subsidiaries has engaged in any irregular transactions with any of their incumbent or former directors, managers, managerial personnel, shareholders and any other party.

6.17 Derivatives. Any derivatives held by or transactions of derivatives having been performed or being performed by IBT and its Subsidiaries are in compliance with the relevant laws and regulations and their internal bylaws.

6.18 Conflict of this Agreement. Neither IBT nor any of its Subsidiaries has been engaged in any acts or omission, which are reasonably anticipated to result in: (i) the incorrectness or inaccuracy of the representations and warranties as set forth in the preceding paragraphs of this Article 6; (ii) the change of the business nature, and (iii) the failure of the conditions precedent set forth in Article 8 hereof.

6.19 Others. Neither IBT nor its Subsidiaries has been involved in any other material misrepresentation, violation of laws, loss of credibility or other significant circumstances which affect the continuation of the business operations or shareholders interests.

Article 7 - Covenants

7.1 The Parties agree that during the period from the execution of this Agreement to the Share Swap Effective Date (including the Share Swap Effective Date), without obtaining prior written consents of the chairman or the representative designated by the chairman of the other Party, neither SinoPac, its Subsidiaries and its Affiliates nor IBT and its Subsidiaries shall engage in any of the activities as follows:

7.1.1 Amendment to the Articles of Incorporation (except for the amendment made pursuant to Article 2.5 hereof).

7.1.2 Capital increase, issuance of new shares (except for the issuance of new shares as a result of the exercise of conversion rights of the outstanding convertible bonds or subscription rights of employees stock options), distribution of share dividends or employees' bonuses (regardless of in the form of cash, shares or any other form of

distribution of assets other than those having been announced prior to the execution of this Agreement), issuance of employees stock options, convertible bonds, convertible bonds with warrants, preferred shares with warrants, depositary receipts, stock options, call/put warrants, or any other equity securities of SinoPac, its Subsidiaries or Affiliates, IBT and its Subsidiaries or any derivatives transactions linked to the aforesaid securities. In avoidance of any doubts, the Parties hereby confirm that SinoPac may continue to proceed with its anticipated issuance of subordinated financial debentures in the principal amount of up to NT$12 billion or of equivalent currencies; however, the terms and conditions and the time of the issuance of such subordinated financial bonds shall be discussed with IBT prior to the issuance in order to prevent adverse effects on the Share Swap.

7.1.3 Acquisition or disposal (including, without limitation, the creation of security interest) of properties or assets with value more than NT$300 million, other than those as a result of the business operation or the acquisition of shares of IBT and SinoPac by either parties.

7.1.4 Except for the buy-back of shares from dissenting shareholders pursuant to Article 9, any buy-back of its issued shares or equity-linked securities directly or indirectly by itself, its subsidiaries or affiliates or any other third parties, capital decrease or any dissolution, liquidation, petition of reorganization, settlement or bankruptcy.

7.1.5 Execution of any contracts with other third parties regarding (i) the merger, share swap, asset transfer, strategic alliance, mandate of management, joint venture or investment in any companies or any profit-seeking institutions (excluding the joint venture or investment with the amount less than NT$100 million); (ii) the execution, amendment, termination of lease of all business operations or the mandate of management or regular joint operation with other parties; (iii) the transfer of all or substantial part of its business or assets to the third parties; (iv) acceptance of all or substantial part of the business or assets of the third parties; and (v) any contract, agreement, undertaking, letter of intent, memorandum with the third parties which has similar effects as sub-paragraphs (i) to (iv) above.

7.1.6 Any waiver or failure to exercise its valid rights or benefits, or entering into any settlement with the third parties regarding any dispute or litigation, or engaging in any acts which are unfavorable to itself or have material adverse effects on its operation or financial conditions.

7.1.7 Entering into or making any contract or undertakings which may have material

effects on it.

7.1.8 Any actions or omissions which are reasonably expected to result in (i) the incorrectness or inaccuracy of the representations and warranties as set forth in Articles 5 or 6 hereof, (ii) the change of the business nature, and (iii) the failure of the conditions precedent set forth in Article 8 hereof.

7.2 Either Party hereby undertakes to the other Party that during the period from the execution of this Agreement to the Share Swap Effective Date:

7.2.1 Either Party who announces information in respect of the Agreement or the Share Swap shall obtain prior written consent of the other Party; provided, however the announcement is made in accordance with the opinions of the legal counsel of such Party required by the applicable laws or the TSE. Notwithstanding the foregoing, the Parties shall endeavor to confirm the relevant information with the other Party prior to the announcement of such information.

7.2.2 Both Parties agree to continue their respective operation in compliance with the normal practice and the same standard and professional manner or the past practice, as well as to maintain good condition of its properties, including, without limitation, (i) the maintenance of the intact of its operation and organization (including those of its subsidiaries and affiliates), (ii) the maintenance of its relationship with the business partners (including the business partners of its subsidiaries and affiliates) and the effectiveness of the significant existing business contracts, and (iii) maintenance of the key managers to continue the service to the company. Both Parties agree to notify the other Party immediately after the occurrence of the Material Adverse Change as set forth in Article 3.1.1 hereof or any breach of representations, warranties or undertakings.

7.2.3 Either Party shall notify the other Party immediately after becomes aware of any existing or potential significant litigation, arbitration, non-litigation, administrative procedures, claims, investigation or procedures of which such Party is named a party thereto or to which such Party is the subject .

7.2.4 Except for the performance of its existing undertaking or agreement (but such undertaking or agreement shall be disclosed to the other Party prior to the execution of this Agreement in writing), either Party (including its subsidiaries and affiliates) shall not irregularly increase the payrolls, benefits or other interests of its employees (including the managers), or inappropriately increase the employment of the employees.

7.2.5 After the execution of this Agreement, the Parties shall proceed with relevant procedures pursuant to the FHC Law or relevant laws and regulations in good faith, including, without limitation, (i) within 20 days (including the 20th day) after the execution of the Agreement, the submission by SinoPac (with necessary assistance of IBT) of the application of merger with the FTC (if applicable), (ii) after the execution of the Agreement, the convention of respective shareholders meetings to approve the Share Swap, the Agreement and all required documents pursuant to Article 4.1 hereof, (iii) within 10 days (including the 10th day) after the date of shareholders meeting, the submission of the application of the Share Swap with the FSC, and (vi) within 1 business day after determining the Share Swap Effective Date, or within 1 business day after obtaining or completing all permissions, approvals, consents and procedures if the Share Swap Effective Date is not mutually determined by the board of directors of the Parties pursuant to Article 4.2 hereof, the submission of the application with the FSC and the TSE, including, without limitation, the issuance of New Shares by SinoPac, listing of the New Shares and the delisting of the shares of IBT. The aforementioned schedule may be shortened or extended as mutually determined by the board of directors of the Parties. After the execution of this Agreement, the Parties shall procure its overseas subsidiaries or branches to proceed and complete necessary application or report procedures required under the applicable laws of each jurisdiction.

7.3 Increase of Entities of the Share Swap

After the Share Swap is approved in the meetings of board of directors of the Parties and the public announcement is made, in case of any increase of entities of the Share Swap, all participating companies shall proceed with the procedures or legal actions which have been previously completed. The boards of directors of the Parties are authorized to handle any relevant issue of this Article 7.3 in accordance with applicable laws and regulations.

Article 8 – Conditions Precedent of the Share Swap

8.1 The Parties agree to the conditions precedent of the Share Swap as follows:

8.1.1 Both Parties have obtained all necessary consents and approvals in their respective shareholders meetings to effect the Share Swap and the Agreement.

8.1.2 All necessary prior approvals, consents or permissions of the FSC, the FTC (if applicable), the TSE and all other relevant domestic and foreign authorities to effect the Share Swap have been obtained.

8.1.3 Both Parties have performed their obligations hereunder and do not breach its representations, warranties or undertakings.

8.2 This Agreement is automatically terminated in case of any failure of the conditions precedent set forth in this Article 8.1 which is not waived by the other Party as of December 31, 2005.

8.3 In case of the failure of the Share Swap as a result of the expiry of the prescribed period set forth in Article 8.2, in addition to the compliance of Article 8.2, the Parties shall proceed in accordance with the applicable laws and regulations and its internal by-laws.

Article 9 – Repurchase of Share from Dissenting Shareholders

If any of the shareholders of either Party objects the Share Swap and requests for the repurchase of its shares pursuant to the applicable laws, such Party shall buy back the shares held by the dissenting shareholders, but the purchase price is subject to the closing price of the date of shareholders meeting and shall not be higher than the consideration of the Share Swap (other than the purchase price determined by the court). If the purchase price is higher than the consideration of the Share Swap, the Share Swap Ratio shall be adjusted accordingly without being approved by the boards of directors of the Parties. The shares purchased in accordance with this Article 9 shall be sold or cancelled pursuant to the applicable laws and regulations.

Article 10 - Defaults

10.1 In the event of any failure to perform or breach of any obligations, undertakings, representations or warrants hereunder, or the terms of the confidential agreement signed by the Parties on June 16, 2005, if such non-performance or breach may not be curable in nature, it constitutes the default of the Agreement upon such non-performance or breach or the execution of this Agreement. If the aforesaid non-performance or breach may be curable in nature, it constitutes the default of the Agreement if the defaulting Party fails to cure the non-performance or breach within 30 days after receiving the written notice of the non-defaulting Party (the "**Default Events**").

10.2 In case of any occurrence of the Default Events, in addition to the termination of the Agreement pursuant to Article 11.2, the non-defaulting Party may claim compensation against the defaulting Party. In case of the termination of the Agreement pursuant to Article 11.2, the non-defaulting Party may request NT$300 million as penalty against the defaulting Party.

Article 11 - Termination

In addition to the occurrence of automatic termination of the Agreement, either Party may terminate the Agreement upon the occurrence of any of the following events:

11.1 The termination of the Agreement by the Parties in writing.

11.2 In the event of any occurrence of Default Events, the non-defaulting Party terminates the Agreement by giving a written notice to the defaulting Party.

11.3 Either Party may terminate the Agreement by giving a written notice to the other Party if the Share Swap is prohibited or limited by the applicable laws or regulations, verdicts, orders or adjudications promulgated by the competent authorities which are confirmed not to be appealed and may not be corrected through the amendment of this Agreement.

11.4 Either Party may terminate the Agreement by giving a written notice if the event of force majeure as set forth in Article 12.12 lasts for more than three months.

Article 12 - Miscellaneous

12.1 Where the term of the directors and supervisors of IBT is not expired on the Share Swap Effective Date, SinoPac shall appoint the incumbent directors and supervisors of IBT to serve their offices until the expiry of their term. After the expiry of the aforementioned term, SinoPac shall appoint such incumbent directors and supervisors of IBT to serve for another one year as the directors and supervisors of IBT. Both Parties shall, for the best interest of the shareholders, conduct the merger between IBT andBank SinoPac Company Limited as soon as practicable.

12.2 The Agreement shall be governed and construed in accordance with the laws of the Republic of China. In case of any disputes arising from this Agreement, both Parties agree to resolve the dispute in an amicable negotiation. If no mutual agreement is reached to resolve such dispute within 30 days after either Party makes written request to resolve the dispute, the Parties agree to resort to arbitration. The aforesaid arbitration shall be petitioned with the Arbitration Association of the Republic of China in accordance with Arbitration Law of the Republic of China which shall be held in the arbitration meeting consisting of three arbitrators in Taipei and be proceeded in Chinese. Any liability of the relevant expenses incurred shall be determined in accordance with the arbitral award.

12.3 In case that any terms of the Agreement as instructed by the competent authorities or

required under the amendment of laws or regulations or the necessity to reflect the facts shall be amended, the chairman or the representative designated by the boards of directors of the Parties shall negotiate to amend the Agreement without being approved in the respective shareholders'tmeetings of the Parties.

12.4 If any term of the Agreement is ineffective as a result of the conflict of the applicable laws and regulations, the conflicting terms of the Agreement shall be ineffective and the remaining terms of the Agreement shall remain effective. The ineffective terms of the Agreement as a result of the conflict of the applicable laws and regulations shall be amended by the boards of directors of the Parties without being approved in the shareholders meetings respectively, provided, however, that such amendment shall, to the extent permitted by laws, be made in line with the original intent of the Parties contemplated herein.

12.5 The amendment or alteration of the Agreement shall only be made upon the prior consent of the Parties in writing.

12.6 Any notice of the Agreement shall be effective after being provided to the other Party by registered mail or personal delivery to the addresses as follows:

SinoPac Financial Holdings Company Limited.
Representative: Champion Culture Enterprise Co., Ltd. (Designated Representative Chien Hong-dao; aka Edward Chien)

Address:, 306 Bade Road, Sec. 2, Taipei 104,Taiwan, Republic of China

International Bank of Taipei Co., Ltd.
Representative: Sho-Chuang Ho (Chairman)
Address: 36 Nanking E. Road, Sec.3, Taipei, Taiwan, Republic of China

Either Party shall immediately notify the other in writing of any change in the address of the Party first mentioned, or such Party as first mentioned may not set up any defense with such change.

12.7 Any discussion, agreement or undertaking between the Parties in connection with the Share Swap prior to the execution of the Agreement shall be replaced by the Agreement and rendered ineffective.

12.8 Article 10 hereof and the confidentiality agreement entered into by the Parties on June 16, 2005 remain effective after the termination of the Agreement.

12.9 The headings of the Agreement are solely for the purpose of convenience and reference

with no regards to the interpretation of the Agreement.

12.10 Without obtaining prior written consent of the other Party, neither Party shall transfer any rights or obligations hereunder to other third parties.

12.11 No rights or compensations have been conferred to the third party in accordance with the Agreement, implicitly or explicitly.

12.12 Neither Parties that is prevented from or delays in performing the obligations under the Agreement due to the following prior to the Share Swap Effective Date is required to assume any liability toward the other Party: court judgment or order, order or official action of the relevant competent authorities, war, hostility, blockade, riot, revolution, fire, typhoon, tsunami, flood or other *force majeure* (the "***Force Majeure***"). Notwithstanding, either Party shall notify the other Party of the occurrence of Force Majeure within three days of the notifying Party's becoming aware of such occurrence. The above provision does not exempt either Party from continuing to perform its obligations under the Agreement after the *Force Majeure* ends.

12.13 SinoPac shall ensure the employment terms and rights of the employees of IBT (including the managers) shall comply with the applicable laws and regulations and the existing work rules of IBT.

12.14 Unless otherwise provided in the Agreement, the Parities shall bear their respective costs, expenses or taxes incurred from the Agreement and the Share Swap.

12.15 The attachments hereof shall constitute a part of the Agreement.

12.16 The Agreement is made in duplicate, each to be held by the Parties as evidence.

12.17 The Agreement takes effect after being executed and delivered by the Parties.

SinoPac Financial HoldingsCompany Limited

____

Champion Culture Enterprise Co., Ltd. (Designated Representative Chien Hong-dao)

International Bank of Taipei Co., Ltd.

____

Sho-Chuang Ho (Chairman)

Attachment 1

The Adjustment Formula of Cash Dividend of NT$0.9 Per Share for the

Year of 2004 of IBT

If the adjustment of Share Swap Ratio is made pursuant to Article 3.1.3 as a result of IBT's cash dividend of NT$ 0.9 per share for the year of 2004 (the ex-dividend date is June 30, 2005), the adjustment formula is as follows:

The basic price of SinoPac = Average weighted stock price for the consecutive 15 business days prior to June 30, 2005 (excluding June 30, 2005) = NT$16.1307

The basic price of IBT = the basic price of SinoPac × Share Swap Ratio

Share Swap Ratio = 1.42

Adjusted price of IBT = (the basic price of IBT − cash dividend per share) = NT$16.1307 × 1.42 − NT$0.9 = 22.0056

Adjusted Share Swap Ratio = Adjusted price of IBT ÷ the basic price of SinoPac = 1.36

(Note: All numeral results are rounded to the second digit after the decimal point)

Attachment 2

The Adjustment Formula of Share Swap Ratio

The basic price of SinoPac = Average weighted stock price for the consecutive 15 business days prior to June 30, 2005 (excluding June 30, 2005) = NT$16.1307

The basic price of IBT = the basic price of SinoPac x Share Swap Ratio = NT$16.1307 x 1.36 = NT$21.9378

Issued Shares = the total number of outstanding shares as of June 30, 2005

Additional Shares = the total number of additional shares as a result of the occurrence of the events of adjustment (if any)

1. In case of the occurrence of adjustment events set forth in Article 3, the following adjustment formula shall apply to reflect the adverse impact:

   Adjusted Price = [(Basic price of the party x Issued Shares) plus or minus the change of value as a result of such adjustment event] / (Issued Shares + Additional Shares)

   Adjusted Share Swap Ratio = Adjusted price of IBT / Adjusted price of SinoPac

2. In case of the Share Swap Ratio is adjusted pursuant to Article 3.1.1 as a result of deduction of Net Worth of the party by NT$ 1 billion or more, the following adjustment formula shall apply:

   Adjusted Price = [(Basic price of the party x Issued Shares) – (Net Worth disclosed in the semi-annual financial report as of June 30, 2005 audited by a CPA – Net Worth disclosed in financial statements particularly audited by a CPA after the occurrence of the Material Adverse Change)] / Issued Shares

3. If case that SinoPac (1) issues new shares or transfer the treasury shares as a result of the conversion of the outstanding convertible bonds during the period from June 30, 2005 to the 21st business day (including the 21st business day) prior to the Share Swap Effective Date, or (2) issue new shares or transfer the treasury shares as a result of the exercise of the employees stock option during the period from June 30, 2005 to the earlier of November 30, 2005 and the 21st business day (including the 21st business day) prior to the Share Swap Effective Date, and the subscription price or the conversion price is lower than the basic price of SinoPac, the Share Swap Ratio shall be adjusted in accordance with the formula as follows:

Adjusted price of SinoPac = [(Basic price of SinoPac × Issued Shares + (Conversion Price × Number of the new shares issued or the treasury shares transferred as a result of the exercise of conversion right) + Accrued Interest Compensation of the convertible bonds + (Subscription Price × Number of the new shares issued or treasury shares transferred as a result of the exercise of employee stock option)))) / (Issued Shares + Number of the new shares issued or the treasury shares transferred)

Adjusted Share Swap Ratio = Basic price of IBT / Adjusted price of SinoPac

Conversion Price = the conversion price of the convertible bonds

Subscription Price = the subscription price of the employee stock option

Accrued Interest Compensation of the convertible bonds = the accrued interests to compensate the bondholders during the period from the issuance date to the date of the exercise of the conversion rights.

As of June 30, 2005, the total number of the shares that may be issued upon the exercise of the conversion right under the convertible bonds of SinoPac is 189,555,639 shares.

(Note: All numeral results are rounded to the fourth digit after the decimal point)

International Bank of Taipei

Fairness Opinion of the Proposed Share Exchange Ratio

The International Bank of Taipei (IBT), to actively expand its business scope and in tune with the current trend of growth and globalization of financial institutions, is proposing an exchange of shares with SinoPac Holdings (SinoPac). Under the proposal, IBT will become a subsidiary of SinoPac following the share exchange. After lengthy and thorough evaluation, IBT projects that the share exchange will prompt rapid growth of its banking business and allow it to sell the financial products of SinoPac's various subsidiaries, thus enabling it to provide more comprehensive financial services. IBT retained professional consultants to perform due diligence on SinoPac and assess the value of both companies, and used the valuation results as basis for negotiating the share exchange ratio. KPMG hereby offers advice on the appropriateness of the final negotiated share exchange ratio. In reviewing the appropriateness of the IBT – SinoPac share exchange ratio, and to determine whether such ratio falls within the reasonable value range, KPMG applied methods commonly recognized in business mergers: the market value method, market comparison method, and adjusted book net asset value method.

I. Ratio and Basis of the Proposed Share Exchange

There are many methods to evaluate share exchange ratios. In practice, the parties consider the reasonable value range (derived from mutually acceptable evaluation methods) in conjunction with other key factors, such as the parties' management value, projected performance of merger, and transaction fairness. The parties also embark on thorough discussions and assessments before establishing the share exchange ratio.

In the present case, the final negotiated share exchange ratio is one share of IBT common stock for 1.42 shares of SinoPac common stock prior to distributing dividends (1:1.42), and 1 share of IBT stock for every 1.36 shares of SinoPac stock

after distributing dividends (1:1.36). This ratio is derived from the valuation results reported by the professional financial consultants, fully taking into account factors such as the evaluation methods, management value and projected performance of merger.

II. Compilation of the methods applied by KPMG in computing the value of the companies and the share exchange ratio range:

Unit: NTD/Share

Company / Item		A. Market value method	B. Market Comparison Method	C. Adjusted book net asset value method
		Stock Value Range	Stock Value Range	Stock Value Range
IBT		22.57 NTD ~23.25 NTD	12.58 NTD ~17.33 NTD	16.28 NTD
SinoPac		16.12 NTD ~17.64 NTD	8.60 NTD ~11.87 NTD	12.45 NTD
Estimated Share Exchange Ratio Range	Number of SinoPac shares to be allotted for 1 share of IBT stock (before distributing dividends)	1 share	1 share	1 share
		1.40 shares ~1.32 shares	1.46 shares	1.31 shares
	After distributing dividends	1.34 shares ~1.26 shares	1.40 shares	1.25 shares

In summary, the above three methods used to assess the appropriateness of the proposed share exchange ratio are all commonly accepted estimation methods. The share exchange ratio negotiated by IBT and SinoPac falls within the value range estimated using the above three methods. Upon review of the public information pertaining to IBT and SinoPac, and considering the results of the above three estimations, KPMG is of the opinion that the negotiated stock exchange ratio, as based on the results of the due diligence and evaluations performed by professional financial consultants, is appropriate.

This report is issued for the sole purpose of advising IBT on the appropriateness of the proposed share exchange ratio with SinoPac, and may not be applied to any other use.

KPMG Certified Public Accountant,

June 30, 2005